1-16567



03055299

AR/S

P.E.
12-31-02

PROCESSED
APR 16 2003
THOMSON
FINANCIAL

RECD S.E.C.
APR 16 2003
1086

AT&T Wireless Annual Report 2002



AT&T Wireless Services, Inc.

performance

Contents

We're passionate about wireless

We understand the profound ways it changes communications for people. We also know wireless has only just begun enhancing and enriching the way people live, work, and play. With an mLife from AT&T Wireless, people can be free, yet always in touch with the people and things that matter most. When it comes to the wireless opportunities ahead, the sky's the limit.



It's never enough to simply have a passion to achieve your goals. You also need the performance to take you there. Our wireless passion is performance-driven and sets us apart. We offer nearly 21 million customers the power of a quality wireless experience they simply can't find anywhere else. We believe the best path to the sky begins with both feet planted firmly on the ground.

Selected Financial Highlights

[illegible] except per share amounts, ARPU, and CPGA

Year ended December 31,	2002	2001	Change
Revenue			
Services Revenue	**$ 14,483**	$ 12,532	15.6%
Total Revenue	**$ 15,631**	$ 13,610	14.8%
Operating (Loss) Income[1]	**$ (258)**	$ 598	(143.1%)
EBITDA[1], excluding licensing costs impairments	**$ 3,822**	$ 3,100	23.3%
EBITDA Margin[2], excluding licensing costs impairments	**26.4%**	24.7%	170 b.p.[3]
(Loss) Income From Continuing Operations[4]	**$ (2,205)**	$ 200	(1,201.1%)
Net Loss Available to Common Shareholders[4]	**$ (2,342)**	$ (963)	143.1%
Per AT&T Wireless Common Share			
(Basic and Diluted Share)			
Net Loss Available to Common Shareholders[4]	**$ (0.87)**	$ (0.38)	
Capital Expenditures, excluding Internal-use software	**$ 4,884**	$ 5,045	(3.2%)
Subscribers (in thousands)[5]	**20,859**	18,047	15.6%
Average Churn	**2.6%**	2.9%	(30 b.p.)
Average Revenue per User (ARPU)	**$ 60.20**	$ 62.60	(3.8%)
Average Minutes of Use per Subscriber (MOU)	**477**	382	24.9%
Cost per Gross Subscriber Addition (CPGA)	**$ 377**	$ 334	12.9%

1 EBITDA is defined as operating (loss) income excluding depreciation and amortization. 2002 Operating Income (excluding depreciation, amortization, and impairment charges) of $3,822 million is calculated as EBITDA of $2,493 million plus licensing costs impairments of $1,329 million.

2 Calculated as a percentage of services revenue. 2002 excludes a 9.2 percent impact from the impairment of licensing costs.

3 b.p. refers to basis points.

4 Loss from Continuing Operations in 2002 includes licensing costs impairments of $1,329 million and investment-related impairments totaling $1,184 million. Net Loss Available to Common Shareholders in 2001 includes an $814 million charge to discontinue our fixed wireless business.

5 Total subscribers in consolidated markets as of the end of each year.


Total Network Coverage
213



To: The Shareholders of AT&T Wireless

In 2002 we did many things well to grow our company and its value. But for a second straight year, our share price didn't increase. In fact, it went the other way – quite a lot. So we continue in that frustrating condition where the larger, more valuable company we've built is still not being rewarded in the stock market. We believe that your reward will come, but in the meantime I know that's cold comfort, and we thank you for staying with us.

What did we do in 2002 to grow this unrealized value of AT&T Wireless? Well, in a soft overall economy and in a wireless sector where growth slowed a bit, we nonetheless increased our services revenue by better than 15 percent to $14.5 billion, and we improved margins so that our operating income (excluding depreciation, amortization and impairment charges) grew even faster – by almost 25 percent – to $3.8 billion.

We also added a whole lot of new customers who are the foundation for our future growth. We ended the year with almost three million more subscribers than when the year began, for a total of 21 million. We added two million through our sales efforts and almost a million when we bought our largest affiliate, TeleCorp PCS. Altogether, that's like adding every man, woman, and child in Chicago, Illinois, to our network and systems in just 12 months.

And we have yet another feat to brag about. In the midst of all this growth and industry change, we launched a brand new, high-performing, world-standard, next-generation network (GSM voice, GPRS data) in


Total Customers
20.9
2002

our core service area – on budget and ahead of schedule. Customers on our new network will now be able to use the same phone with the same number in almost 100 countries around the world, an advantage that our U.S. competitors using other technology standards may never be able to match.

In addition, there's our cash position and our balance sheet. With more than $2 billion of cash-on-hand at the end of last year, and commitments for $3.7 billion more if we need it, we have one of the strongest cash positions and best balance sheets of any wireless company in America. And that makes us ready and able to seize the enormous opportunities ahead.

So it's on to 2003, and one of the questions you most frequently ask us is: "Besides continuing to grow the company profitably, is there something more you can do to help get the stock price up?" We think so, and in a nutshell it's this: generate more cash sooner than planned.

There are lots of reasons for the persistently depressed stock prices in telecommunications these days. Investors are anxious over everything from the sluggish economy to hyper-competition in the wireless sector. No single company is in control of those dynamics. But rather than just shout at the rain, AT&T Wireless is re-doubling its focus on one of the things we *can* do something about – something that creates unquestioned value in a business. And that is having more cash come into the company than goes out – creating what Wall Street calls "positive free cash flow." That would be a first for us.

Since its birth almost 20 years ago, the wireless industry has never had a year when all the carriers together took in more cash than they paid out to grow their networks and fund their expanding operations. This is not unusual. Start-up businesses and fast-growing companies typically have years of "negative free cash flow" in their early lives. It's not unlike the spending patterns of young adults and young families who are investing in an education, a vocation, and a larger home. If in those early years there's not enough cash coming in, they take out student loans, grow their credit card balances, and get larger mortgages. But eventually, families need to turn that around to stay afloat – and so do businesses, if they are to create enduring value.

During all the years the wireless industry had this "negative free cash flow," it has used substitute measures of value. Investors have estimated potential value by looking at the geographic scope of carriers' licenses, the breadth of their networks' coverage, and the growth in their customers, revenues, and EBITDA – just about everything *except* cash.

But in today's unsettled investment climate and at this point in our industry's evolution, we at AT&T Wireless are committed to producing the real thing – cash. A full year ahead of our former plan, and for the first time ever, we want to generate more cash from operations than we spend for expanding our network, for paying taxes and interest on our debt, and for the working capital it takes to run our larger business. That cash, plus cash we are developing from other sources, will help us fund investments for our future growth, such as spectrum licenses.


$14.5

There's no reason to believe that every man, woman, and school-age child won't one day sport a wireless device, or even two or three.

What's more, we don't expect this to be a one-time thing. We see plenty of opportunities to generate and grow our cash flows year-after-year. That's why we are not going to sacrifice profitable growth in order to deliver cash. Nor do we have to.

The wireless industry has a long runway in front of it. In fact, we are more than a little bemused by some of the so-called analysts who mourn a slowing percentage growth and warn that it may all peter out. Consider this:

- About 50 percent of the people in the United States still don't have wireless phones. We see that as enormous opportunity. After all, when television sets had found their way into just half of the country's households, did we say that TV had become a slow-growth industry?
- More than 80 percent of all telephone talk time is still in the wires. We in wireless can free those minutes and those unfortunate people who remain tethered to wires and walls. And again we ask, when 80 percent of the country's travel was still on horseback, did people believe that the best days of the automotive industry were behind it?
- When it comes to data, less than one percent moves through the air. Ninety-nine percent is still in the wires. Wireless users have just begun to enjoy the advantage of getting email and information while they're on the go. Did the computer analysts think growth was finished when one percent of homes had PCs?

Like those other industries, it's our job in wireless to create new offers and distribution models to reach more customers and to earn more of their business. That's why AT&T Wireless invested, innovated, and became number one in text messaging. That's why our mMode service gives you the richest wireless Internet content in the nation. That's why we will soon be rolling out what we expect to be the easiest-to-purchase, off-the-shelf monthly wireless plan in the U.S. And that's why we're intensifying our focus on mobile solutions for high-value business customers.

We expect these and other new approaches to the market to keep us growing, along with the value of your investment in us. As we see it, when you combine the world's richest economy and the world's most mobile society, there's no reason to believe that every man, woman, and school-age child won't one day sport a wireless device, or even two or three.

And when they're ready, AT&T Wireless will be there with a performance that matches our passion.



John D. Zeglis
Chairman of the Board and CEO


EBITDA
$3.8*
1999
2000
2002

*Excludes licensing costs impairments of $1.329 billion in 2002
**Excludes asset impairment of $.529 billion in 1999

"Cutting the cord."

Every day, more people make the choice to be free yet connected with wireless. Even so, less than 20% of all U.S. calls are wireless.



Christopher has "cut the cord" even at home and prefers all the advantages of wireless.

performance

[illegible], more minutes, and more revenue in 2002. [illegible] of 2002, nearly 21 million people chose [illegible] customers. That's an increase of [illegible] 2001. Even better, these customers [illegible] more wireless minutes than a year [illegible] outpaced the industry average. And [illegible] revenue increased by more than [illegible] TeleCorp PCS.

More of the same ahead. We're focused on creating new business models to profitably serve the 50 percent of the United States population who have yet to step up to wireless.

More reasons to go wireless. And with our network capabilities, we have the flexibility to offer advanced wireless services and the capacity to profitably compete for the billions of voice minutes that are still trapped in telephone wires.

Imagine the opportunities ahead.
We have, and we're ready.



He can easily track down his friend Victor at the airport to say a quick farewell and never leave the comfort of his couch. Who needs payphones?

Profitable growth is our continuing priority. We're going all out to attract and retain high value customers. One of the ways we're doing this is by providing top-flight quality. Last year, J.D. Power and Associates' Wireless Customer Satisfaction Study ranked us highest in customer satisfaction in more major U.S. markets than any other wireless carrier.

Targeting the best. Our ability to zero in on high value customers while reducing costs means that more customers plus more minutes will add up to more revenue for AT&T Wireless. We are making the capital investments required for our future growth. We launched our next generation network on budget and ahead of schedule in 2002. We now have the networks, the innovative services, the coverage area, and the global technology standard it takes to attract and keep some of the most profitable wireless customers right here. Right now.

Text to the rescue.

Last yea[illegible] million people worldwide connected with text messages. In [illegible] years, that number is expected to total 575 million.


Write new
Text:
Liz,
blind date SOS
can u help?
Kris

When Kristen's disappointing blind date leaves her looking for an escape route, a quick text message

performance

[illegible] with letters. Text messaging is one of the fastest-[illegible] parts of the wireless data industry. And in the U.S. [illegible] AT&T Wireless is first in text messaging. We were [illegible] provide cross-carrier messaging; the first to [illegible] picture messaging; and the first to make instant [illegible] available to both Yahoo and AOL members. [illegible] say we deliver more messages, more [illegible] the competition.

Not by words alone. Early in 2003, we introduced Multimedia Messaging Services. Now our customers with compatible devices can share animated, musical greeting cards, receive multimedia alerts, and exchange photos. We're determined to bring our customers still more industry "firsts" by collaborating with industry leaders such as Sony Pictures Mobile, AP Digital, and AmericanGreetings.com.

It pays to be the U.S. leader in text messaging.

"& we R"

Write new
Text:
LOL
sure thing Kris
I'll be right there!
Liz
Write new
Text:
That's gr8!
see u soon!
K

to her friend Elizabeth can get her out of a jam.

Cleared for takeoff. With more than 3 million customers actively using text messaging at the end of 2002 and with more than 16 million message-enabled phones in our customers' hands, we're first in line as "texting" takes off.

Text "plus." We're expanding the appeal of text messaging in a big, interactive way. In an industry-first, our customers could use text messaging to send "text votes" that helped determine the outcome of the top-rated TV show "American Idol." Throughout 2003, our customer sweepstakes, educational campaigns, and targeted promotions will spotlight the fun of text messaging. As for the bottom line, text messaging is not only a growing source of revenue, it's a powerful springboard to our other exciting data services.

Working wonders.

As 89% of U.S. companies add mobile access to email, data, and business applications, travel time becomes productive time for tomorrow's mobile pros.



Kevin has the ultimate competitive edge for business. With AT&T Wireless, he can crisscross the world

Right place, right time. Access to business information is becoming a necessity for more and more companies. We're already providing wireless solutions to 90 percent of the Fortune 100 and [illegible] percent of the Fortune 500 businesses. With this kind of foundation, we're well positioned to [illegible] future business growth.

Best-in-class business relationships. We're first in innovation with IBM Lotus and Microsoft software that gives our customers a simple, no-hassle connection to office information. We're first in integration with IBM, Hewlett-Packard, and Cap Gemini and first in distribution with Dell and Palm. We bring together a depth and breadth of seamless wireless business solutions that can't be found anywhere else.

We're a leader in helping savvy companies cut the cords and sever the wires that bind.


Office Online
12:20
Monday, February 24, 2003
Owner: Kevin
AT&T Wireless
Mtg w/JR
3:00PM-5:00PM
No unread messages
1 Active task

and easily stay in touch with his office data, his email, and breaking news.

MobilePro means business worldwide. Our MobilePro family of integrated, best-in-class solutions gives companies seamless access to voice and data, in countries around the world. Road warriors can access their email on the go. They can work with their full suite of top business applications like Microsoft Office Online or IBM Lotus on our mobile devices, or send text messages from the back of a cab. They can access Wi-Fi systems with GoPort – our new high-speed wireless data service available at major U.S. airports and hotels, and get down to business quickly with our solutions for vertical markets – including field service and sales force automation, public safety, and fleet management.

Supporting the latest devices.
Major companies like FedEx and Washington Mutual are adopting wireless devices that rely on us for next generation network technology. Our global standard network supports the latest devices such as enhanced data phones, integrated PDAs tablet PCs, and laptops.

Multiplying data.

As wireless data services grow, so does the global market. Across the industry, the number of data customers expected to nearly triple to 320 million by 2006.


MOTOROLA
Find Friends
1 Find friends
2 Be visible/invisible
3 Meet friend
4 Find nearest
5 Add/edit friends
6 Tell a friend
7 Help



Aaron uses our exclusive Find Friends feature to round up his pals for a pepperoni pizza and some laughs.

An mLife comes with more than just voice. Our mMode wireless data services give our customers the most complete and personalized way to stay in touch with the people, information and things that matter to them most.

Growth mode. In 2003, we'll offer new services and simple pricing that will make it a snap to add data. We'll also use our next generation network to promote eye-popping color screens, clear polyphonic sounds, JAVA applications and high data transfer speeds on an array of new devices that look more like communicators from Star Trek than the phones from grandma's parlor.

Playing to win.

In a game where the hottest content wins,
we're accelerating our lead.


MOTOROLA
TONY HAWK'S PRO SKATER 4
ACTIVISION
©1999-2002 Activision, Inc. and its affiliates

In the meantime, he can take on the challenge of the halfpipe with kickflips all his own.

Ready, set, grow. 100 percent of the customers on our next generation network are able to connect with and enjoy mMode services. And in late 2002, about one third of them had already signed up for these special services.

Content rules. From the coolest games and latest music to exclusive location-based services and personalized ESPN sports reports, our mMode customers have access to the richest content in consumer wireless data services. mMode customers can tap into more than 260 sites and applications, play more than 150 of the best games, and download more than 2,000 ringtones and graphics. With industry alliances and the innovations of 4,400 developers, we're continually expanding what wireless data can do to enhance even the liveliest mLife.

"The future belongs to the technologies, the companies, and the people who combine their passion with their performance.




Video recorder
Cancel

"Here's the view from the front yard."

"Very nice. Can't wait to see inside."

See it. Share it. Sell it. Someday soon real estate

performance

Deploy no technology until you can explain it to your parents. Later this year, we'll introduce EDGE, a network enhancement that triples peak network speeds to provide advanced wireless voice, and messaging, music, information and video services. We also have trials underway in Dallas to launch an even faster technology – the first UMTS broadband wireless data capability in the Western Hemisphere. By the end of 2004, we'll offer UMTS in Dallas, San Diego, San Francisco, and Seattle.

Go with the global standard technology and reap the benefits. Most of the R&D, new software, and latest wireless devices are first made to work with the GSM global standard. Also, since most of the volume production is in this world standard, we reap the savings and our customers reap the benefits.

Won't you join us?


"We could put it to good use, that's for sure."
"Take a look at the kitchen. It's quite large."
Video recorder
Start
Canc




Video recorder
Start
"Looks wonderful! Let's arrange to see it in person right away."
"Here's the master bedroom."

agent Celeste could use our service to give a virtual home tour to out-of-town clients like Al and Ruby looking for that perfect new home.

Show shareholders the money. Our goal for 2003 is to become free cash flow positive. We're focused on lowering the costs of acquiring and retaining customers, simplifying our line-up of service plans, making efficient use of our network assets, using our capital dollars prudently, and making maximum use of our retail stores and direct marketing channels for the majority of our distribution.

We deliver. The performance that sets apart our company, and our future, comes not by chance but by deliberate design. Quarter after quarter, year after year, our record of delivering on our commitments has been rooted in disciplined financial management and execution against clear strategic goals. That's not going to change as we drive towards becoming free cash flow positive in 2003 and delivering real value to our shareholders. Neither is our passion to serve our customers by keeping them always connected and forever free.

Board of Directors



Walter Y. Elisha (70) From 1983 until his retirement in 1998, Elisha served as Chairman of the Board of Springs Industries, Inc., and as Chief Executive Officer of Springs Industries from 1981 to 1997. Elisha also serves as a Director of Cummins Engine Company. He is a member of the Audit and Governance Committees.



Nobuharu Ono (57) Since July 2001, Ono has served as Chief Executive Officer and President of NTT DoCoMo USA, Inc. From 2001 to 2002, he served as Executive Vice President, Deputy Senior Executive Manager, Global Business Division, NTT DoCoMo, Inc. Ono also serves as a Director of NTT DoCoMo USA, Inc. He is a member of the Governance and Technology Committees.



Donald V. Fites (69) From 1990 until his retirement in 1999, Fites served as Chairman of the Board and Chief Executive Officer of Caterpillar Inc., and as President and Chief Operating Officer of Caterpillar from 1989 to 1990. Fites also serves as a Director of Oshkosh Truck Corporation, AK Steel Corporation, Exxon Mobil Corporation, Georgia-Pacific Corporation, and Wolverine World Wide, Inc. He is Chairman of the Governance Committee and a member of the Audit Committee.



A. Barry Rand (58) In January 2003, Rand was named Chairman and Chief Executive Officer of Equitant Ltd. Since April 2001, Rand has served as Chairman Emeritus of Avis Group Holdings, Inc. Rand also serves as a Director of Abbott Laboratories, Agilent Technologies, Inc., Aspect Communications, Inc., and Equitant Ltd. He is a member of the Compensation and Governance Committees.



Ralph S. Larsen (64) From 1989 until his retirement in 2002, Larsen served as Chairman of the Board and Chief Executive Officer of Johnson & Johnson. He also serves as a Director of General Electric Corporation and Xerox Corporation. He is Chairman of the Compensation Committee.



Carolyn M. Ticknor (55) From 1999 until her retirement in March 2001, Ticknor served as President, Imaging and Printing Systems, of Hewlett-Packard Company. Ticknor also serves as a Director of Boise Cascade Corporation. She is Chairman of the Technology Committee and a member of the Compensation Committee.



John W. Madigan (65) From 1995 until 2002, Madigan served as Chief Executive Officer of Tribune Company, and has served as the Chairman of the Board of Tribune from 1996 to the present. Madigan also serves as a Director of Morgan Stanley. He is Chairman of the Audit Committee.



John D. Zeglis (55) Zeglis is Chairman of the Board and has been the Chief Executive Officer of AT&T Wireless since October 1999. His extensive communications experience includes the role of President of AT&T, where he was responsible for its wireless, consumer, and international businesses. Zeglis also serves as a Director of Helmerich and Payne, Inc. and Georgia-Pacific Corporation.

Senior Leadership Team






John D. Zeglis Chairman and CEO
Michael G. Keith President, Mobility Operations
Andre Dahan *President, Mobile Multimedia Services*
Joseph McCabe, Jr. Executive Vice President and Chief Financial Officer






Lewis M. Chakrin Executive Vice President, Corporate Strategy and Business Development
Robert H. Johnson Executive Vice President, Sales and Customer Services
G. Michael Sievert *Executive Vice President and Chief Marketing Officer*
Gregory L. Slemons Executive Vice President, Wireless Network Services

Michael R. Benson Executive Vice President and Chief Information Officer
Roderick D. Nelson Executive Vice President and Chief Technology Officer
Jordan M. Roderick President, International









Philip H. Osman Executive Vice President, Mobile Multimedia Services
Adele D. Ambrose Executive Vice President, Public Relations and Investor Communications
William W. Hague Executive Vice President, International Roaming and Development

D. Jane Marvin Executive Vice President, Human Resources
Gregory P. Landis Executive Vice President and General Counsel
Marilyn J. Wasser Executive Vice President and Corporate Secretary





Glossary

802.11b: The standard for the physical layer of wireless local area networks operating at 2.4 GHz. The maximum data transfer rate is 11 Mbps per channel.

ARPU (Average Revenue Per User): The average monthly services revenue received from a company's wireless customers.

CCPU (Cash Cost Per User): The average monthly cost associated with serving a company's wireless phone customers.

Churn: The average monthly percentage of customers who leave or switch to another carrier's service.

CPGA (Cost per Gross Add): The average amount of money a company spends to acquire one new customer.

EBITDA: Operating income excluding depreciation and amortization.

EDGE (Enhanced Data GSM Environment): A faster version of the GSM standard. It is faster than GSM because it can carry messages using broadband networks that employ more bandwidth than standard GSM networks.

GPRS (General Packet Radio Service): A GSM data transmission technique that transmits and receives data in packets, making very efficient use of available radio spectrum.

GSM (Global System for Mobile Communications): The most widespread digital cellular or PCS network technology used throughout the world.

Operating Free Cash Flow: Cash generated from operating activities less cash spent on capital expenditures and other capital additions.

PDA (Personal Digital Assistant): A portable computing device that may be capable of transmitting data such as email and other information handling capabilities.

POPs: The population in a certain area.

SMS (Short Messaging Service): A service that sends electronic text messages over a wireless network. This is also known as text messaging.

SIM (Subscriber Identity Module): A small smart card containing a wireless subscriber's identity key that allows users to swap phones while continuing to use their existing account.

TDMA (Time Division Multiple Access): A wireless technology for digital transmission of radio signals.

Third Generation Technology (3G): The next generation of wireless technology, beyond personal communications services, that is expected to offer increased voice capacity and high-speed data capabilities.

UMTS (Universal Mobile Telecommunications System, also referred to as W-CDMA): The global and most widely adopted standard for third generation cellular systems.

W-CDMA (Wideband Code Division Multiple Access): A third generation technology for wideband digital radio communications in Internet, multimedia, video, and other capacity-demanding applications at an expected maximum data rate of two Mbps.

Wi-Fi (Wireless Fidelity): The certification mark issued by the Wireless Ethernet Compatibility Alliance to certify that a product conforms to the 802.11b standard. This applies to high-speed wireless data service now available at major U.S. airports and hotels, for example.

AT&T Wireless Chief Financial Officer Corporate Team

Joseph McCabe, Jr.

Henry K. Ash

Sally J. Dix

Stephen C. Ferguson

Eric A. Harris

Timothy L. McLaughlin

2002 Financials

Historical Financial Data

For the Years Ended December 31,	2002	2001	2000	1999	1998
Statement of Operations Data:					
Revenue	**$ 15,631**	$ 13,610	$ 10,446	$ 7,627	$ 5,406
Operating (loss) income	**(258)**	598	237	(569)	(279)
(Loss) income from continuing operations	**(2,205)**	200	828	(345)	203
Income (loss) from discontinued operations	**47**	(1,087)	(170)	(60)	(39)
Cumulative effect of change in accounting principle	**(166)**	–	–	–	–
Accretion of mandatorily redeemable preferred stock	**18**	–	–	–	–
Dividends on preferred stock held by AT&T	**–**	76	130	56	56
Net (loss) income available to common shareholders	**(2,342)**	(963)	528	(461)	108
(Loss) income from continuing operations available to common shareholders per share – basic and diluted	**$ (0.82)**	$ 0.05	$ 0.28	$ (0.16)	$ 0.06
Income (loss) from discontinued operations per share – basic and diluted	**$ 0.01**	$ (0.43)	$ (0.07)	$ (0.02)	$ (0.02)
Cumulative effect of change in accounting principle per share – basic and diluted	**$ (0.06)**	$ –	$ –	$ –	$ –
Net (loss) income available to common shareholders per share – basic and diluted	**$ (0.87)**	$ (0.38)	$ 0.21	$ (0.18)	$ 0.04
Weighted average shares – basic	**2,686**	2,530	2,530	2,530	2,530
Weighted average shares – diluted	**2,686**	2,532	2,532	2,530	2,532
Cash dividends declared per common share	**–**	–	–	–	–
Balance Sheet Data:					
Assets of continuing operations	**$ 45,806**	$ 41,634	$ 34,313	$ 23,111	$ 19,193
Assets of discontinued operations	**–**	88	989	401	267
Total assets	**45,806**	41,722	35,302	23,512	19,460
Total debt[2]	**11,057**	6,705	2,551	3,558	2,589
Preferred stock held by AT&T	**–**	–	3,000	1,000	1,000
Mandatorily redeemable common stock	**7,664**	7,664	–	–	–
Mandatorily redeemable preferred stock	**151**	–	–	–	–
Total shareholders' equity	**19,697**	19,281	21,877	12,997	10,532

Selected Historical Financial Data

AT&T Wireless Services, Inc. and Subsidiaries
(In millions, except per share amounts)
(Unaudited)

For the Years Ended December 31,	2002	2001	2000	1999	1998
Cash Flow Data[1]:					
Net cash provided by operating activities of continuing operations	**$ 2,975**	$ 2,734	$ 1,786	$ 913	$ 440
Capital expenditures and other additions	**(5,302)**	(5,205)	(3,601)	(2,135)	(1,169)
Distributions and sales of unconsolidated subsidiaries	**367**	882	360	236	1,354
Contributions, advances, and purchases of unconsolidated subsidiaries	**(640)**	(1,284)	(1,645)	(284)	(156)
Net (acquisitions) dispositions of consolidated businesses, net of cash acquired	**(78)**	(3)	(4,763)	244	324
Net cash (used in) provided by investing activities of continuing operations	**(5,729)**	(5,910)	(9,927)	(1,986)	288
Net (decrease) increase in debt due to AT&T	**–**	(2,438)	1,038	900	100
Repayment of debt due to others	**(1,619)**	–	–	–	–
Proceeds from issuance of long–term debt due to others, net of issuance costs	**2,959**	6,345	–	–	–
Redemption of preferred stock held by AT&T	**–**	(3,000)	–	–	–
Proceeds attributed from DoCoMo investment, net of costs	**–**	6,139	–	–	–
Proceeds attributed from AT&T Wireless Group tracking stock offering	**–**	–	7,000	–	–
Proceeds from AT&T Wireless Services common stock and AT&T Wireless Group tracking stock issued	**427**	68	41	–	–
Transfers from (to) former parent, AT&T	**–**	–	1,001	344	(694)
Net cash provided by (used in) financing activities of continuing operations	**1,763**	7,034	8,947	1,234	(631)
Net cash used in discontinued operations	**(8)**	(568)	(749)	(183)	(76)
Other Financial Data:					
EBITDA from continuing operations[3]	**$ 2,493**	$ 3,100	$ 1,876	$ 662	$ 785

1 All periods reflect the fixed wireless business as discontinued operations.

2 Includes $4 million of long-term debt that is included in other long-term liabilities at December 31, 2000 and 1999.

3 *EBITDA is defined as operating income excluding depreciation and amortization. We believe EBITDA to be relevant and useful information as EBITDA is the primary* measure used by our management to measure the operating profits or losses of our business. EBITDA is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirements of our interest and income taxes. In addition, our $2.5 billion credit facility (under which currently no amounts are outstanding) requires us to maintain certain financial ratios, including a specified net-debt-to-EBITDA ratio. Finally, EBITDA is one of many factors used by the credit rating agencies to determine our credit ratings. EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBITDA, as we have defined it, may not be comparable to similarly titled measures reported by other companies. Please refer to "Reconciliation of EBITDA to Consolidated Operating (Loss) Income" included within "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the second-largest wireless communications service provider in the United States based on revenues for 2002. Our goal is to be the premier provider of high-quality wireless voice and data communication services to businesses and consumers in major markets of North America. We seek to expand our customer base and revenue stream by providing high-quality, innovative wireless voice and data services. As of December 31, 2002, we had 20.9 million consolidated subscribers. For the year ended December 31, 2002, we had $15.6 billion of total consolidated revenues.

We currently provide wireless voice and data services over two separate, overlapping networks. One network uses time division multiple access, or TDMA, as its signal transmission technology. TDMA is often referred to as a second generation, or "2G," technology. As of December 31, 2002, it covered an aggregate population, which we refer to as "POPS," of approximately 203 million, or 70 percent of the U.S. population. We also provide voice and enhanced data services over a separate network that uses the signal transmission technology known as global system for mobile communications, or GSM, and general packet radio service, or GPRS. GSM/GPRS is often referred to as a two and one-half generation, or "2.5G," technology. As of December 31, 2002, this network covered approximately 181 million POPS, or 63 percent of the U.S. population. As of December 31, 2002, our two networks covered an aggregate of approximately 213 million POPS, or 74 percent of the U.S. population, and operated in 83 of the 100 largest U.S. metropolitan areas. We refer to this area as our coverage footprint. We also provide voice service on our analog network, as mandated by the Federal Communications Commission (FCC), and data service over a network utilizing packet switched data technology, or CDPD, which we are phasing out in connection with our launch of GSM/GPRS service.

We supplement our own networks with roaming agreements that allow our subscribers to use other providers' wireless services in regions where we do not have network coverage. With these roaming agreements, as of December 31, 2002, we were able to offer our TDMA customers wireless services covering virtually the entire United States population and GSM/GPRS service covering approximately 67 percent of the U.S. population. We refer to this as our service area. We plan to continue to expand our coverage and service area and increase the capacity and quality of our GSM/GPRS network through new network construction, acquisitions, affiliations, joint ventures, and roaming arrangements with other wireless providers.

During 2002 we continued to make significant strides in executing on our strategy to become the leading provider of mobile voice and data in the major markets of North America. Our achievements in 2002 included:

- Expanding our GSM/GPRS network to cover 67 markets, including Los Angeles, New York, and San Francisco, thereby increasing GSM/GPRS network coverage from approximately 73 million POPS as of the prior year end to approximately 181 million POPS as of December 31, 2002, at a cost of only $15 per POP;
- Completing the acquisition of TeleCorp PCS, Inc., thereby further expanding our coverage footprint (see "TeleCorp PCS, Inc. Acquisition" below);
- Growing our subscriber base nearly 16 percent by adding nearly two million new subscribers, in addition to the approximately 850,000 subscribers we acquired as part of the TeleCorp acquisition, to increase our total consolidated subscribers to 20.9 million as of December 31, 2002;
- Lowering our churn rate from 2.9 percent in 2001 to 2.6 percent in 2002; and
- Increasing our services revenue nearly 16 percent from $12.5 billion in 2001 to $14.5 billion in 2002, to become the second-largest U.S. wireless carrier.

We achieved this growth in a slowing sector and in a soft economy. Subscriber growth for the wireless industry slowed to an estimated 9.6 percent in 2002 from 17.3 percent in 2001. We believe the slower growth rate is due principally to higher penetration rates and a weak economy. As the industry growth rate has slowed, we have maintained our focus on attracting and retaining high-value customers, and on developing products that will allow us to provide new services to our existing customers and to profitably serve that portion of the population that does not currently use wireless services. If competitive pressures continue to drive down pricing or limit our ability to introduce targeted price increases, our revenue growth, as well as our EBITDA (defined as our operating income excluding depreciation and amortization) growth, will be impacted.

In light of industry conditions, we remain focused on continuing to grow our revenues and growing our EBITDA faster than our revenues. Services revenue for 2002 grew to a record $14.5 billion, a 15.6 percent increase over the prior year. Our average monthly revenue per user, or ARPU, was $60.20 for 2002, which represented a decline of 3.8 percent from the prior year. Despite the decline for the full year, we improved our ARPU to $60.00 in the fourth quarter of 2002, up from ARPU of $58.60 in the first quarter of 2002 but down from $60.80 in the fourth quarter of 2001.

To continue to grow our revenues and maintain our ARPU, we must:
- Continue to grow our subscriber base;
- Increase usage by our subscribers;
- Offer and sell new products and services to our subscribers;
- Introduce revenue enhancement programs; and
- Increase wireless data revenues.

Our subscriber growth will be impacted by fluctuations in the industry growth rates. Our subscriber growth will also be impacted by our ability to respond to competitive pricing pressure, and to successfully develop and implement new business models that enable us to profitably address unpenetrated portions of the market. Our focus is on growing profitable revenues, EBITDA, and cash flows, and we do not seek to add subscribers that would adversely impact those objectives.

Along with adding new subscribers, we continue to focus our efforts on reducing churn and retaining our profitable customers. Controlling churn is important, as the cost of retaining existing subscribers is generally much lower than the cost of acquiring new customers. Our churn rate decreased from 2.9 percent in 2001 to 2.6 percent in 2002, including the impact to us from WorldCom exiting the wireless reseller business. The improvement to our churn rate during 2002, despite the negative impact to us from WorldCom, was largely the result of companywide initiatives, including customer retention programs. Our targeted marketing identifies our profitable customers. We are increasing the use of national calling plans and encouraging our subscribers to enter into longer-term contracts. During 2002, we increased the percentage of our customers on contracts from approximately 66 percent to 73 percent, and had approximately 23 percent of our customers on two-year contracts by year end.

In order to grow our revenues and maintain our ARPU, we have and plan to introduce revenue enhancement programs. Additionally, we are particularly focused on increasing revenues from our existing customers, as they provide additional revenue potential without the expenses associated with adding a new subscriber. In addition to focusing on increasing our revenues, we are working on reducing our cost structure. Reducing our cost structure enhances our ability to make our pricing plans more competitive with wireline service and to encourage further wireline-to-wireless migration. During 2002, we entered into 200 international roaming agreements. As our GSM/GPRS footprint increases, so will the revenue potential from these roaming arrangements. Additionally, we are increasing the number of our subscribers with international calling capability from their wireless phones.

We will continue to target customer segments and provide products and services that match the needs of those segments. Certain segments respond to pricing plans tailored to their usage patterns while other segments are more attuned to customized service features. We have been a leader in differentiating our products through our use of targeted pricing plans and the introduction of new products and services. During the first quarter of 2003, we introduced new and simplified pricing plans.

Wireless data continues to be a growth opportunity for us. All of our GSM/GPRS phones can access our mMode data service at per-bit rates. During 2002, over one-third of our GSM/GPRS subscribers opted to subscribe to our data plans. These subscribers generated an average of $8 of revenue per month. We also have 16 million subscribers with phones that are enabled to access our SMS text-messaging service. The approximately three million subscribers who used their SMS services in 2002 generated an average of $3 of revenue in December of 2002.

In addition to growing revenues, we must reduce costs in order to grow our EBITDA faster than our revenues.
Our cost-reduction efforts are focused on three areas:
- Customer acquisition costs;
- Network services; and
- Customer care and information technology costs.

During 2002, our cost per gross subscriber addition, or CPGA, increased to $377, up from $334 in the prior year. This increase was attributable to higher variable costs including our equipment subsidies and sales commission rates; the inclusion of TeleCorp's acquisition costs, which has a higher cost structure; WorldCom's exit from the wireless reseller business, which eliminated our lowest cost acquisition channel; and higher fixed costs, including our employee and retail store related costs. TeleCorp has subsequently been integrated into our sales structure, which will reduce our customer acquisition costs going forward. Additionally, we continue to shift subscriber additions away from higher cost indirect channels to lower cost direct channels, such as our retail stores and direct marketing programs. Our ability to control or reduce our CPGA could be adversely affected if our subscriber growth rate slows further, we increase our sales and marketing expenses to support subscriber growth, or we are unable to reduce other costs.

Our costs to serve and maintain our existing subscriber base, as measured by our cash cost per user, or CCPU, for 2002 declined to $31.70, or 3.6 percent below our prior year CCPU. The improvement in our CCPU during 2002 was largely driven by lower per-subscriber roaming expenses and lower provisions for uncollectible receivables. Our CCPU was negatively impacted during 2002 by higher minutes of usage per-subscriber, which was partially offset by a decrease in our unit cost per minute.

Network service costs were affected in 2002 by the launch and expansion of our GSM/GPRS markets and from the acquisition of TeleCorp. We incur significant costs in connection with a market launch and service introduction that we do not incur in our mature markets. We expect that these costs will decrease as our GSM/GPRS footprint becomes established. Although our roaming expenses have declined significantly as a percentage of our services revenue, they continue to be higher than the industry average. Our roaming expenses as a percentage of our services revenue for the years ended December 31, 2002, 2001, and 2000 were 9.0 percent, 10.9 percent, and 14.9 percent, respectively. We are focused on continuing to reduce our roaming expenses.

We will seek to reduce other elements of our cost structure, including our customer care and information technology costs. We installed new customer care and infrastructure support systems in conjunction with the expansion of our GSM/GPRS network. Initially, this will increase our costs, as we operate these systems in tandem with our TDMA support systems. Over time as we migrate our TDMA customers onto these newer systems, our customer care and billing costs should decline.

Continued EBITDA and revenue growth requires additional capital investment. Our capital expenditures of $4.9 billion in 2002, excluding internal-use software, were devoted principally to constructing our GSM/GPRS network and enhancing the quality of our TDMA network. We also invested capital in our direct distribution channel by adding 125 retail stores and installing new customer care and support systems for our GSM/GPRS sales operation. We expect capital spending to decrease significantly in 2003 and beyond, falling from 40 percent and 34 percent of services revenue in 2001 and 2002, respectively, to approximately 20 percent of services revenue in 2003. We have completed the most capital-intensive portion of our GSM/GPRS expansion, deploying the network over approximately 181 million POPS in our core footprint. In 2003 we will be launching GSM/GPRS in the TeleCorp markets, installing EDGE, expanding our GSM/GPRS footprint, and adding capacity to our GSM/GPRS network as demand dictates. The bulk of our 2.5G build-out requirements are behind us, and we believe we will be able to maintain this reduced level of capital spending.

[illegible]

On October 25, 2000, AT&T announced a restructuring plan, stating its intention to create a separate company for its wireless services businesses, named AT&T Wireless Services, Inc. We call this restructuring "the split-off." AT&T Wireless Services includes substantially the same assets and liabilities that were represented by AT&T Wireless Group tracking stock. AT&T Wireless Group tracking stock was a class of AT&T common stock that was intended to provide holders with financial returns based on the financial performance and economic value of AT&T's wireless services businesses.

On July 9, 2001, AT&T converted all shares of AT&T Wireless Group tracking stock into shares of AT&T Wireless Services common stock on a one-for-one basis. In addition, AT&T completed a distribution of approximately 1.136 billion shares of AT&T Wireless Services common stock to AT&T shareholders in the form of a stock dividend. These transactions effected the split-off of AT&T Wireless Services from AT&T and resulted in AT&T Wireless Services becoming an independent, publicly traded company.

Investments, Acquisitions, and Divestitures

DoCoMo Investment

In January 2001, NTT DoCoMo, Inc. (DoCoMo), a leading Japanese wireless communications company, invested $9.8 billion in a security of AT&T that, like AT&T Wireless Group tracking stock, was intended to reflect a portion of the financial performance and economic value of AT&T Wireless Group. We were allocated $6.1 billion of the net proceeds from AT&T. AT&T retained the remaining $3.6 billion of the DoCoMo investment proceeds as consideration for the reduction in AT&T's retained portion of our value. In conjunction with the split-off, DoCoMo's investment was converted into 406 million shares, or approximately 16 percent, of our common stock. As part of this investment, we entered into a strategic alliance with DoCoMo to develop mobile multimedia services on a global-standard, high-speed wireless network. DoCoMo may require the repurchase of its investment at DoCoMo's original purchase price, plus interest, if we fail to meet specified technological milestones, under certain circumstances. See "Capital Requirements – Contractual Obligations" below for a description of these milestones, which were amended in December 2002. See "TeleCorp PCS, Inc. Acquisition" below for an additional investment made by DoCoMo during 2002.

TeleCorp PCS, Inc. Acquisition

On February 15, 2002, we acquired the 77 percent of TeleCorp PCS, Inc. (TeleCorp) that we did not already own by issuing 146 million AT&T Wireless Services common shares and assuming a fair value of $2.5 billion in net debt and $133 million in preferred securities. TeleCorp provided wireless voice services in portions of the Midwestern and Southeastern United States, which complemented our footprint of licenses and service territory in the United States.

As a result of this transaction, we added markets in 14 states and Puerto Rico, with approximately 850,000 consolidated subscribers as of the acquisition date. Our consolidated subscriber numbers as of the acquisition date did not reflect all TeleCorp subscribers acquired. Upon consummation of the TeleCorp acquisition, we established a 200,000 subscriber reserve, reflecting anticipated subscriber losses resulting from changes in credit policies, service offerings, billing systems, and rate plans, similar to losses we have previously experienced when integrating subscribers of an acquired entity into our systems. A portion of the TeleCorp subscriber reserve had been utilized as of December 31, 2002. We expect our TeleCorp subscribers to be fully integrated into our systems by mid-2003, at which time we anticipate the remaining subscriber reserve will be utilized.

Simultaneously with the transaction closing, DoCoMo purchased 26.7 million shares of AT&T Wireless Services common shares directly from us, exercising its right to maintain an approximate 16 percent equity interest in us. The price per share paid by DoCoMo was $14.28, which was the average price of AT&T Wireless Services common shares over the 30 trading days immediately preceding their election to purchase the shares. We received $382 million in cash for the additional shares issued to DoCoMo.

Other Strategic Acquisitions

On December 29, 2000, we completed the acquisition of a wireless system in Houston, which covered a population base of approximately five million potential customers and served approximately 180,000 subscribers as of the acquisition date. Also on December 29, 2000, our equity interest in AB Cellular, an entity that owned cellular properties in Los Angeles, Houston, and Galveston, Texas, was redeemed. In consideration for our equity interest, we received 100 percent of the net assets of the Los Angeles property. The Los Angeles property covered a population base of approximately 15 million potential customers and served approximately 1.3 million subscribers as of December 31, 2000. On November 14, 2000, we completed a transaction with our affiliate TeleCorp that resulted in our acquisition of wireless systems in several New England markets. On October 2, 2000, we completed the acquisition of a wireless system in Indianapolis. Combined, the New England and Indianapolis markets covered a population base of approximately four million potential customers and served approximately 145,000 subscribers as of their acquisition dates.

On September 29, 2000, we completed the acquisition of a wireless system in San Diego, which covered a population base of three million potential customers. Also, during the third quarter of 2000, we completed the acquisition of a wireless system on the Big Island of Hawaii. Combined, these two markets served more than 180,000 subscribers as of their acquisition dates.

In June 2000, we completed the acquisition of the remaining 50 percent partnership interest we previously did not own in CMT Partners (Bay Area Properties). The Bay Area Properties covered a population base exceeding seven million potential customers and, as of the acquisition date, served nearly one million subscribers. Also in June 2000, we completed the acquisition of Wireless One Network, L.P. (Wireless One). Wireless One owned and operated wireless systems in northwest and southwest Florida covering a population base of 1.6 million potential customers and served approximately 190,000 subscribers as of its acquisition date.

In February 2000, AT&T and Dobson, through a joint venture, acquired American Cellular Corporation (ACC). AT&T contributed its interest in the joint venture to us as of the date of the acquisition. This acquisition increased our coverage through our affiliates in New York state and several Midwest markets.

Exit of Fixed Wireless Business

In December 2001, we finalized plans and received approval from our board of directors to exit the fixed wireless business. This decision resulted in a pretax charge of $1.3 billion during the fourth quarter of 2001, reflecting a write-down of assets and the impact of phased exit charges. During the first quarter of 2002, we completed the sale of certain fixed wireless assets to Netro Corporation (Netro), a company that is engaged in a business substantially different from our fixed wireless business. Netro paid $16 million in cash and issued 8.2 million shares of Netro common stock to acquire a license to intellectual property, equipment, and proprietary software assets. During the second half of 2002, we sold a portion of our shares of Netro common stock, which reduced our ownership percentage of Netro's outstanding common stock to approximately 2 percent as of December 31, 2002. During the first, second, and third quarters of 2002, we recorded aftertax gains on disposal of the fixed wireless business totaling $12 million, $27 million, and $8 million, respectively. The gains consisted of adjustments to the recoverability of assets and accruals associated with exit costs from the fixed wireless business. We completed the disposal of the fixed wireless business during 2002.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

- It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and
- Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

The table opposite presents information about the nature of and rationale for our critical accounting estimates:

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/Approach	Impact If Different
Services revenue Unbilled services revenue	Our billing cycle cut-off times require us to estimate a significant amount of services revenue earned but not yet billed at the end of each quarter.	We estimate our unbilled services revenue by reviewing historical minutes of use processed, adjusted for differences in the types and number of days, seasonality factors, and customer levels.	Actual services revenue could be greater or lower than amounts estimated due to customer levels and their usage differing from our adjusted historical experience. Adjustments are made in the following quarter for the differences between the actual services revenue billed and the previously accrued amounts. Historically, our adjustments have not been material.
Accounts receivable, net Allowance for doubtful accounts	The allowance for doubtful accounts reflects our estimate of losses resulting from the failure or inability of our customers to make required payments.	We estimate our allowance for doubtful accounts by applying estimated loss percentages against our aging of accounts receivable balances. The estimated loss percentages are updated periodically and are based on our historical write-off experience, net of recoveries.	Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in write-off patterns that differ from historical experience. Historically, changes to our estimated loss percentages have not been material.
Property, plant, and equipment, net Useful lives of wireless communications equipment, buildings and improvements, and internal-use software	We estimate useful lives when recording depreciation and amortization expense associated with our wireless communications equipment, buildings and improvements, and internal-use software.	We periodically evaluate our useful lives considering factors such as changes in our technology and industry to confirm that they continue to be appropriate.	The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying values of our property, plant, and equipment. These evaluations could result in a change in our depreciable lives and therefore our depreciation expense in future periods. Historically, we have changed our estimated useful lives due to changes in technology (see Note 2 to our consolidated financial statements).
Property, plant, and equipment, net Impairments of property, plant, and equipment	In accordance with SFAS No. 144, we review our property, plant, and equipment for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset. If the total of the undiscounted cash flows is less than the carrying value, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset.	Significant assumptions required in determining the undiscounted cash flows of our property, plant, and equipment include: • The group of assets subject to the impairment; • Cash flows attributed to the group of assets; • Future cash flows of the group of assets; • Time period for which the assets will be held and used; and • Salvage value for the assets. Significant assumptions required in determining the fair value of our property, plant, and equipment are similar to those	The use of different estimates or assumptions within our undiscounted cash flow model could result in undiscounted cash flows lower than the current carrying value of our assets, thereby requiring the need to compare the carrying values to their fair values. The use of different estimates or assumptions when determining the fair value of our property, plant, and equipment may result in different values for our property, plant, and equipment, and any related impairment charges.

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/Approach	Impact If Different
[illegible]		estimates required in determining the undiscounted cash flows, with the addition of an estimated discount rate to incorporate the time value of money and the risks inherent in the future cash flows.	Additionally, a different method of determining fair value, other than by using a discounted cash flow model, could result in a lower or higher fair value of our property, plant, and equipment.
[illegible]	In accordance with SFAS No. 142, we complete an impairment test of goodwill annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of our business enterprise below its carrying value. The impairment test requires us to estimate the fair value of our overall business enterprise, which is done primarily using a discounted cash flow model rather than the market price of our stock. We determined that we have one reporting unit for purposes of testing goodwill, and therefore, the discounted cash flow model is largely a function of the cash flows of the enterprise.	Significant estimates required in our discounted cash flow model include: • Future cash flows of our primary assets; • Our weighted average cost of capital; • Long-term rate of growth for our business; • Amount and timing for utilization of federal income tax net operating loss carryforwards; and • Estimated fair values of our interest-bearing debt and assets not contributing to the discounted cash flows of our primary assets.	The use of different estimates or assumptions within our discounted cash flow model when determining the fair value of our business enterprise may result in different values for our goodwill, and any related impairment charge. If market prices (adjusted for items that may affect the fair value of the reporting unit, such as a control premium) were used to derive the fair value of our business enterprise instead of a discounted cash flow model, it could result in a lower fair value of our business enterprise.
[illegible]	In accordance with SFAS No. 142, we complete an impairment test of our licensing costs annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of our Federal Communications Commission (FCC) licenses below their carrying value. The impairment test requires us to estimate the fair value of our licensing costs. We estimate the fair value of a majority of our FCC licenses in the aggregate, using a discounted cash flow model. We evaluate the fair value of our non-strategic licenses separately, primarily using comparative market transaction data.	Significant estimates required in our discounted cash flow model include: • Start-up model assumption with FCC licenses as the only asset owned; • Future cash flows related to FCC licenses; • Weighted-average cost of capital for a start-up asset; and • Long-term rate of growth for our business. The fair value of our non-strategic licenses is determined by obtaining market data on recent FCC license transactions (e.g., purchases, sales, or swaps) and deriving estimates of the fair value for each license based on certain characteristics of the license and related market, including megahertz frequency, market size, geographic location, and population density.	The use of different estimates or assumptions within our discounted cash flow model when determining the fair value of our licensing costs may result in different values for our licensing costs, and any related impairment charge. Actual market prices for our FCC licenses could differ from those derived in our analysis resulting in different values for our non-strategic licensing costs, and any related impairment charge. Additionally, different methods of determining fair value, other than by using discounted cash flow models and market data, could result in lower or higher fair values of our licensing costs.

Financial Statement Caption – Critical Estimate Item	Nature of Estimates	Assumptions/Approach	Impact If Different
Investments in and advances to unconsolidated subsidiaries Impairment of investments in and advances to unconsolidated subsidiaries	We review our significant equity and cost method unconsolidated subsidiaries to determine whether a decline in the fair value of our investment below its carrying value is deemed to be other than temporary. These impairment reviews occur at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and require us to estimate the fair value of our investments in and advances to unconsolidated subsidiaries. In the event that the carrying value exceeds its estimated fair value, we are required to determine whether this decline in fair value is other than temporary.	To estimate the fair value of our investments in and advances to unconsolidated subsidiaries, we use discounted cash flow modeling as well as other available evidence including, but not limited to, quoted market prices, market comparables, and industry multiples. To determine whether the decline in fair value below our carrying value is other than temporary, we evaluate, among other factors, the duration and extent to which the fair value is less than carrying value, the financial health of and business outlook for the investee, including industry and sector performance, changes in technology and operational and financing cash flows factors, and our intent and ability to hold the investment.	The use of different methods of determining the fair value of our investments in and advances to unconsolidated subsidiaries could result in different values for our investments in and advances to our unconsolidated subsidiaries, and any related impairment charges.
Business tax accruals, Deferred income taxes, and Other current liabilities Legal and tax contingencies	We record reserves to address potential exposures related to business and income tax positions we have taken that have been or could be challenged by taxing authorities. Additionally, we record reserves associated with legal proceedings and lawsuits for which the likelihood of payment is probable and the amounts can be reasonably estimated.	The determination for required reserves is based upon analysis of each individual tax issue or legal proceeding, taking into consideration the likelihood of adverse judgments and the range of possible loss. Additionally, our analysis may include discussion with outside legal counsel.	The ultimate resolution of these potential exposures and legal proceedings may be greater or less than the amounts reserved.
Deferred income taxes Deferred tax valuation allowances	We record deferred tax valuation allowances when the guidance within SFAS No. 109 does not consider the realization of our deferred tax assets to be more likely than not.	Due to the adoption of SFAS No. 142 on January 1, 2002, we may not rely on the reversal of deferred tax liabilities associated with licensing costs and goodwill as a means to realize our deferred tax assets, which primarily represent tax net operating losses. Additionally, due to our lack of earnings history as an independent company and impairment charges recognized on our licensing costs and unconsolidated subsidiaries, we cannot rely on forecasts of future earnings as a means to realize our deferred tax assets. Accordingly, pursuant to SFAS No. 109, tax valuation allowances are necessary.	The amount and timing of taxable income we ultimately generate in the future, as well as other factors, could result in realization of tax assets greater or less than the amounts recorded.

We have discussed the development and selection of these critical accounting estimates with the Audit Committee of our board of directors and the Audit Committee has reviewed our disclosure relating to them, as presented above.

Adoption of SFAS No. 142 and No. 144

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognized in the financial statements.

Effective with the adoption of this standard, we are no longer amortizing acquired goodwill and excess net book value associated with our equity method unconsolidated subsidiaries. Additionally, we were required to reassess the useful lives of our other intangible assets, which consist primarily of FCC licensing costs and customer lists. Although FCC licenses are issued with a stated term, generally 10 years, the renewal of FCC licenses is a routine matter involving a nominal fee and we have determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of our FCC licenses. As such, effective with the adoption of SFAS No. 142, we are no longer amortizing licensing costs of U.S. consolidated subsidiaries as these licensing costs are deemed to be intangible assets that have indefinite lives. Prospectively, we will continue to periodically re-evaluate our determination of an indefinite useful life with regard to FCC licenses. Our unconsolidated subsidiaries completed a similar assessment for licensing costs. Our U.S. and Canadian unconsolidated subsidiaries also determined that their licensing costs have indefinite lives and ceased amortization of those costs. We also re-assessed the useful life of our customer lists and determined that a five-year life continues to be appropriate.

Upon adoption, SFAS No. 142 required a transitional impairment test using a fair value approach for acquired goodwill and other intangible assets deemed to have indefinite lives. Goodwill is to be evaluated for impairment using a two-step test. The first step consists of a review for potential impairment, while the second step, if required, calculates the amount of impairment, if any. Upon adoption of this standard, we completed a transitional impairment test for our acquired goodwill, determining fair value using primarily a discounted cash flow model. We determined that we had one reporting unit for purposes of testing goodwill, and therefore, the discounted cash flow model was largely a function of the cash flows of enterprise. The determined fair value of the transitional impairment test was sufficient to pass the first step of the impairment test, and therefore, the second step was not performed and no impairment was recorded. The premise of the discounted cash flow model was based upon our internal plans related to the future cash flows of our primary assets. The model assumed no step-up in basis of the assets and depreciation was carried over at current levels. In order to assess our fair value in its entirety, following the calculation of the discounted cash flows of our primary assets, the fair value of our interest-bearing debt was deducted and the fair values of our assets not contributing to the discounted cash flows of our primary assets, primarily our unconsolidated subsidiaries, were added to derive the fair value of our total net assets. However, this method of determining fair value would not have necessarily equated to the implied fair value that might have been derived from using the market price of our common stock.

We also completed a transitional impairment test for U.S. licensing costs, calculating fair value using primarily a discounted cash flow model, and determined that there was no impairment to be recorded. The discounted cash flow model estimates the required resources and eventual returns from the build out of an operational network and acquisitions of customers, starting with only FCC licenses. In this manner, the cash flows are isolated as specifically pertaining to the FCC licenses. A majority of the U.S. licensing costs were tested for impairment on an aggregate basis, which is consistent with our management of the business and national scope of operations.

During the first quarter of 2002, we recorded a cumulative effect of change in accounting principle of $166 million, net of tax, associated with our portion of transitional impairment charges recognized by our equity method unconsolidated subsidiaries upon adoption of SFAS No. 142. Of the total aftertax charge, $72 million and $7 million represented our proportionate share of impairments recognized by TeleCorp of its U.S. licensing costs and goodwill, respectively. The remaining $87 million represented our proportionate share of an impairment of licensing costs recognized by ACC. See "Impairment Charges" below for additional impairment charges recognized by our equity method unconsolidated subsidiaries, subsequent to adoption.

At December 31, 2002, the carrying values of goodwill and U.S. licensing costs were $7,199 million and $13,949 million, respectively. Had SFAS No. 142 been applied as of January 1, 2000, and we ceased amortization of our goodwill and U.S. licensing costs, our income before cumulative effect of change in accounting principle would have been higher by $0.15 and $0.11 per share for the years ended December 31, 2001 and 2000, respectively.

On a prospective basis, we are required to test both acquired goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, for impairment on an annual basis based upon a fair value approach. Additionally, goodwill must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale, or disposition of a significant portion of the business, or other factors. If our market value continues to be less than our book value for an extended period of time, it could trigger the need for impairment tests of acquired goodwill between annual tests. Other indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. During the third quarter of 2002, we completed our annual impairment tests for both acquired goodwill and U.S. licensing costs using methodologies consistent with those applied for our transitional impairment tests performed as of January 1, 2002. Such testing resulted in no impairment charge to goodwill, as the determined fair value was again sufficient to pass the first step impairment test.

We believe that a discounted cash flow model is the best measure of fair value for our reporting unit. However, the average trading values of our common stock for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002, were $8.52, $5.65, $4.22, and $6.68, respectively, reflecting a market capitalization that is significantly lower than the fair value determined using discounted cash flows. If market prices were used to derive the fair value of the reporting unit, such values would need to consider other items that may affect the fair value of the reporting unit as a whole, such as a control premium. If this method was used and we failed to pass the first step of the impairment test, it is reasonably possible that a goodwill impairment would result. While we do not use our market price to determine the fair value of our reporting unit, we expect convergence between our market capitalization and discounted cash flow valuation to occur over time. If this does not occur, it may signal the need for impairment charges.

The first annual reassessment of our licensing costs resulted in a total pretax impairment charge of $1,329 million. See "Impairment Charges" below for further information regarding these tests.

Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Our initial adoption of this statement did not have a material impact on our results of operations, financial position, or cash flows.

Results of Operations

The following discussion describes the financial condition and results of operations of AT&T Wireless Services. This discussion includes the effect of certain other subsidiaries, assets, and liabilities of AT&T that constituted AT&T Wireless Group. AT&T contributed to us all of the subsidiaries, assets, and liabilities that constituted AT&T Wireless Group. Consistent with our historical financial statements, we have treated these contributions and related transactions in a manner similar to a pooling of interests and we have assumed that these contributions and related transactions were completed in historical periods prior to the split-off by the legal entity AT&T Wireless Services.

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 2002, 2001, and 2000 and financial condition as of December 31, 2002 and 2001. The comparison of the 2002 results with 2001 was affected by the closing of the TeleCorp acquisition on February 15, 2002. The results of TeleCorp have been included in our consolidated financial results since that date. Additionally, as discussed below, we recorded several impairment charges and deferred tax valuation allowances during the year ended December 31, 2002. The comparison of the 2001 results with 2000 was affected by the acquisitions that occurred during 2000, discussed above under "Other Strategic Acquisitions," as well as the sale and exchange of several equity interests in unconsolidated subsidiaries resulting in significant net gains in the statement of operations for the years ended December 31, 2001 and 2000. The results of our discontinued fixed wireless business are discussed within "Income (loss) from discontinued operations per share." As a result of our discontinuation of the fixed wireless business, we operate in a single line of business.

Impairment Charges

Effective January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognized in the financial statements. SFAS No. 142 required a transitional impairment test using a fair value approach for acquired goodwill and other intangibles deemed to have indefinite lives. Additionally, SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair values of the goodwill and other indefinite-lived intangible assets with their carrying amounts. See "Adoption of SFAS No. 142 and No. 144" above for further discussion of our adoption of SFAS No. 142.

In addition to reviewing our goodwill and other indefinite-lived intangible assets for impairment, we also review our significant equity and cost method unconsolidated subsidiaries for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. These reviews are performed to determine whether a decline in the fair value of an investment below its carrying value is deemed to be other than temporary.

Impairment of Licensing Costs of Consolidated Subsidiaries We completed our annual impairment tests for both goodwill and U.S. licensing costs during the third quarter of 2002, using methodologies consistent with those applied at the time of the initial adoption of SFAS No. 142 on January 1, 2002. Such testing resulted in no impairment charge to goodwill. FCC licenses that support our U.S. strategic plan, which represent a majority of the licensing costs' carrying value, were aggregated and valued using a discounted cash flow model. The remaining non-strategic licenses were valued on a license-by-license basis using primarily comparative market transaction data to determine a fair value. These tests resulted in a total pretax impairment charge of $1,329 million, which was recorded as an impairment of licensing costs during the third quarter of 2002. We believe that the declines in the fair value of our licenses are due principally to uncertainty about industry prospects in light of continuing price competition, slowing subscriber growth, and the continued weakness of the U.S. economy.

Impairment of Licensing Costs of Equity Method Unconsolidated Subsidiaries We recognized pretax losses of $349 million in the third quarter of 2002 associated with our portion of impairment charges recognized by our equity method unconsolidated subsidiaries as a result of their annual impairment tests of U.S. licensing costs as required by SFAS No. 142. These pretax charges consisted of $240 million, $84 million, and $25 million of our proportionate share of impairments of licensing costs recognized by Cascade Wireless, LLC (Cascade), Alaska Native Wireless, LLC (ANW), and Lewis and Clark Communications, LLC (Lewis and Clark), respectively. These charges are included in net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax, for the year ended December 31, 2002.

Impairment Charges of Equity Method Unconsolidated Subsidiaries During the third quarter of 2002, we performed our annual impairment review of our significant investments in and advances to unconsolidated subsidiaries. As a result, we recognized $464 million of pretax impairment charges due to declines in the fair values of several equity method unconsolidated subsidiaries that management deemed to be other than temporary. The majority of the total pretax charge represented impairments of our investments in Rogers Wireless Communications Inc. (Rogers Wireless), EuroTel Praha, spol. s.r.o., and BPL Cellular Ltd. of $232 million, $185 million, and $24 million, respectively. These charges are included in net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax, for the year ended December 31, 2002.

During the second quarter of 2002, we recognized a $120 million pretax impairment charge in net equity (losses) earnings from investments in unconsolidated subsidiaries associated with our investment in ACC Acquisition LLC, which is the parent company of ACC. This impairment represented a write-off of our remaining investment balance. The impairment charge was recognized due to a reassessment of the fair value of our investment following ACC's failure to comply with the total debt leverage ratio covenant contained in ACC's bank credit facility.

During the fourth quarter of 2001, we recognized $107 million of pretax impairment charges in net equity (losses) earnings from investments in unconsolidated subsidiaries associated with declines in the fair values of our equity method unconsolidated investments in Rogers Wireless and BPL Cellular Ltd. of $63 million and $44 million, respectively, as management deemed these declines to be other than temporary.

Impairment Charges of Cost Method Unconsolidated Subsidiaries During the third quarter of 2002, we recognized a $187 million pretax impairment charge related to our cost method investment in Dobson Communications Corporation (Dobson) due to a decline in the fair value of the investment that management deemed to be other than temporary. Of the total pretax charge, $173 million related to our investment in Dobson's Series AA preferred stock and $14 million to our remaining investment in Dobson's common stock. Additionally, in the first quarter of 2002, we recorded a pretax impairment charge of $57 million related to our common stock investment in Dobson due to a decline in the quoted market price of Dobson's common stock that management deemed to be other than temporary. These charges are included in other (expense) income for the year ended December 31, 2002. See "Investments in and Advances to Unconsolidated Subsidiaries" below for a discussion of a pending transaction involving our investment in Dobson's Series AA preferred stock.

Tax Valuation Allowances

Due to the adoption of SFAS No. 142, the period of reversal for deferred tax liabilities related to goodwill and licensing costs can no longer be reasonably estimated. As a result, we may not rely on the reversal of deferred tax liabilities associated with goodwill and licensing costs as a means to realize our deferred tax assets, which primarily represent tax net operating losses. Additionally, due to the lack of earnings history as an independent company and impairment charges recognized on our licensing costs and unconsolidated subsidiaries, we cannot rely on forecasts of future earnings as a means to realize our deferred tax assets. Accordingly, we have determined that, pursuant to the provisions of SFAS No. 109, "Accounting For Income Taxes," deferred tax valuation allowances are required on those deferred tax assets. In 2002, we recorded deferred tax valuation allowances of $970 million. The valuation allowances included $524 million related to deferred tax assets associated with our equity method unconsolidated subsidiaries, which was recorded in net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax. The valuation allowances also included $446 million related to our continuing operations, excluding net equity (losses) earnings from investments in unconsolidated subsidiaries, which was recorded in provision for income taxes. As a result of recording this allowance, our 2002 effective income tax rate was substantially different from the U.S. federal statutory income tax rate. Future valuation allowance requirements may be impacted by the 2002 net operating loss carryback claim to AT&T (see "Income Tax Net Operating Loss Refunds" below), which may be reflected as a contribution to additional paid-in capital in shareholders' equity.

Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Revenue				
Services	**$ 14,483**	$ 12,532	$ 1,951	15.6%
Equipment	**1,148**	1,078	70	6.5%
Total revenue	**$ 15,631**	$ 13,610	$ 2,021	14.8%

Services revenue primarily includes monthly recurring charges, airtime and toll usage charges, and roaming charges billed to both our customers and other wireless service providers. Services revenue is recognized based upon minutes of use processed and contracted fees, and is net of credits and adjustments for service discounts. Amounts collected in advance of the service period, primarily related to our prepaid customers, are recorded as unearned revenue and are recognized when earned. Customer activation fees, along with the related costs up to but not exceeding these fees, are deferred and amortized over the estimated customer relationship period. Services revenue is derived primarily from voice services. Revenue from data services has not been material in any of the periods presented. We do not anticipate that revenue from data services will be material to our overall services revenue during 2003. Equipment revenue is generated primarily from the sale of wireless handsets and accessories. We generally sell handsets to our subscribers and distributors at or below our cost. The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor, as this is considered to be a separate earnings process from the sale of wireless services.

Total revenue grew 14.8 percent to $15,631 million, an increase of $2,021 million, in the year ended December 31, 2002, compared with the prior year. Approximately one third of this increase resulted from revenue associated with TeleCorp subsequent to its acquisition on February 15, 2002.

Services revenue for the year ended December 31, 2002, grew to $14,483 million, an increase of $1,951 million, or 15.6 percent, compared with 2001. Services revenue increased due to growth in the subscriber base, including the impact of subscribers acquired with the TeleCorp acquisition, which more than offset the effect of a decline in ARPU.

As of December 31, 2002, we had 20.9 million consolidated subscribers, including subscribers acquired with TeleCorp, an increase of 15.6 percent compared with December 31, 2001. Net consolidated wireless subscriber additions during the year ended December 31, 2002, totaled 2.0 million, representing a decrease of 32.6 percent over the prior year. The slower growth in our net subscriber additions for the year ended December 31, 2002, was attributed to decreased net additions from our reseller channel, primarily related to WorldCom's exit from the reseller business, a shorter retail holiday season, and a continued weak economy, as well as a decrease in our prepaid net additions. Prepaid subscribers as of December 31, 2002, remained a mid-single-digit percentage of the total consolidated subscriber base, similar to the prior year.

Our churn rate for the year ended December 31, 2002, was 2.6 percent, down from 2.9 percent in 2001. The churn rate related to our postpaid customers of 2.4 percent for the year ended December 31, 2002, also improved from our 2001 postpaid churn of 2.6 percent. The improvement to both our overall and postpaid churn versus the prior year, despite the negative impact to us from WorldCom, was largely the result of companywide initiatives, including customer retention programs.

Our ARPU for the year ended December 31, 2002, was $60.20, a decrease of 3.8 percent compared with 2001. Our ARPU decline versus the prior year period reflected continuing competitive pricing and our success in attracting a broader base of new customers and assisting existing customers in moving to more optimal calling plans based on their needs. Despite this decline in ARPU, average minutes of use per subscriber increased for the year ended December 31, 2002, compared with the prior year. Average minutes of use per subscriber per month were 477 and 382 for 2002 and 2001, respectively. The growth in the current year is generally due to subscribers continuing to shift toward calling plans with higher buckets of minutes, including roaming minutes.

Equipment revenue for the year ended December 31, 2002, was $1,148 million, an increase of $70 million, or 6.5 percent, compared with 2001. Equipment revenue for 2002 increased from the prior year primarily due to a higher volume of handset and accessory sales, as well as additional equipment revenues associated with our acquisition of TeleCorp.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Costs of services	**$ 4,558**	$ 3,991	$ 567	14.2%
As a percentage of Services revenue	**31.5%**	31.8%		

Costs of services consist primarily of costs to operate and maintain our TDMA and GSM networks, incollect expenses (the roaming costs paid to other wireless providers), and access, interconnection, and toll charges paid to connect our customers' calls on other carriers' networks. Additionally, costs of services include the provision for uncollectible receivables and non-income related taxes. Costs of services for the year ended December 31, 2002, were $4,558 million, an increase of $567 million, or 14.2 percent, compared with the year ended December 31, 2001. Approximately one-half of the increase resulted from higher costs required to operate and maintain our networks. The other approximate one-half of the increase was attributable to our subscribers' increased minutes of use, which resulted in an increase in the access, toll, and other connection charges paid to connect calls on other carriers' networks. Both the increased network costs and the higher minutes of use resulted from growth in our subscriber base, including those subscribers added with the acquisition of Telecorp. These increases over the prior year were partially offset by a decline in incollect expenses due to a lower average incollect rate per minute we pay to other carriers reduced to some extent by higher incollect minutes of use.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Costs of equipment sales	**$ 2,274**	$ 2,037	$ 237	11.7%

Costs of equipment sales include the costs of the handsets and accessories sold to new as well as existing customers and the related distribution and shipping costs. Costs of equipment sales for the year ended December 31, 2002, were $2,274 million, an increase of $237 million, or 11.7 percent, compared with the year ended December 31, 2001. The increase in costs of equipment sales in 2002, as compared with the prior year, resulted from an increase in the volume of handsets sold, additional equipment costs associated with our acquisition of TeleCorp, and increased subsidies of handsets associated with new subscriber additions and retention efforts to maintain our existing subscriber base.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Selling, general, and administrative	**$ 4,977**	$ 4,482	$ 495	11.0%
As a percentage of Services revenue	**34.4%**	35.8%		

Selling, general, and administrative (SG&A) expenses for the year ended December 31, 2002, were $4,977 million, an increase of $495 million, or 11.0 percent, compared with the prior year. Over one-half of the increase in SG&A costs in 2002 resulted from increased customer care, subscriber billing, and other general and administrative expenses to support growth in the subscriber base. The remaining increase was primarily due to higher subscriber acquisition costs, primarily related to higher sales commissions rates. Partially offsetting these increases was a slight decline in advertising and promotion expenses in 2002, as compared with the prior year. Cost per gross subscriber addition (CPGA), which includes the cost of handset subsidies related to new subscriber acquisitions, which are recorded in costs of equipment sales, was $377 for the year ended December 31, 2002, a 12.9 percent increase compared with the year ended December 31, 2001. The increase in CPGA compared with the prior year was attributable to higher variable costs including our equipment subsidies and sales commission rates; the inclusion of TeleCorp's acquisition costs, which has a higher cost structure; WorldCom's exit from the wireless reseller business, which eliminated our lowest cost acquisition channel; and higher fixed costs, including our employee and retail store related costs.

For the Years Ended December 31, (in millions)	2002	2001	$ Change	% Change
Depreciation and amortization	**$ 2,751**	$ 2,502	$ 249	9.9%

Depreciation and amortization expenses for the year ended December 31, 2002, were $2,751 million, an increase of $249 million, or 9.9 percent, compared with the year ended December 31, 2001. The increase in depreciation and amortization expenses resulted primarily from growth in our depreciable asset base from capital expenditures associated with the build out of our next-generation (GSM/GPRS) network and expansion of our TDMA network, and from equipment acquired with the TeleCorp acquisition. Increased amortization expenses associated with higher levels of capitalized software also contributed to the increase over the prior year. Capital expenditures, excluding capital additions related to internal-use software, were $4,884 million and $5,045 million for the years ended December 31, 2002 and 2001, respectively. Capital additions related to internal-use software were $243 million and $311 million for the years ended December 31, 2002 and 2001, respectively. Partially offsetting the increases in depreciation expense in 2002 was a reduction in amortization expense associated with our adoption of SFAS No. 142. As a result of the adoption of this statement, effective January 1, 2002, we are no longer amortizing goodwill and other indefinite-lived intangible assets, including U.S. licensing costs. Amortization of goodwill and licensing costs for the year ended December 31, 2001, was $513 million.

For the Years Ended December 31, (in millions)	2002	2001	$ Change	% Change
Impairment of licensing costs	**$ 1,329**	$ –	$ 1,329	100.0%

Impairment of licensing costs of $1,329 million resulting from our annual assessment required by SFAS No. 142 was recorded during the third quarter of 2002. Specifically, SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, including U.S. licensing costs, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the goodwill and U.S. licensing costs with their carrying amounts. We completed our annual assessment during the third quarter using methodologies consistent with those applied at the time of the initial adoption of SFAS No. 142 on January 1, 2002. There was no impairment charge required for goodwill as a result of our annual assessment.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Other (expense) income	**$ (123)**	$ 374	$ (497)	(132.9)%

Other (expense) income primarily includes interest income, impairment charges associated with our equity investments accounted for under the cost method, fair value adjustments of certain derivative instruments, and losses on the early extinguishment of debt. Other (expense) income was expense of $123 million and income of $374 million for the years ended December 31, 2002 and 2001, respectively. Other (expense) income for 2002 consisted primarily of other expenses of $244 million in total pretax impairment charges related to our investments in Dobson preferred and common stock and $20 million of pretax losses associated with the early extinguishment of debt. Partially offsetting these expenses was interest income of $74 million earned during 2002, as well as a $38 million pretax gain on the sale of licenses to Triton PCS, Inc. recognized in the fourth quarter of 2002. Other (expense) income for 2001 consisted primarily of $278 million of interest income mainly related to the DoCoMo proceeds that we loaned back to AT&T. Other (expense) income for 2001 also included $73 million of income from mark-to-market adjustments related to fair value adjustments associated with warrants held by DoCoMo to purchase our common stock that previously were required to be adjusted to fair value.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Interest expense	**$ 669**	$ 386	$ 283	73.2%

Interest expense, net of amounts capitalized, consists primarily of interest on our Senior Notes, including the impact of our interest rate swap agreements, and interest on the TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes that we assumed in conjunction with our acquisition of TeleCorp. Prior to our split-off from AT&T, interest expense consisted primarily of interest on intercompany debt owed to AT&T. Interest expense for the year ended December 31, 2002, was $669 million, an increase of $283 million, or 73.2 percent, compared with the year ended December 31, 2001. Interest expense for the year ended December 31, 2002, increased primarily due to a full year's worth of interest expense associated with our $6.5 billion Senior Notes offering, which occurred in March 2001; interest on the $3.0 billion Senior Notes offering, which occurred in April 2002; and interest associated with the TeleCorp debt we assumed. These amounts were partially offset by the elimination of interest paid on the AT&T debt in 2001, as a result of the split-off. Additionally, interest expense in 2002 was favorably impacted by our interest rate swap agreements. During 2002, we increased our hedged debt to $2.8 billion, up from $700 million during 2001.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Provision for income taxes	**$ 55**	$ 311	$ (256)	(82.4)%

Provision for income taxes was $55 million for the year ended December 31, 2002, compared to $311 million in the prior year. The tax benefits generated by our losses from continuing operations, excluding net equity (losses) earnings from investments in unconsolidated subsidiaries, during 2002 were offset by $446 million of deferred tax valuation allowances (see "Tax Valuation Allowances" above).

The 2001 annual effective income tax rate for continuing operations, excluding net equity (losses) earnings from investments in unconsolidated subsidiaries, was 53.0 percent, and was primarily impacted by the amortization of non-deductible goodwill, reserve adjustments associated with the split-off, and fair value adjustments associated with the common stock warrants held by DoCoMo.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax	**$ (1,100)**	$ (75)	$ (1,025)	(1,362.8)%

We incurred net equity losses from investments in unconsolidated subsidiaries of $1,100 million for the year ended December 31, 2002, compared to net equity losses of $75 million in 2001. For the year ended December 31, 2002, net equity losses from investments in unconsolidated subsidiaries primarily included impairment charges totaling $939 million and a charge of $108 million resulting from amending our venture agreement with ANW. Due to our cumulative losses, we did not record any tax benefits associated with these charges. The impairment charges included $584 million of charges, which were primarily associated with the write-down of our equity method unconsolidated subsidiaries in Rogers Wireless, Eurotel Praha, spol. s.r.o., ACC Acquisition LLC (the parent company of ACC), and BPL Cellular Ltd. of $232 million, $185 million, $120 million, and $24 million, respectively. These impairments were recorded as declines in the fair values of these investments during 2002 were deemed to be other than temporary. Additionally, we recognized losses of $349 million in the third quarter of 2002 associated with our portion of impairment charges recognized by our equity method unconsolidated subsidiaries as a result of their annual impairment tests of other indefinite-lived intangible assets as required by SFAS No. 142. Of this total charge, $240 million, $84 million, and $25 million represented impairments of licensing costs recognized by Cascade, ANW, and Lewis and Clark, respectively. The $108 million charge associated with amending our venture agreement with ANW reflects the difference between amounts previously accrued for our potential obligation to acquire the other owners' interests under the original terms of the venture agreement and our current obligation as a result of this amendment. Net equity losses from investments in unconsolidated subsidiaries for the year ended December 31, 2001, included pretax impairment charges of $107 million associated with declines in the fair values of our equity method unconsolidated investments in Rogers Wireless and BPL Cellular Ltd., as well as a $298 million aftertax gain on the sale of Japan Telecom in April 2001. Excluding the impacts of the gain on the sale of Japan Telecom, the charge associated with the amendment of the ANW agreement, and the impairment charges, net equity (losses) earnings from investments in unconsolidated subsidiaries improved approximately $254 million for 2002 as compared with the prior year. This improvement primarily resulted from our consolidation of TeleCorp in 2002, in addition to our no longer recording equity losses related to three of our investments as our cumulative losses recognized has exceeded our carrying value.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Loss from operations of discontinued business (net of tax benefit of $(169))	**$ –**	$ (273)	$ 273	100.0%
Gain (loss) on disposal of discontinued business (net of tax provision (benefit) of $29 and $(504))	**$ 47**	$ (814)	$ 861	105.8%

We recognized income from discontinued operations, net of tax, of $47 million for the year ended December 31, 2002, compared to a loss from discontinued operations of $1,087 million in the prior year. The income recorded during 2002 consisted of adjustments to the recoverability of assets and accruals related to costs to exit the fixed wireless business. The losses from discontinued operations for 2001 represented the loss on disposal of the fixed wireless business as well as operational losses associated with the fixed wireless business prior to its write-down. The disposition of the fixed wireless business was completed during 2002.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Cumulative effect of change in accounting principle (net of tax benefit of $103)	**$ (166)**	$ –	$ (166)	(100.0%)

Cumulative effect of change in accounting principle, net of tax, was a loss of $166 million during the year ended December 31, 2002, and related to our proportionate share of impairment charges recorded by our equity method unconsolidated subsidiaries upon their adoption of SFAS No. 142 effective January 1, 2002. Of the total 2002 aftertax charge, $72 million and $7 million represented our proportionate share of impairments recognized by TeleCorp of its licensing costs and goodwill, respectively. The remaining $87 million represented our proportionate share of an impairment of licensing costs recognized by ACC.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Accretion of mandatorily redeemable preferred stock	**$ 18**	$ –	$ 18	100.0%

Accretion of mandatorily redeemable preferred stock was $18 million during the year ended December 31, 2002, and represented the dividend accretion associated with the mandatorily redeemable preferred stock issued by us in February 2002 in conjunction with our acquisition of TeleCorp.

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Dividend requirements on preferred stock held by AT&T, net	**$ –**	$ 76	$ (76)	(100.0)%

Dividend requirements on preferred stock held by AT&T, net of tax, decreased to zero for the year ended December 31, 2002, down from $76 million for 2001. We redeemed this preferred stock during the second quarter of 2001.

Loss (income) per basic and diluted share:

For the Years Ended December 31,	2002	2001	$ Change
(Loss) income from continuing operations available to common shareholders	**$ (0.82)**	$ 0.05	$ (0.87)
Income (loss) from discontinued operations	**0.01**	(0.43)	0.44
Cumulative effect of change in accounting principle	**(0.06)**	–	(0.06)
Net (loss) income available to common shareholders	**$ (0.87)**	$ (0.38)	$ (0.49)

(Loss) income from continuing operations available to common shareholders per share was a loss of $0.82 for the year ended December 31, 2002, compared with income of $0.05 for the prior year. The increased loss per share was primarily attributable to the per-share impact of the impairment charges and deferred tax valuation allowances recorded during 2002. Additionally, income from continuing operations available to common shareholders in 2001 included an aftertax gain of $298 million associated with the sale of our equity interest in Japan Telecom.

Income (loss) from discontinued operations per share was income of $0.01 for the year ended December 31, 2002, compared with a loss of $0.43 for the prior year. The income (loss) from discontinued operations for the year ended December 31, 2001, included the impact of the $0.8 billion aftertax charge associated with the loss recorded on disposal of the fixed wireless business.

Cumulative effect of change in accounting principle per share was a loss of $0.06 for the year ended December 31, 2002, compared with zero for the prior year.

Net (loss) income available to common shareholders per share was a loss of $0.87 for the year ended December 31, 2002, compared with a loss of $0.38 for the year ended December 31, 2001. The increased loss per share was primarily attributable to the per-share impact of the impairment charges and deferred tax valuation allowances recorded during 2002 and the aftertax gain of $298 million associated with the sale of our equity interest in Japan Telecom in 2001. Partially offsetting this impact was the effect of the loss recorded on the discontinuation of the fixed wireless business during 2001.

Year Ended December 31, 2001, Compared with the Year Ended December 31, 2000

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Revenue				
Services	$ 12,532	$ 9,374	$ 3,158	33.7%
Equipment	1,078	1,072	6	0.6%
Total revenue	$ 13,610	$ 10,446	$ 3,164	30.3%

Total revenue increased 30.3 percent to $13,610 million for the year ended December 31, 2001, compared with the prior year. Services revenue for the year ended December 31, 2001, was $12,532 million, an increase of $3,158 million, or 33.7 percent, compared with 2000. The services revenue growth was affected by the results of acquisitions that closed during 2000, as well as by growth associated with net subscriber additions during 2001. This growth was partially offset by a decline in ARPU.

As of December 31, 2001, we had over 18 million consolidated subscribers, an increase of 19.0 percent compared with the prior year. Net consolidated wireless subscriber additions in the year ended December 31, 2001, totaled 2.9 million, a 14.1 percent increase over the prior year, including 927,000 during the fourth quarter. Our churn rate for the year ended December 31, 2001, was 2.9 percent, comparable to our churn rate for the year ended December 31, 2000. The churn rate related to our postpaid customers for the year ended December 31, 2001, declined to 2.6 percent, down from 2.7 percent in the prior year. Prepaid subscribers as of December 31, 2001, remained a mid-single-digit percentage of the total consolidated subscriber base, similar to the prior year-end.

Our ARPU for the year ended December 31, 2001, was $62.60, a decrease of 8.2 percent compared with 2000. Our ARPU decreased as a result of competitive pricing pressures and market segmentation efforts, despite an increase in average minutes of use per subscriber for the year ended December 31, 2001, compared with the prior year.

Equipment revenue for the year ended December 31, 2001, was $1,078 million, an increase of $6 million, or 0.6 percent, compared with 2000. Equipment revenue for the year ended December 31, 2001, compared with the prior year, was affected by a decline in the average revenue per item sold, offset by an increase in quantities of equipment sold.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Costs of services	$ 3,991	$ 3,017	$ 974	32.3%
As a percentage of Services revenue	31.8%	32.2%		

Costs of services for the year ended December 31, 2001, were $3,991 million, an increase of $974 million, or 32.3 percent, compared with 2000. Approximately one-third of this increase was due to growth in the subscriber base and their increased minutes of use, which resulted in an increase in the access, toll, and other connection charges paid to connect calls on other networks, including AT&T. An additional approximate one-third of the increase resulted from higher costs to maintain our owned and operated network, driven by continued expansion of our network during 2001, as well as the related increase in our network associated with acquisitions which occurred during 2000. The remaining increase was a result of higher provisions for uncollectible receivables and an increase in non-income related taxes.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Costs of equipment sales	$ 2,037	$ 2,041	$ (4)	(0.2)%

Costs of equipment sales for the year ended December 31, 2001, were $2,037 million. This represented a decrease of $4 million, or 0.2 percent, compared with 2000. Costs of equipment sales for the year ended December 31, 2001, as compared with the prior year, were affected by a decrease in the average cost of items sold. Offsetting these decreases was an increase in the number of items sold.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Selling, general, and administrative	$ 4,482	$ 3,512	$ 970	27.6%
As a percentage of Services revenue	35.8%	37.5%		

Selling, general, and administrative (SG&A) expenses for the year ended December 31, 2001, were $4,482 million, an increase of $970 million, or 27.6 percent, compared with the prior year. Nearly one-half of this increase in SG&A was due to higher marketing and selling costs, primarily advertising and promotions, and commissions and other employee-related expenses associated with the 34.7 percent increase in gross consolidated subscriber additions for the year ended December 31, 2001, compared with the prior year. CPGA, which includes the cost of handset subsidies related to new subscriber acquisitions recorded in Costs of equipment sales, was $334 for the year ended December 31, 2001, a 9.0 percent decline compared with the prior year.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Depreciation and amortization	$ 2,502	$ 1,639	$ 863	52.7%

Depreciation and amortization expenses for the year ended December 31, 2001, were $2,502 million, an increase of $863 million, or 52.7 percent, compared with 2000. The increase in depreciation and amortization expenses primarily resulted from growth in our depreciable asset base resulting from capital expenditures to increase the capacity of the network and improve call quality, as well as the impact of a full year's worth of depreciation expense associated with property, plant, and equipment acquired with the acquisitions that closed during 2000. Capital expenditures, excluding capital additions related to internal-use software, were $5,045 million and $3,714 million for the years ended December 31, 2001 and 2000, respectively. Capital additions related to internal-use software were $311 million and $162 million for the years ended December 31, 2001 and 2000, respectively. Additionally, effective January 1, 2001, we shortened the lives of certain wireless communications equipment, which increased depreciation expense approximately $136 million, increased net loss available to common shareholders approximately $84 million, and increased net loss available to common shareholders per basic and diluted share approximately $0.03, for the year ended December 31, 2001. Lives were primarily shortened to fully depreciate all such equipment within seven years. Similar equipment acquired after January 1, 2001, has a useful life no longer than seven years. Amortization expense, which includes amortization of goodwill, licensing costs, and other acquisition-related intangibles, increased for the year ended December 31, 2001, as a result of a full year's worth of amortization associated with acquisitions that closed during 2000.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Other (expense) income	$ 374	$ 534	$ (160)	(30.0)%

Other (expense) income for the year ended December 31, 2001, was income of $374 million, compared with income of $534 million for the year ended December 31, 2000. Other (expense) income for the year ended December 31, 2001, primarily included interest income of $278 million and $73 million of gains associated with fair value adjustments related to the common stock warrants in AT&T Wireless Services which are held by DoCoMo and were considered to be derivative financial instruments. In December of 2001, the terms of the warrants were amended such that the warrants no longer require fair value adjustments subsequent to December 2001. Other (expense) income for the year ended December 31, 2000, included a pretax gain of $379 million recognized on transactions associated with our affiliate investment in TeleCorp, interest income of $143 million on our note receivable from AT&T, and pretax gains totaling $141 million associated with the sale of two equity method unconsolidated subsidiaries during the second quarter of 2000. Additionally, other (expense) income for the year ended December 31, 2000, included a pretax loss of $184 million associated with the acquisition of the Los Angeles cellular property resulting from AB Cellular's redemption of our equity interest in AB Cellular.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Interest expense	$ 386	$ 85	$ 301	353.6%

Interest expense for the year ended December 31, 2001, was $386 million, an increase of $301 million, or 353.6 percent, compared with 2000. The increase in interest expense related primarily to interest expense associated with the $6.5 billion Senior Notes offering that occurred in March 2001. This increase was partially offset by a decrease in intercompany interest paid to AT&T.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Provision for income taxes	$ 311	$ 246	$ 65	26.8%

The provision for income taxes for the year ended December 31, 2001, was $311 million, compared with $246 million for the year ended December 31, 2000. The annual effective income tax rate for the year ended December 31, 2001, was 53.0 percent, compared with 35.7 percent for the year ended December 31, 2000. The annual effective income tax rate for 2001 was affected by the amortization of non-deductible goodwill, reserve adjustments associated with the split-off, and fair value adjustments associated with the common stock warrants held by DoCoMo. The annual effective income tax rate for 2000 was affected by the amortization of non-deductible goodwill, as well as the sale of a foreign unconsolidated subsidiary.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax	$ (75)	$ 388	$ (463)	(119.4)%

Net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax, were $75 million of losses for the year ended December 31, 2001, compared to $388 million of earnings for 2000, and were associated with our U.S. and international equity method unconsolidated subsidiaries. Net equity (losses) earnings from investments in unconsolidated subsidiaries for the year ended December 31, 2001, included a $298 million aftertax gain associated with the sale of our equity investment in Japan Telecom. Additionally, net equity (losses) earnings from investments in unconsolidated subsidiaries for the year ended December 31, 2001, included $66 million, net of tax, associated with impairment charges for market value declines of two international investments, as these declines were deemed to be other than temporary. Net equity (losses) earnings from investments in unconsolidated subsidiaries for the year ended December 31, 2000, included a $372 million aftertax gain recognized by our equity investment in AB Cellular on the redemption of our equity interest in December 2000. Excluding the 2001 and 2000 aftertax gains and impairments, net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax, decreased $323 million. Approximately three-quarters of this decrease was the result of equity earnings recognized during 2000 compared to 2001 related to CMT Partners and AB Cellular. The remaining decrease was associated with increased losses from U.S. affiliate investments, as well as international investments.

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Dividend requirements on preferred stock held by AT&T, net	$ 76	$ 130	$ (54)	(41.1)%

At December 31, 2000, we had outstanding $3.0 billion of preferred stock held by AT&T that paid dividends at 9 percent per annum. In June 2001, we redeemed the $3.0 billion of preferred stock held by AT&T. Dividend requirements on this preferred stock for the year ended December 31, 2001, were $76 million and for the year ended December 31, 2000, were $130 million, net of amounts recorded in accordance with a tax-sharing agreement between AT&T Wireless Services and AT&T.

[illegible] per basic and diluted share:

For the Years Ended December 31,	2001	2000	$ Change
(Loss) income from continuing operations available to common shareholders	$ 0.05	$ 0.28	$ (0.23)
Income (loss) from discontinued operations	(0.43)	(0.07)	(0.36)
Net (loss) income available to common shareholders	$ (0.38)	$ 0.21	$ (0.59)

(Loss) income from continuing operations available to common shareholders per share was income of $0.05 for the year ended December 31, 2001, compared with income of $0.28 for the year ended December 31, 2000. Partially contributing to the decrease in income per share were lower gains associated with the sale and redemption of investments during 2001 as compared to 2000. The 2001 period included the gain recognized on the sale of our equity interest in Japan Telecom. The 2000 period included gains resulting from the sale of two equity method unconsolidated subsidiaries, the gain on the transactions associated with our affiliate investment in TeleCorp, and the net gain associated with the redemption of our equity interest in AB Cellular. Also contributing to the decrease in (loss) income from continuing operations available to common shareholders per share for the year ended December 31, 2001, was an increase in interest expense, as well as a decrease in net equity earnings from investments, excluding gains on the sale and redemption of our equity investments. These decreases were partially offset by an increase in operating income.

Income (loss) from discontinued operations per share increased to a loss of $0.43 for the year ended December 31, 2001, compared with a loss of $0.07 for the year ended December 31, 2000. The income (loss) from discontinued operations for the year ended December 31, 2001, included the impact of the $0.8 billion aftertax charge associated with the loss on disposal of the fixed wireless business recorded during the fourth quarter.

Net (loss) income available to common shareholders per share was a loss of $0.38 for the year ended December 31, 2001, compared to income of $0.21 for the year ended December 31, 2000. The decrease in net (loss) income available to common shareholders per share was driven by both lower income associated with our continuing operations and higher losses associated with our discontinued operations.

[illegible] Capital Resources

Prior to the split-off, financing activities for AT&T Wireless Services and the rest of AT&T Wireless Group were managed by AT&T on a centralized basis and were subject to the review of the AT&T Wireless Group capital stock committee of AT&T's board of directors. Sources of funds included proceeds attributed from AT&T debt and equity offerings, intercompany borrowings from AT&T, internally generated funds, and proceeds attributed to us from AT&T related to DoCoMo's investment. Non-cash capital contributions from AT&T related to acquisitions and initial investments funded by AT&T prior to the tracking stock offering totaled $539 million for the year ended December 31, 2000. In addition, AT&T performed cash management functions on our behalf. Cash balances maintained and reported by us prior to the split-off primarily represented cash balances for which no right of offset existed with AT&T. Effective with the split-off, we began performing cash management and financing activities as a stand-alone entity.

Sources of Cash

We expect to fund our capital requirements for at least the next 12 months by using existing cash balances, which totaled $2.4 billion as of December 31, 2002; cash generated from operations; and if necessary, by accessing external sources of capital including the issuance of commercial paper, public equity or debt securities, or by drawing on our committed receivables securitization program and credit facilities. We may also generate cash from the sale of non-strategic investments or excess spectrum. Our need to obtain additional cash from external sources will be impacted by our ability to reduce costs and to continue to achieve subscriber and revenue growth.

In February 2002, we received $382 million in cash from DoCoMo's purchase of 26.7 million shares of our common stock pursuant to the exercise of their preemptive right in conjunction with our acquisition of TeleCorp.

On April 16, 2002, we completed a public offering of $3.0 billion of Senior Notes. The Senior Notes are unsecured, ranking equally with our other senior unsecured indebtedness, with $250 million maturing on April 18, 2005, $750 million maturing on May 1, 2007, and $2.0 billion maturing on May 1, 2012. The notes pay interest semiannually at fixed rates ranging from 6.875 percent to 8.125 percent per annum.

Income Tax Net Operating Loss Refunds For the tax return period July 10, 2001, through December 31, 2001, we incurred a tax net operating loss (NOL) of $1.3 billion. Under our tax sharing agreement with AT&T, the net operating loss was carried back for a refund of taxes paid by AT&T, as the common parent of an affiliated group that included AT&T Wireless Services. We established a receivable in shareholders' equity in the amount of $461 million as of December 31, 2002, with a corresponding increase to additional paid-in capital. In January 2003, we received $436 million relating to this refund claim. The remaining $25 million will be held in escrow pursuant to the terms of an agreement between AT&T and us, and will be reflected as a receivable from former parent, AT&T, until distribution from the escrow.

For the year ended December 31, 2002, we estimate that we generated a NOL of $2.8 billion. For certain of these losses that could be up to approximately $1.5 billion, we will pursue a carryback claim for the tax benefits related to these losses, which can be offset against taxes paid by AT&T. The balance of any 2002 NOL not paid by AT&T can be carried forward to offset our taxable income in future years.

The tax-sharing agreement between AT&T and us provides that we may not seek a refund for taxes relating back to periods before the split-off without AT&T's consent, and that such consent may not be unreasonably withheld. Federal tax laws generally provide that we would only be entitled to a carryback benefit to the extent that the income of AT&T for the applicable carryback years is sufficient to absorb all of the carryback losses of AT&T and its affiliates in addition to our carryback losses. The amount of the refund from AT&T for the 2002 net operating loss, if any, and the timing of any such payment cannot be determined with certainty at this time.

Accounts Receivable Securitization Program, Credit Facilities, and Commercial Paper Agreements In March 2003, we renewed our accounts receivable securitization program and increased the size of the program from $1.2 billion to $1.6 billion. The program allows us to obtain financing collateralized by subscriber trade accounts receivable. Under the program, we can assign subscriber trade accounts receivable on a revolving basis to a special-purpose, wholly owned subsidiary. The wholly owned subsidiary would then sell an undivided interest in such receivables to an unrelated third-party financing entity upon drawing on the facility. The financing is subject to fees including a program fee range of 15 to 25 basis points and a liquidity fee range of 22.5 to 50 basis points. Both fee ranges are based on our Senior Notes rating. We intend to use the proceeds from this financing arrangement for general corporate purposes. This financing arrangement is subject to customary securitization covenants and will be recorded as an on-balance sheet transaction. Included in the covenants are provisions for the termination of the program in the event that our long-term unsecured Senior Notes rating is less than BB+ by Standard & Poor's or Ba1 by Moody's. See discussion of our credit ratings below. We are currently in compliance with the securitization covenants and have no amounts outstanding under this financing arrangement.

On March 18, 2003, we renewed our $1.25 billion 364-day Competitive Advance and Revolving Credit Facility. Both our 364-day Competitive Advance and Revolving Credit Facility, which expires in March 2004, and our $1.25 billion Five-Year Competitive Advance and Revolving Credit Facility, which expires in March 2006, require us to maintain certain financial ratios, including maintaining a net debt to EBITDA ratio (as defined in the agreement) of 4X or less and an interest coverage ratio of 3.5X or higher. We are currently in compliance with these financial ratios. The facilities are subject to a facility fee, which will fluctuate based on our Senior Notes rating. We currently have no amounts outstanding under the facilities.

During June 2001, we finalized agreements with a group of commercial paper dealers to issue up to $2.5 billion of private placement commercial paper notes. The notes will be unsecured, ranking pari passu with our other unsubordinated and unsecured indebtedness. Maturity of the notes will be up to 365 days from the date of issue. Our commercial paper notes are rated A2 by Standard & Poor's and P2 by Moody's. If we decide to issue commercial paper notes, the rates would be reflective of these commercial paper market rates at the time of issuance. The commercial paper program is subject to customary commercial paper program covenants. We currently have not issued any notes under the program.

Credit Rating Discussion Our credit ratings impact our ability to obtain short- and long-term financing, and the cost of such financing. In determining our credit ratings, the rating agencies consider a number of factors, including our EBITDA, operating cash flow, total debt outstanding, off-balance sheet obligations, commitments, interest requirements, liquidity needs, and availability of liquidity. Other factors considered may include our business strategy, the condition of our industry, and our position within the industry. Although we understand that these and other factors are among those considered by the rating agencies, each agency might calculate and weigh each factor differently.

Our credit ratings are as follows:

Rating Agency	Long-Term Debt Rating	Outlook
Moody's[1]	Baa2	Negative
Standard & Poor's[2]	BBB	Stable
Fitch[3]	BBB	Stable

1 On June [illegible], 2002, Moody's changed the outlook for the entire wireless industry to negative, including changing our outlook from stable to negative. A negative outlook could result in our credit rating being lowered in the future. This change did not impact the availability or cost of our financing arrangements.

2 On June 20, 2002, Standard & Poor's reaffirmed our long-term debt rating of BBB with a stable outlook.

3 On July 3, 2002, Fitch reaffirmed our long-term debt rating of BBB with a stable outlook.

Capital Requirements

Our capital requirements during 2003 will be driven by capital expenditures associated with our network, interest payments, and acquisition of new subscribers. Additional capital requirements may include spectrum purchases, acquisitions of businesses, and cash contributions and advances to our unconsolidated subsidiaries.

Capital Requirements – Capital Expenditures and Other Capital Additions The operation, upgrade, and expansion of our networks will continue to require substantial amounts of capital. Our capital expenditures and other capital additions discussed below are calculated on an accrual basis, and therefore, may vary from the cash outflows reported during the period on our statements of cash flows. Capital expenditures, excluding capital additions related to internal-use software, totaled $4,884 million for the year ended December 31, 2002, which included $2,146 million during the fourth quarter of 2002. During 2002, we completed the launch of our next generation (GSM/GPRS) network in our non-TeleCorp markets. Capital additions related to internal-use software totaled $243 million for the year ended December 31, 2002. During 2003, we expect to spend approximately $3.0 billion on capital expenditures, including capital additions related to internal-use software. Our planned use of 2003 capital expenditures will include expanding our existing GSM/GPRS network, including completing the build-out of our GSM/GPRS network in our TeleCorp markets and installing our EDGE network. We have entered into various purchase commitments for network equipment related to the development of our next-generation strategy. Those commitments totaled $915 million as of December 31, 2002, with payments to be made in 2003 and 2004.

Capital Requirements – Spectrum We may also require substantial capital to purchase additional spectrum. Access to additional spectrum in critical markets will help us to meet demand for existing wireless products and facilitate deployment of next generation services in critical markets.

During November 2000, we joined with others in the formation of a venture, ANW, which participated in the FCC's Auction 35 of licensed spectrum in the 1900-megahertz band. In early 2001, the auction was completed, and ANW was the high bidder on approximately $2.9 billion in licenses. Pursuant to the original terms of the venture, we had committed to fund $2.6 billion to ANW to fund ANW's purchase of the licenses. In June 2001, the federal appeals court for the D.C. Circuit ruled that the FCC had acted improperly in rescinding the licenses held by NextWave Telecom, Inc. and its affiliates (NextWave), which constituted most of the spectrum licenses offered in Auction 35. In August 2001, the FCC returned the licenses to NextWave, and on April 29, 2002, the FCC refunded $473 million to ANW, which was a portion of the down payment previously submitted for licenses on which ANW was the high bidder. On March 4, 2002, the FCC granted to ANW some of the non-NextWave licenses on which it was the high bidder, which required the payment of $90 million by ANW, which we funded during the first quarter of 2002.

On November 14, 2002, the FCC announced it would allow bidders to withdraw from Auction 35 without penalty. On December 4, 2002, ANW applied to the FCC to withdraw its bids from Auction 35. As a result, we have been relieved of our commitment to fund ANW's purchase of the remaining Auction 35 licenses. ANW was refunded $83 million, which was the remaining balance ANW had on deposit with the FCC as a down payment for the remaining licenses.

On November 11, 2002, we and the other owners of ANW amended the terms of the venture. Pursuant to the revised agreements:

- In December 2002, ANW made a prepayment of indebtedness to us of $181 million;
- In December 2002, we paid $229 million to the other owners of ANW and ANW distributed certain amounts previously invested in ANW, resulting in distributions to us of $144 million and $233 million to the other owners of ANW; and
- In March 2007, the other owners of ANW may elect to require us to purchase their interests in ANW for $145 million. Under certain circumstances, this right may be exercised earlier, in which case the amount payable would be reduced by 5 percent per annum.

We recorded a charge of $108 million in the fourth quarter of 2002 to reflect the difference between amounts previously accrued for our potential obligation to acquire the other owners' interests under the original terms of the venture and the $229 million payment made in December 2002.

During the first quarter of 2002, we funded $251 million to Cascade for spectrum acquisitions and operational funding requirements, fully satisfying our commitment.

Capital Requirements – Acquisitions of Businesses On February 15, 2002, we acquired the 77 percent of TeleCorp that we did not already own. The aggregate purchase price totaled $2,414 million including $2,266 million of AT&T Wireless Services common stock issued (146 million shares), $133 million of AT&T Wireless Services mandatorily redeemable preferred stock issued (233,000 shares), and $15 million in cash.

In February 2002, subsequent to the acquisition of TeleCorp, we purchased additional equity in TeleCorp. TeleCorp in turn contributed $955 million in total to TeleCorp Wireless, Inc. and Tritel PCS, Inc. The contributions were subsequently utilized by TeleCorp Wireless, Inc. and Tritel PCS, Inc. to repay all amounts outstanding, including principal, interest, and related fees, under their Senior Credit Facilities and FCC debt. Additionally, TeleCorp Wireless, Inc. and Tritel PCS, Inc. repaid $20 million associated with the cancellation of interest rate swap agreements. Finally, we repaid $53 million of outstanding principal and interest of vendor financings owed by TeleCorp Wireless, Inc.

On April 1, 2002, we completed an acquisition from Exelon Corp. of the remaining 49 percent minority interest in the Philadelphia market, in which we previously held a 51 percent ownership interest, for $285 million in cash.

Capital Requirements – Interest Payments Our Senior Notes and Senior Subordinated Notes include the following interest payment requirements and maturity dates:

Principal Amount as of December 31, 2002 (In millions)	Interest Rate	Interest Payments	Maturity
AT&T Wireless Services, Inc. Senior Notes:			
$250	6.875%[1]	Semiannually	April 18, 2005
$1,000	7.350%[1]	Semiannually	March 1, 2006
$750	7.500%[1]	Semiannually	May 1, 2007
$3,000	7.875%	Semiannually	March 1, 2011
$2,000	8.125%[1]	Semiannually	May 1, 2012
$2,500	8.750%	Semiannually	March 1, 2031
$9,500			
TeleCorp Wireless, Inc. Senior Subordinated Notes:			
$374	11.625%	–[2]	April 15, 2009
$292	10.625%	Semiannually	July 15, 2010
$666			
Tritel PCS, Inc. Senior Subordinated Notes:			
$242	12.75%	–[3]	May 15, 2009
$292	10.375%	Semiannually	January 15, 2011
$534			

1 As of December 31, 2002, we had entered into interest rate swaps with a total notional value of $2.8 billion. On a semiannual basis, we pay a floating rate of interest equal to the six month LIBOR plus a fixed spread and receive a fixed rate in return ranging from 6.875 percent to 8.125 percent. The swaps were entered into as hedges of the fair value of $250 million of the 6.875 percent Senior Notes due April 2005, $1.0 billion of the 7.35 percent Senior Notes due March 2006, $750 million of the 7.5 percent Senior Notes due May 2007, and $800 million of the 8.125 percent Senior Notes due May 2012, and expire on the notes' respective maturity dates. During the first quarter of 2003, we terminated all of our interest rate swaps. We received total cash proceeds of $289 million, of which $245 million represented the fair value of the portion of our long-term debt that was hedged. The remaining cash proceeds represented the fair value of the interest component of the hedged debt as of the termination dates of the interest rate swaps.

2 Interest accrues to the principal balance of these Discount Notes until April 15, 2004. Interest will be paid in cash semiannually beginning October 15, 2004.

3 Interest accrues to the principal balance of these Discount Notes until May 15, 2004. Interest will be paid in cash semiannually beginning November 15, 2004.

Capital Requirements – Debt Guarantees and Repayments On May 10, 2002, we guaranteed in the event of default the repayment of the interest and principal of the TeleCorp Wireless, Inc. and Tritel PCS, Inc. senior subordinated obligations amounting to $1.2 billion as of December 31, 2002. This guarantee ranks pari passu with our senior unsecured obligations. TeleCorp Wireless, Inc. and Tritel PCS, Inc. are both our consolidated operating subsidiaries. Provisions of the notes limit the use of cash and cash equivalents of each subsidiary. At December 31, 2002, cash and cash equivalents includes a combined $89 million of cash and cash equivalents that were held by TeleCorp Wireless, Inc. and Tritel PCS, Inc.

In March 2002, TeleCorp Wireless, Inc. exercised its option to redeem 35 percent, or $201 million aggregate principal amount at maturity, of the TeleCorp Wireless, Inc. 11.625 percent Senior Subordinated Discount Notes for $179 million in cash. The notes were redeemed in April 2002 with existing cash balances. During April 2002, TeleCorp Wireless, Inc. exercised its option to redeem 35 percent, or $158 million in aggregate principal amounts at maturity, of the TeleCorp Wireless, Inc. 10.625 percent Senior Subordinated Notes for $174 million. Additionally, Tritel PCS, Inc. exercised its option to redeem 35 percent, or $158 million and $130 million in aggregate principal amounts at maturity, of the Tritel PCS, Inc. 10.375 percent Senior Subordinated Notes and the Tritel PCS, Inc. 12.75 percent Senior Subordinated Discount Notes, respectively, for $174 million and $115 million, respectively. These notes were redeemed in May 2002 with cash balances of TeleCorp Wireless, Inc. and Tritel PCS, Inc. These cash balances resulted from our purchase of additional equity in these subsidiaries.

Capital Requirements – Contractual Obligations

	Payments Due by Period[1]				
Contractual Obligations as of December 31, 2002 (In millions)	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Operating leases[2]	$ 2,754	$ 611	$ 1,040	$ 557	$ 546
Dedicated leased lines[3]	617	198	317	102	–
Purchase obligations[4]	1,689	162	1,302	225	–
Long-term debt[5]	10,836	–	250	1,886	8,700
Obligation related to ANW venture agreement[6]	145	–	–	145	–
Mandatorily redeemable preferred stock[7]	857	–	–	–	857
Total contractual cash obligations	$ 16,898	$ 971	$ 2,909	$ 2,915	$ 10,103

1 Payments are included in the period by which they are contractually required to be made. Actual payments may be made prior to the contractually required date.

2 These commitments are associated with contracts that expire in various years through 2035. Payments due reflects fixed rent expense.

3 Represents our commitments with our primary local exchange carriers for dedicated leased lines. See Note 20 to our consolidated financial statements.

4 Unconditional purchase obligations include commitments to purchase network equipment and handsets related to the development of our next-generation strategy and commitments to purchase certain long-distance and network data services under our Master Carrier Agreement with AT&T. See Note 20 to our consolidated financial statements.

5 Amounts are equal to the annual maturities of our long-term debt outstanding as of December 31, 2002.

6 Represents our obligation associated with ANW's other owners' rights to require us to purchase their interests in ANW. See "Capital Requirements – Spectrum" above for further discussion of our venture agreement with ANW.

7 This commitment represents the total liquidation preference upon redemption (December 13, 2020) of the mandatorily redeemable preferred stock we issued in conjunction with the acquisition of TeleCorp. See Note 16 to our consolidated financial statements.

In December 2002, the terms of our strategic relationship with DoCoMo were amended. The amendment increased DoCoMo's rights to representation on our board of directors, and revised our technology commitment, among other things. Pursuant to our Investor Agreement, as amended, between AT&T Wireless Services, AT&T, and DoCoMo, DoCoMo may require us to repurchase its investment at DoCoMo's original purchase price, plus interest, if under certain circumstances, and subject to the exceptions identified in the Investor Agreement:

- We fail to launch service based on W-CDMA technology in certain areas of Dallas, San Diego, San Francisco, and Seattle, or agreed upon alternate cities by December 31, 2004; or
- Our board of directors approves changes prior to December 31, 2004, in our use of W-CDMA technology as our primary standard for delivery of services based on third-generation technology.

We believe that the likelihood of our requirement to repurchase DoCoMo's original investment plus interest is remote.

We periodically make equity contributions and advances to international and U.S. investments in which we do not own a controlling interest. We currently have no material commitments outstanding related to these investments, with the exception of our commitment to ANW discussed above. We have agreements with other wireless carriers that allow our customers to roam on other carriers' wireless systems. These agreements establish general terms and charges for system usage, and in some cases also establish minimum usage requirements.

We also have various other purchase commitments for materials, supplies, and other items incidental to the ordinary course of business, which are not material individually, or in the aggregate.



Off-Balance Sheet Arrangements We currently have off-balance sheet financing arrangements, which are immaterial individually and in the aggregate, including two synthetic leases for office facilities, and certain guarantees related to two international unconsolidated subsidiaries. Additionally, DoCoMo holds 41.7 million of our common stock warrants with a strike price of $35 per share.

These off-balance sheet financing arrangements are not material individually, or in the aggregate, to our overall results of operations or financial condition.

Statement of Cash Flows Discussion

Cash Flows for the Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

For the Years Ended December 31, (In millions)	2002	2001	$ Change	% Change
Net Cash Flows:				
Provided by operating activities of continuing operations	**$ 2,975**	$ 2,734	$ 241	8.8%
Used in investing activities of continuing operations	**(5,729)**	(5,910)	181	3.1%
Provided by financing activities of continuing operations	**1,763**	7,034	(5,271)	(74.9)%
Used in discontinued operations	**(8)**	(568)	560	98.6%

Net cash provided by operating activities of continuing operations for the year ended December 31, 2002, was $2,975 million, compared with $2,734 million for 2001. The increase in net cash provided by operating activities from continuing operations was primarily due to higher operating income, excluding the impairment of licensing costs and depreciation and amortization, partially offset by higher interest payments made during 2002 as compared to the prior year, as well as cash payments associated with exit costs of the fixed wireless business.

Net cash used in investing activities of continuing operations for the year ended December 31, 2002, was $5,729 million, compared with $5,910 million for the year ended December 31, 2001. The decrease in net cash used was primarily due to lower contributions made to unconsolidated subsidiaries in 2002 compared with 2001, partially offset by the cash received during 2001 related to the sale of our equity interest in Japan Telecom.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2002, was $1,763 million, compared with $7,034 million for the year ended December 31, 2001. Net cash provided by financing activities of continuing operations for 2002 consisted primarily of net proceeds of $3.0 billion from our Senior Notes offering in April 2002 and cash proceeds of $382 million from the sale of our common shares to DoCoMo in connection with DoCoMo's exercise of its preemptive right triggered by the TeleCorp acquisition. Partially offsetting these proceeds was the repayment of approximately $1.6 billion of TeleCorp debt subsequent to the acquisition, including the repayments of the TeleCorp public debt during the second quarter of 2002. Net cash provided by financing activities of continuing operations for 2001 consisted of $6.1 billion of allocated net proceeds from AT&T associated with the investment by DoCoMo and $6.3 billion of net proceeds received from our Senior Notes offering in March 2001. Partially offsetting these proceeds were the repayment of $2.4 billion of debt due to AT&T and redemption of the $3.0 billion of preferred stock held by AT&T in June of 2001.

The decrease in cash used in discontinued operations was primarily a result of decreased operational activities during the year ended December 31, 2002, compared with 2001. We completed the disposal of the fixed wireless business during 2002.

Cash Flows for the Year Ended December 31, 2001, Compared with the Year Ended December 31, 2000

For the Years Ended December 31, (In millions)	2001	2000	$ Change	% Change
Net Cash Flows:				
Provided by operating activities of continuing operations	$ 2,734	$ 1,786	$ 948	53.1%
Used in investing activities of continuing operations	(5,910)	(9,927)	4,017	40.5%
Provided by financing activities of continuing operations	7,034	8,947	(1,913)	(21.4)%
Used in discontinued operations	(568)	(749)	181	24.2%

Net cash provided by operating activities of continuing operations for the year ended December 31, 2001, was $2,734 million, compared with $1,786 million for the year ended December 31, 2000. The increase in net cash provided by operating activities from continuing operations was primarily due to an increase in operating income excluding depreciation and amortization, resulting from revenue growth and a continued focus on cost reductions. Net cash provided by operating activities of continuing operations also increased as a result of a decrease in inventories in 2001 versus an increase in 2000, as well as an increase in interest accruals for the year ended December 31, 2001. These increases were partially offset by larger increases in operating and payroll-related accruals for the year ended December 31, 2000, as compared with the year ended December 31, 2001.

Net cash used in investing activities of continuing operations for the year ended December 31, 2001, was $5,910 million, compared with $9,927 million for the year ended December 31, 2000. The decrease was due primarily to the acquisitions of wireless systems in Houston, Indianapolis, San Diego, the Bay Area Properties, and Wireless One totaling approximately $4.7 billion during 2000. Additionally, investing activities from continuing operations for the year ended December 31, 2001, included the approximate $650 million in pretax proceeds realized on the sale of our equity interest in Japan Telecom. Offsetting these decreases was an increase in capital expenditures for the year ended December 31, 2001, compared with the year ended December 31, 2000, primarily as a result of spending associated with the initial build-out of our GSM/GPRS network.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2001, was $7,034 million, compared with $8,947 million for the year ended December 31, 2000. Financing activities of continuing operations for the year ended December 31, 2001, included the $6.1 billion of allocated net proceeds from AT&T associated with the investment by DoCoMo, as well as the $6.3 billion of net proceeds received from our Senior Notes offering in March 2001. These proceeds were offset by the $2.4 billion of debt repaid to AT&T and $3.0 billion of preferred stock held by AT&T that we redeemed in June 2001. Net cash provided by financing activities of continuing operations for the year ended December 31, 2000, primarily included the $7.0 billion of proceeds allocated from AT&T associated with the April 2000 offering of AT&T Wireless Group tracking stock, as well as an increase in debt and transfers from AT&T.

Net cash used in discontinued operations decreased to $568 million for the year ended December 31, 2001, versus net cash used of $749 million for the year ended December 31, 2000. The decrease in net cash used in discontinued operations was primarily driven by $184 million of license purchases made by the fixed wireless business during the year ended December 31, 2000.

EBITDA Discussion

EBITDA is defined as operating income excluding depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our services revenue. We believe EBITDA and EBITDA margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBITDA is one of several metrics used by our management to measure the cash generated from our operations, excluding the operating cash requirements of our interest and income taxes. In addition, our $2.5 billion credit facility (under which currently no amounts are outstanding) requires us to maintain certain financial ratios, including a specified net-debt-to-EBITDA ratio. Finally, EBITDA is one of many factors used by the credit rating agencies to determine our credit ratings. EBITDA and EBITDA margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBITDA and EBITDA margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

Reconciliation of EBITDA to Consolidated Operating (Loss) Income

The following table summarizes the reconciliation of EBITDA to consolidated operating (loss) income:

For the Years Ended December 31, (In millions)	2002	2001	2000
EBITDA	**$ 2,493**	$ 3,100	$ 1,876
Depreciation and amortization	**(2,751)**	(2,502)	(1,639)
Operating (loss) income	**$ (258)**	$ 598	$ 237

EBITDA for the Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

EBITDA for the year ended December 31, 2002, was $2,493 million, compared with $3,100 million for the year ended December 31, 2001. EBITDA for 2002 included a $1,329 million pretax impairment of licensing costs. Excluding the impact of the impairment charge, the growth in EBITDA as compared with the prior year was due primarily to growth in services revenue, reductions in incollect expenses and the provisions for uncollectible receivables, and a lower rate of expense growth related to sales and marketing expenses. These improvements were partially offset by increased network costs.

EBITDA for the Year Ended December 31, 2001, Compared with the Year Ended December 31, 2000

EBITDA for the year ended December 31, 2001, was $3,100 million, compared with $1,876 million for the year ended December 31, 2000. The growth in EBITDA was due to an increase in services revenue and a continued focus on cost reductions, primarily in SG&A. This EBITDA growth was partially offset by increased network costs attributable to the growth in subscribers and their related increased minutes of use, as well as increased acquisition and customer care-related expenses associated with growth in the subscriber base.

Reconciliation of EBITDA Margin to Consolidated Operating (Loss) Income as a Percentage of Services Revenue

The following table summarizes the reconciliation of EBITDA margin to consolidated operating (loss) income as a percentage of services revenue:

For the Years Ended December 31,	2002	2001	2000
EBITDA margin	**17.2%**	24.7%	20.0%
Depreciation and amortization as a percentage of services revenue	**(19.0%)**	(19.9%)	(17.5%)
Operating (loss) income as a percentage of services revenue	**(1.8%)**	4.8%	2.5%

EBITDA Margin for the Year Ended December 31, 2002, Compared with the Year Ended December 31, 2001

EBITDA margin was 17.2 percent for the year ended December 31, 2002, compared with 24.7 percent for the year ended December 31, 2001. EBITDA margin for 2002 was negatively impacted by a $1,329 million impairment of licensing costs. Excluding the impact of the impairment charge, EBITDA margin increased in 2002 compared to the prior year due to reductions in incollect and sales and marketing expenses, as well as the provision for uncollectible receivables as a percentage of services revenue. Partially offsetting these improvements were increased network costs as a percentage of services revenue.

EBITDA Margin for the Year Ended December 31, 2001, Compared with the Year Ended December 31, 2000

EBITDA margin was 24.7 percent for the year ended December 31, 2001, compared with 20.0 percent for the year ended December 31, 2000. The improvement in EBITDA margin for the year ended December 31, 2001, compared with the year ended December 31, 2000, was primarily driven by services revenue growth, a reduction in incollect expenses, and decreases in costs of equipment sales and the related equipment incentives. These improvements were partially offset by increased costs of services, including access, toll, and interconnection charges; higher expenses associated with our expanded network; and an increase in the provision for uncollectible receivables.

Quantitative and Qualitative Information about Market Risk

We are exposed to market risk from changes in interest and foreign exchange rates related to our consolidated operations as well as with our international unconsolidated subsidiaries' operations. Additionally, we are exposed to market risk associated with changes in the price of AT&T Wireless Services common stock relating to outstanding common stock warrants. We have minimal cash flow exposure related to interest rate changes associated with our long-term, fixed-rate debt. We use certain derivative financial instruments, primarily interest rate swaps, to manage our interest rate risks. We do not use derivative financial instruments for trading or speculative purposes.

As of December 31, 2002, we had outstanding $9.5 billion of Senior Notes of AT&T Wireless Services, Inc. with fixed interest rates ranging from 6.875 percent to 8.75 percent, and with maturity dates between 2005 and 2031. As of December 31, 2002, we had entered into interest rate swaps with a total notional value of $2.8 billion. On a semiannual basis, we pay a floating rate of interest equal to the six-month LIBOR plus a fixed spread, which averaged 3.94 percent as of December 31, 2002, and receive an average fixed rate of 7.53 percent in return. The swaps were entered into as hedges of the fair value of our 6.875 percent Senior Notes due April 2005, our 7.35 percent Senior Notes due March 2006, our 7.5 percent Senior Notes due May 2007, and a portion of our 8.125 percent Senior Notes due May 2012. The swaps expire on the Senior Notes' respective maturity dates. Assuming a 10 percent shift in interest rates, the fair value of the interest rate swaps and the underlying hedged debt would have changed by approximately $49 million at December 31, 2002. During the first quarter of 2003, we terminated all of our interest rate swaps. We received total cash proceeds of $289 million, of which $245 million represented the fair value of the portion of our long-term debt that was hedged. The remaining cash proceeds represented the fair value of the interest component of the hedged debt as of the termination dates of the interest rate swaps.

As of December 31, 2001, we had outstanding $6.5 billion of Senior Notes of AT&T Wireless Services, Inc. with fixed interest rates ranging from 7.35 percent to 8.75 percent, and with maturity dates between 2006 and 2031. As of December 31, 2001, we had entered into interest rate swaps with a total notional value of $700 million. On a semiannual basis, we paid a floating rate of interest plus a fixed spread, which averaged 4.50 percent as of December 31, 2001, and received an averaged fixed rate of 7.35 percent in return. The swaps were entered into as hedges of the fair value of our 7.35 percent Senior Notes due March 2006 and expire on the Senior Notes' maturity date. Assuming a 10 percent shift in interest rates, the fair value of the interest rate swaps and the underlying hedged debt would have changed by approximately $14 million at December 31, 2001.

As of December 31, 2002, we had outstanding $1.2 billion of Senior Notes of TeleCorp Wireless, Inc. and Tritel PCS, Inc., both of which are wholly owned subsidiaries of AT&T Wireless Services, Inc. These notes have fixed interest rates ranging from

10.375 percent to 12.75 percent with maturity dates between 2009 and 2011. As of December 31, 2002, we had not entered into any derivative financial instruments to manage our market risks associated with these notes.

We may have future interest rate risk associated with our Competitive Advance and Revolving Credit Facilities, as well as our commercial paper program. If drawn upon, the credit facilities bear interest at variable rates based upon, in various cases, (i) LIBOR plus 65 to 200 basis points depending upon our Senior Notes rating, or (ii) the greater of the prime rate or the federal funds effective rate plus 50 basis points. As of December 31, 2002 and 2001, there were no amounts outstanding under the facilities, or any notes outstanding under the commercial paper program.

We may have future interest rate risk associated with our accounts receivable securitization program. The program is subject to variable interest rates based upon, in various cases, (i) LIBOR plus or minus a variable spread depending upon demand or (ii) LIBOR plus a fixed spread depending upon our Senior Notes rating. As of December 31, 2002, there were no amounts outstanding under the program.

We have foreign currency risk associated with investments in wireless companies outside of the United States of America. Results for our international investments in unconsolidated subsidiaries accounted for under the equity method are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. We have not entered into any significant derivative financial instruments to hedge our foreign currency exposure. We believe that the potential exposure is not material to our overall financial position or results of operations.

We have equity price risk associated with common stock warrants in our common stock which are held by DoCoMo. In association with the split-off, DoCoMo's warrants in AT&T Wireless Group tracking stock were converted into 41.7 million common stock warrants in AT&T Wireless Services with a strike price of $35 per share.

The risk management discussion above, related to our market risks, contains forward-looking statements. Future impacts of market risk would be based on actual developments in the financial markets.

[illegible]

As of December 31, (in millions)	2002	2001	$ Change	% Change
Total assets	**$ 45,806**	$ 41,722	$ 4,084	9.8%
Total liabilities	**18,246**	14,731	3,515	23.9%
Minority interest	**48**	46	2	3.5%
Mandatorily redeemable preferred stock	**151**	–	151	100.0%
Mandatorily redeemable common stock	**7,664**	7,664	–	0.0%
Total shareholders' equity	**19,697**	19,281	416	2.2%

Total assets increased to $45,806 million at December 31, 2002, an increase of $4,084 million, or 9.8 percent, compared with December 31, 2001. The increase in total assets as of December 31, 2002, resulted primarily from an increase in goodwill, licensing costs, and property, plant, and equipment associated with our acquisition of TeleCorp during the first quarter of 2002. Additionally, property, plant, and equipment increased due to capital expenditures during 2002. These increases were partially offset by the impairment charges recorded during the third quarter of 2002 associated with licensing costs and investments in unconsolidated subsidiaries and a decrease in our cash and cash equivalents. Our cash and cash equivalents were higher in the prior year due mainly to increased proceeds from financing activities in 2001 compared to 2002. Financing activities during 2001 included the proceeds from DoCoMo's investment and our $6.5 billion Senior Notes offering.

Total liabilities were $18,246 million at December 31, 2002, an increase of $3,515 million, or 23.9 percent, compared with December 31, 2001. The increase was primarily due to the debt we assumed in conjunction with the acquisition of TeleCorp less the repayment of long-term debt subsequent to the acquisition, as well as an increase in long-term debt associated with the $3.0 billion of Senior Notes offering we completed in April 2002. The carrying value of our long-term debt also increased by the $240 million fair value adjustment on our interest rate swaps recorded in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The increase in total liabilities was partially offset by a decrease in net deferred income taxes primarily due to larger offsetting tax net operating loss assets in 2002.

Mandatorily redeemable preferred stock totaling $151 million as of December 31, 2002, represented the fair value of the mandatorily redeemable preferred stock as of the acquisition date of TeleCorp and the related dividend accretion subsequent to the acquisition date.

Mandatorily redeemable common stock totaling $7,664 million as of December 31, 2002 and 2001, represented the fair value as of split-off date of the AT&T Wireless Services common shares held by DoCoMo. These shares are presented as mandatorily redeemable common stock due to certain redemption rights held by DoCoMo. Under certain circumstances, DoCoMo may require the repurchase of this investment at DoCoMo's original purchase price, plus interest, if we fail to meet specified technological milestones.

Shareholders' equity was $19,697 million at December 31, 2002, an increase of $416 million, or 2.2 percent, from December 31, 2001. The increase in shareholders' equity resulted primarily from the issuance of 146 million shares of AT&T Wireless Services common stock in conjunction with the acquisition of TeleCorp. Also contributing to the increase in shareholders' equity was the issuance of 26.7 million shares of AT&T Wireless Services common stock to DoCoMo in conjunction with the acquisition of TeleCorp. The shares issued to DoCoMo during 2002 are not subject to the redemption rights under our Investor Agreement with DoCoMo and therefore are not presented as mandatorily redeemable common stock. Partially offsetting these increases was the net loss for the year ended December 31, 2002, which increased our accumulated deficit. In December 2002, we filed a federal tax refund claim through AT&T of $461 million related to our 2001 tax net operating loss. This amount has been reflected as receivable from former parent, AT&T, in shareholders' equity, with a corresponding increase to additional paid-in capital. We received $436 million of the refund in January 2003. The remaining $25 million will be held in escrow pursuant to the terms of the agreement between AT&T and us, and will be reflected as receivable from former parent, AT&T, until distribution from the escrow.

Related Party Transactions

During the first quarter of 2002, we advanced an aggregate of $251 million to Cascade, an entity in which we own a significant equity interest, and which was then controlled by Wayne Perry, who at the time was a member of our board of directors. We made the advance pursuant to contractual obligations entered into prior to Perry joining our board of directors. Cascade used these proceeds to finance the acquisition from third parties of licensed spectrum that we were not eligible to own, as well as to fund operating requirements of Cascade. We have entered into roaming and other agreements with Cascade, which allow our subscribers to roam in markets operated by Cascade.

In conjunction with our acquisition of TeleCorp, DoCoMo exercised its preemptive right to acquire the maximum number of shares to which it was entitled pursuant to the Investor Agreement between DoCoMo and us. As a result, we issued 26.7 million shares to DoCoMo in February 2002 and recorded cash proceeds of $382 million.

Investments In and Advances To Unconsolidated Subsidiaries

We hold equity interests in various U.S. and international ventures and partnerships. These ventures and partnerships operate primarily in the wireless telecommunications industry. Equity investments in which we have the ability to exercise significant influence, but do not have voting control, are accounted for under the equity method of accounting. Investments in which we do not have the ability to exercise significant influence are accounted for under the cost method. We review our significant cost and equity method investments at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether a decline in the fair value of our investment below its carrying value is deemed to be other than temporary. We employ a systematic methodology that considers available evidence in evaluating potential impairment of our investments. In the event that the carrying value of an investment exceeds its fair value, we evaluate, among other factors, the duration and extent to which the fair value is less than the carrying value; the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and our intent and ability to hold the investment. We may record additional impairment charges in the future if there are further declines in the fair values of our investments, which we deem to be other than temporary.

See "Recent Accounting Pronouncements" below for information regarding the impact of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities."

The following discussion addresses significant transactions related to our investments in and advances to unconsolidated subsidiaries that occurred during the year ended December 31, 2002.

On December 24, 2002, we executed a definitive agreement with a subsidiary of Dobson to transfer our wireless properties in the Anchorage, Alaska Metropolitan Service Area (MSA) and Alaska Rural Service Area (RSA) No. 2 markets, which include a population of over 430,000. In addition, we will transfer to Dobson our shares of Dobson Series AA preferred stock, which we purchased in February 2001. In exchange, we will receive Dobson's wireless properties in the Santa Cruz, California MSA and California RSA No. 4 markets, which include a population of over 640,000. The transaction remains subject to federal regulatory approvals and certain other conditions.

During the fourth quarter of 2002, we sold wireless licenses in Norfolk, Richmond, and Roanoke, Virginia, to Triton PCS, Inc. for $65 million in cash. We recognized a pretax gain of $38 million upon closing of the sale.

In November 2002, we and the other owners of ANW amended the terms of the venture. Pursuant to the amended terms, we received certain distributions and made certain commitments related to this joint venture. See "Capital Requirements – Spectrum" above for a further discussion of the amended terms of the venture and our outstanding commitments.

During the year ended December 31, 2002, we recorded several impairment charges related to our investments in and advances to unconsolidated subsidiaries. See "Impairment Charges" above for a complete discussion of these impairment charges.

On February 15, 2002, we acquired the 77 percent of TeleCorp that we did not already own. As a result of this transaction, we no longer treat our previously owned interest in TeleCorp as an equity method unconsolidated subsidiary. See "TeleCorp PCS, Inc. Acquisition" above for further details of this transaction.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

We have leases related to cell and switch sites, retail, and administrative locations subject to the provisions of SFAS No. 143. Our initial adoption of this statement on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. Our initial adoption of this statement on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. Our initial adoption of this statement on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows. Guarantees issued or modified after January 1, 2003, will be recognized at their fair value in our financial statements.

In November 2002, the EITF reached consensus on EITF No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor." This consensus establishes that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's statement of operations. This presumption is overcome when the consideration is either a reimbursement of costs incurred by the customer to sell the vendor's products, in which case it should be characterized as a reduction of that cost, or a payment for assets or services delivered to the vendor, in which case it should be characterized as revenue. Our adoption of this consensus on January 1, 2003, did not have a material impact on our results of operations, financial position, or cash flows.

In November 2002, the EITF reached consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. We will be required to adopt the provisions of this consensus for revenue arrangements entered into after June 30, 2003. We are currently evaluating whether we will elect to report the change in accounting as a cumulative-effect adjustment or to apply it on a prospective basis. Additionally, we are currently assessing the impact of this consensus on our results of operations, financial position, and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Our adoption of this statement during the year ended December 31, 2002 did not have an impact on our results of operations, financial position, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interest entities for which a company is not the primary beneficiary. We are required to apply FIN 46 to new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired on or prior to January 31, 2003, we are required to apply FIN 46 no later than July 1, 2003.

We have significant variable interests with several of our unconsolidated subsidiaries for which we may be the primary beneficiary. Our variable interests are in the form of non-voting equity interests, loans, and put options that provide the other owners the right to require us to purchase their ownership interest if and when certain events occur. These subsidiaries were formed to acquire FCC licenses that we were not eligible to acquire, and to build, hold, and operate wireless communication systems in various areas of the United States. These subsidiaries are generally considered to be in the development stage and require additional financial support, given that they have incurred losses and have not yet generated any significant revenue from their primary operations. To date, the activity of these entities has primarily consisted of acquiring FCC licenses through acquisitions and FCC auctions. We currently account for these ventures under the equity method of accounting as we do not have voting control and we recognize 100 percent of the entities' operating losses due to our significant variable interests. If we are required to consolidate these ventures, we estimate that it would have resulted in an increase to our Licensing costs of approximately $700 – $800 million as of December 31, 2002. Additionally, we will no longer treat these entities as unconsolidated subsidiaries and will reduce our Investments in and advances to unconsolidated subsidiaries by the carrying value of our investment in these entities, which totaled approximately $500 million as of December 31, 2002. Any resulting difference between the net amount added to our balance sheet from consolidating these entities and the carrying values of the unconsolidated subsidiaries will be reflected as a Cumulative effect of a change in accounting principle. Our maximum loss exposure related to these entities as of December 31, 2002 was approximately $145 million, which represented the value of the put options that provide the other owners the right to require us to purchase their ownership interest when and if certain events occur. We are currently assessing the impact on our results of operations and cash flows if we are required to consolidate these entities. We are also assessing the impact associated with our variable interests for which we are not the primary beneficiary.

Subsequent Event

On March 10, 2003, we executed definitive agreements with US Cellular Corporation to transfer cash and wireless licenses in the Midwest and Northeast. In exchange, we will receive wireless properties in Florida and Georgia. The transaction remains subject to federal regulatory approvals and certain other approvals.

Forward-Looking Statements

Our disclosure and analysis in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our relationship with our former parent, AT&T, following our separation from AT&T in July 2001, financial condition, results of operations, cash flows, financing plans, business strategies, operating efficiencies or synergies, capital and other expenditures, network build-out and upgrade, competitive positions, availability of capital, growth opportunities for existing and new products and services, our acquisition and growth strategy, benefits from new technologies, availability and deployment of new technologies, our decision to exit the fixed wireless business, our acquisition of TeleCorp, plans and objectives of management, and other matters.

Statements in this document that are not historical facts are hereby identified as forward-looking statements. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, network build-out, interest costs and income, in each case, relating to us, wherever they occur in this document, are necessarily estimates reflecting the best judgment of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- The effects of vigorous competition in the markets in which we operate and competition for more valuable customers, which may decrease prices charged, increase churn, and change the customer mix, profitability, and average revenue per user;
- Uncertainty concerning the growth rate for the wireless industry in general;
- The risks associated with the implementation of our GSM/GPRS network and our technology migration strategy, including risks relating to the implementation and operations of new systems and technologies, substantial required expenditures and potential unanticipated costs, the need to enter into roaming agreements with third parties, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment, and consumer acceptance of the products and services to be offered;
- Uncertainty about the level of consumer demand for our GSM/GPRS products and services, including the possibility of consumer dissatisfaction which could result from unfamiliarity with new technology, smaller footprint and service areas, differences in levels of customer care, and different rate plans;
- The ability to enter into agreements to provide services throughout the United States and the cost of entering new markets necessary to provide these services;
- Our ability to effectively develop and implement new services to profitably serve that segment of the population not currently using wireless services;
- The risk of increased churn resulting from introduction or popularity of new products and services by our competitors, potential FCC regulations mandating number portability for wireless phones, or customer dissatisfaction with our products and services;
- The ongoing global and U.S. trend towards consolidation in the telecommunications industry, which may have the effect of making our competitors larger and better financed and give these competitors more extensive resources, improved buying power, and greater geographic reach, allowing them to compete more effectively;
- The impact of oversupply of capacity resulting from excessive deployment of network capacity in the markets we serve;
- The risks and costs associated with the need to acquire additional spectrum to expand or enhance current and future services;
- The requirements imposed on us or latitude allowed to competitors by the FCC or state regulatory commissions under the Telecommunications Act of 1996 or other applicable laws and regulations;
- The ability to establish a significant market presence in new geographic and service markets;
- Our ability to monetize our non-strategic assets, including our non-consolidated investments in foreign entities and excess spectrum;
- The availability and cost of capital and the consequences of increased leverage;
- The impact of any unusual items resulting from ongoing evaluations of our business strategies;
- The potential impact of NTT DoCoMo's investment in us, including provisions of the agreements that restrict our future operations, and provisions that may require the repurchase of NTT DoCoMo's investment if we fail to meet specified conditions, under certain circumstances, and the cost of complying with our technology commitment;
- The risks and uncertainties associated with the acquisition and integration of businesses and operations;
- The results of litigation filed or to be filed against us, or some types of litigation filed or to be filed against AT&T for which we have agreed to assume liability under the split-off agreements with AT&T;
- Our ability to develop cost-effective alternate distribution channels to replace our reseller distribution channel;
- The risk of insolvency of vendors, customers, and others with whom we do business;
- The possibility of one or more of the markets in which we compete being affected by changes in political, economic, or other factors, such as monetary policy, legal and regulatory changes, or other external factors over which we have no control;
- The additional risks and uncertainties not presently known to us or that we currently deem immaterial; and
- Those factors discussed under, "Additional Factors That May Affect Our Business, Future Operating Results, and Financial Condition" in our Annual Report on Form 10-K for the year ended December 31, 2002.

The words "estimate," "project," "intend," "expect," "believe," "plan," and similar expressions are intended to identify forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Report of Management

Management is responsible for the preparation of AT&T Wireless Services' consolidated financial statements and all related information appearing in this annual report. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America and include certain amounts that are estimates based on currently available information and management's judgment of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls, including an internal audit function. Even an effective internal control system, no matter how well designed, has inherent limitations – including the possibility of circumvention or overriding of controls – and therefore can provide only reasonable assurance with respect to the financial statement presentation. The system of accounting and other controls is improved and modified in response to changes in business conditions and operations and recommendations made by the independent accountants and the internal auditors.

The Audit Committee of the board of directors, which is composed of directors who are not employees, meets periodically with management, the internal auditors, and the independent accountants to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls, and financial reporting matters. Both the internal auditors and the independent accountants periodically meet privately with the Audit Committee and have access to its individual members.

AT&T Wireless Services engaged PricewaterhouseCoopers LLP, Independent Accountants, to audit the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Their report follows.



John D. Zeglis
Chairman of the Board,
Chief Executive Officer



Joseph McCabe, Jr.
Executive Vice President,
Chief Financial Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of AT&T Wireless Services, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of AT&T Wireless Services, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 3 to the consolidated financial statements, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and changed its method of calculating amortization effective January 1, 2002.



Seattle, Washington
January 27, 2003, except for Note 24, as to which the date is March 14, 2003

For the Years Ended December 31,	2002	2001	2000
Services	$ 14,483	$ 12,532	$ 9,374
Equipment	1,148	1,078	1,072
Total revenue	15,631	13,610	10,446
[illegible]			
Costs of services (excluding depreciation of $2,081, $1,505 and $1,029 included below)	4,558	3,991	3,017
Costs of equipment sales	2,274	2,037	2,041
Selling, general, and administrative	4,977	4,482	3,512
Depreciation and amortization	2,751	2,502	1,639
Impairment of licensing costs	1,329	–	–
Total operating expenses	15,889	13,012	10,209
[illegible]	(258)	598	237
Other (expense) income	(123)	374	534
Interest expense	669	386	85
[illegible] Continuing Operations Before [illegible] Net Equity (Losses) Earnings from [illegible] Subsidiaries	(1,050)	586	686
Provision for income taxes	55	311	246
Net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax	(1,100)	(75)	388
[illegible] Continuing Operations	(2,205)	200	828
Loss from operations of discontinued business (net of tax benefits of $(169) and $(105))	–	(273)	(170)
Gain (loss) on disposal of discontinued business (net of tax provision (benefit) of $29 and $(504))	47	(814)	–
[illegible] Discontinued Operations	47	(1,087)	(170)
[illegible] Cumulative Effect of Change in Accounting Principle	(2,158)	(887)	658
Cumulative Effect of Change in Accounting Principle (net of a tax benefit of $103)	(166)	–	–
[illegible]	(2,324)	(887)	658
Accretion of mandatorily redeemable preferred stock	18	–	–
Dividend requirements on preferred stock held by AT&T, net	–	76	130
[illegible] Available to Common Shareholders	$ (2,342)	$ (963)	$ 528
[illegible] Basic and Diluted Share			
(Loss) income from continuing operations available to common shareholders	$ (0.82)	$ 0.05	$ 0.28
Income (loss) from discontinued operations	0.01	(0.43)	(0.07)
Cumulative effect of change in accounting principle	(0.06)	–	–
[illegible] Available to Common Shareholders	$ (0.87)	$ (0.38)	$ 0.21
[illegible]			
Basic	2,686	2,530	2,530
Diluted	2,686	2,532	2,532

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of December 31,	2002	2001
Assets		
Cash and cash equivalents	$ 2,353	$ 3,352
Accounts receivable, less allowances of $240 and $239	2,215	2,026
Inventories	325	307
Income tax receivable	56	210
Deferred income taxes	–	222
Prepaid expenses and other current assets	332	180
Total Current Assets	5,281	6,297
Property, plant, and equipment, net	16,263	12,956
Licensing costs	13,959	13,100
Investments in and advances to unconsolidated subsidiaries	2,225	3,672
Goodwill	7,199	4,712
Other assets, net of accumulated amortization of $251 and $347	879	897
Assets of discontinued operations	–	88
Total Assets	$ 45,806	$ 41,722
Liabilities		
Accounts payable	$ 780	$ 1,035
Payroll and benefit-related liabilities	465	409
Advertising and promotion accruals	173	184
Business tax accruals	375	280
Interest payable on long-term debt	245	175
Accrued disposal costs for discontinued operations	–	228
Due on demand notes payable	–	88
Other current liabilities	1,055	1,033
Total Current Liabilities	3,093	3,432
Long-term debt	11,057	6,617
Deferred income taxes	3,788	4,352
Other long-term liabilities	308	330
Total Liabilities	18,246	14,731
Commitments and Contingencies (Notes 20 and 21)		
Minority Interest	48	46
Mandatorily Redeemable Preferred Stock, $0.01 par value, 1,000 shares authorized, .233 shares issued and outstanding	151	–
Mandatorily Redeemable Common Stock, $0.01 par value, 406 shares issued and outstanding	7,664	7,664
Shareholders' Equity		
Common stock, $0.01 par value, 10,000 shares authorized, 2,303 and 2,125 shares issued and outstanding	23	21
Additional paid-in capital	23,667	20,515
Receivable from former parent, AT&T	(461)	–
Accumulated deficit	(3,474)	(1,150)
Accumulated other comprehensive loss	(58)	(105)
Total Shareholders' Equity	19,697	19,281
Total Liabilities and Shareholders' Equity	$ 45,806	$ 41,722

The accompanying notes are an integral part of these consolidated financial statements.

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Receivable From Former Parent, AT&T	Accumulated Deficit	Shareholders' Net Investment	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance at December 31, 1999	–	$ –	$ –	$ –	$ –	$ 12,971	$ 26	$ 12,997
Net income available to common shareholders						528		528
Proceeds attributed from AT&T Wireless Group tracking stock offering						7,000		7,000
Proceeds from AT&T Wireless Group tracking stock issued for employee plans						41		41
Transfers from former parent, AT&T						1,345		1,345
Other comprehensive loss							(34)	(34)
Balance at December 31, 2000	–	$ –	$ –	$ –	$ –	$ 21,885	$ (8)	$ 21,877
Net (loss) income available to common shareholders					(1,150)	187		(963)
Proceeds attributed from DoCoMo investment, net of costs						6,139		6,139
Proceeds from AT&T Wireless Group tracking stock issued for employee plans						54		54
Recapitalization effective with AT&T Wireless Services split-off	2,530	25	20,413			(20,457)		(19)
Reclassification of mandatorily redeemable common stock and warrants held by DoCoMo	(406)	(4)				(7,824)		(7,828)
Proceeds from AT&T Wireless Services common stock issued for employee plans	1		14					14
Reclassification of common stock warrants held by DoCoMo			88					88
Transfers from former parent, AT&T						16		16
Other comprehensive loss							(97)	(97)
Balance at December 31, 2001	2,125	$ 21	$ 20,515	$ –	$ (1,150)	$ –	$ (105)	$ 19,281
Net loss					**(2,324)**			**(2,324)**
Issuance of AT&T Wireless Services common stock and stock options for TeleCorp PCS, Inc. acquisition	**146**	**2**	**2,280**					**2,282**
Proceeds from AT&T Wireless Services common stock issued to DoCoMo	**27**		**382**					**382**
Proceeds from AT&T Wireless Services common stock issued for employee plans	**5**		**47**					**47**
Receivable from former parent, AT&T			**461**	**(461)**				**–**
Accretion of mandatorily redeemable preferred stock			**(18)**					**(18)**
Other comprehensive income							**47**	**47**
Balance at December 31, 2002	**2,303**	**$ 23**	**$ 23,667**	**$ (461)**	**$ (3,474)**	**$ –**	**$ (58)**	**$ 19,697**

For the Years Ended December 31,	2002	2001	2000
Net (loss) income	**$ (2,324)**	$ (887)	$ 658
Net revaluation of investments (net of taxes of $13, $(7) and $(22))	**20**	(12)	(34)
Net revaluation of financial instruments (net of taxes of $2 and $(38))	**4**	(70)	–
Net foreign currency translation adjustments (net of taxes of $15 and $(10))	**23**	(15)	–
[illegible] (Loss) Income	**$ (2,277)**	$ (984)	$ 624

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

AT&T Wireless Services, Inc. and Subsidiaries

(In millions)

For the Years Ended December 31,	2002	2001	2000
Operating Activities			
Net (loss) income	**$ (2,324)**	$ (887)	$ 658
Deduct: Income (loss) from discontinued operations	**47**	(1,087)	(170)
Net (loss) income, excluding discontinued operations	**(2,371)**	200	828
Adjustments to reconcile net (loss) income, excluding discontinued operations, to net cash provided by operating activities of continuing operations:			
Cumulative effect of change in accounting principle, net of tax	**166**	–	–
Losses on early extinguishments of debt	**20**	–	–
Net gains on sale/exchange of assets, businesses, and investments in unconsolidated subsidiaries	**(42)**	–	(362)
Losses from impairments of cost method unconsolidated subsidiaries	**245**	20	–
Net revaluation of securities	**–**	(73)	–
Impairment of licensing costs	**1,329**	–	–
Depreciation and amortization	**2,751**	2,502	1,639
Amortization of debt premium/discount and interest accretion	**59**	–	–
Deferred income taxes	**(198)**	285	585
Net equity losses (earnings) from investments in unconsolidated subsidiaries	**1,100**	(42)	(505)
Provision for uncollectible receivables	**551**	573	314
Increase in accounts receivable	**(612)**	(739)	(826)
Decrease (increase) in inventories	**31**	19	(142)
(Decrease) increase in accounts payable	**(11)**	25	(48)
Net change in other operating assets and liabilities	**(43)**	(36)	303
Net Cash Provided by Operating Activities of Continuing Operations	**2,975**	2,734	1,786
Investing Activities			
Capital expenditures and other additions	**(5,302)**	(5,205)	(3,601)
Net dispositions (acquisitions) of licenses	**24**	(23)	(63)
Distributions and sales of unconsolidated subsidiaries	**367**	882	360
Contributions, advances, and purchases of unconsolidated subsidiaries	**(640)**	(1,284)	(1,645)
Acquisitions of consolidated businesses, net of cash acquired	**(78)**	(3)	(4,763)
Issuance of long-term note receivables to unconsolidated subsidiary	**(100)**	(210)	–
Deposits on long-lived assets	**–**	(67)	(215)
Net Cash Used in Investing Activities of Continuing Operations	**(5,729)**	(5,910)	(9,927)
Financing Activities			
Net (decrease) increase in debt due to AT&T	**–**	(2,438)	1,038
Proceeds from issuance of long-term debt to others, net of issuance costs	**2,959**	6,345	–
Repayment of debt due to others	**(1,619)**	–	–
Redemption of preferred stock held by AT&T	**–**	(3,000)	–
Proceeds attributed from DoCoMo investment, net of costs	**–**	6,139	–
Proceeds from AT&T Wireless Group tracking stock offering	**–**	–	7,000
Proceeds from AT&T Wireless Services common stock and AT&T Wireless Group tracking stock issued	**427**	68	41
Dividend requirements on preferred stock held by AT&T, net	**–**	(76)	(130)
Transfers from former parent, AT&T	**–**	–	1,001
Other financing activities, net	**(4)**	(4)	(3)
Net Cash Provided by Financing Activities of Continuing Operations	**1,763**	7,034	8,947
Net Cash Used in Discontinued Operations	**(8)**	(568)	(749)
Net (Decrease) Increase in Cash and Cash Equivalents	**(999)**	3,290	57
Cash and Cash Equivalents at Beginning of Year	**3,352**	62	5
Cash and Cash Equivalents at End of Year	**$ 2,353**	$ 3,352	$ 62

The accompanying notes are an integral part of these consolidated financial statements.

[illegible] Basis of Presentation

AT&T Wireless Services, Inc. (AT&T Wireless Services) is a wireless telecommunications company, which presently operates in a single business segment as a provider of primarily U.S. wireless voice and data services and products. AT&T Wireless Services also holds equity interests in various U.S. and international wireless communications ventures and partnerships.

Background
On October 25, 2000, AT&T Corp. (AT&T) announced a restructuring plan, stating its intention to create a separate company for its wireless services businesses, named AT&T Wireless Services, Inc. This restructuring is called "the split-off." AT&T Wireless Services includes substantially the same assets and liabilities that were represented by AT&T Wireless Group tracking stock, which AT&T created on April 27, 2000. In conjunction with the offering of AT&T Wireless Group tracking stock in April 2000, 15.6 percent, or 360 million shares, of AT&T Wireless Group tracking stock were sold at an offering price of $29.50 per share. AT&T Wireless Group tracking stock was a class of AT&T common stock, which was intended to provide holders with financial returns based on the financial performance and economic value of AT&T's wireless services businesses.

On July 9, 2001, AT&T converted all shares of AT&T Wireless Group tracking stock into shares of AT&T Wireless Services common stock on a one-for-one basis. In addition, AT&T completed a distribution of approximately 1.136 billion shares of AT&T Wireless Services common stock to AT&T shareholders in the form of a stock dividend. These transactions effected the split-off of AT&T Wireless Services from AT&T and resulted in AT&T Wireless Services becoming an independent, publicly traded company.

AT&T Wireless Services was incorporated in Delaware on July 7, 1987. Prior to the split-off, AT&T Wireless Services was a 100 percent owned direct subsidiary of AT&T. AT&T Wireless Services had authorized 500 shares of $0.01 par value common stock, of which 100 shares were outstanding and held by AT&T prior to the split-off. These shares have not been assumed to be outstanding for purposes of the historical financial statements presented prior to the split-off, due to the recapitalization, which was effected with the split-off. Effective with the split-off, AT&T Wireless Services had 2,530 million common shares issued and outstanding.

Basis of Presentation Effective with the Split-off
The consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, include all adjustments necessary for a fair statement of the consolidated results of operations, financial position, and cash flows for each period presented. The consolidated financial statements reflect the results of operations, financial position, changes in shareholders' equity, and cash flows of AT&T Wireless Services as if it were a separate entity for all periods presented and are in conformity with accounting principles generally accepted in the United States of America. The assets and liabilities included represent the assets and liabilities transferred to AT&T Wireless Services in accordance with the separation and distribution agreement between AT&T and AT&T Wireless Services. Prior to the split-off on July 9, 2001, substantially all of the assets and liabilities represented by AT&T Wireless Group were transferred to AT&T Wireless Services. AT&T Wireless Services has treated these transfers in a manner similar to a pooling of interests and has assumed that these transfers were completed for all historical periods by the legal entity AT&T Wireless Services.

Basis of Presentation Prior to the Split-off
The April 2000 offering of AT&T Wireless Group tracking stock resulted in net proceeds to AT&T, after deducting underwriters' discount and related fees and expenses, of $10.3 billion. AT&T attributed $7.0 billion of the net proceeds to AT&T Wireless Services primarily to fund acquisitions and capital expenditures.

Prior to the offering of the AT&T Wireless Group tracking stock, the capital structure of AT&T Wireless Services had been assumed based upon AT&T's historical capital ratio adjusted for certain items. In determining the allocation between short- and long-term debt and preferred stock, AT&T considered factors such as prospective financing requirements for the business, working capital commitments and future requirements, and peer group analysis. All intercompany debt to AT&T and preferred stock held by AT&T was repaid to AT&T in June 2001.

Changes in shareholders' net investment prior to the offering of AT&T Wireless Group tracking stock represented net transfers to or from AT&T, after giving effect to the net income or loss of AT&T Wireless Services during the period, and were assumed to be settled in cash. AT&T's capital contributions for purchase business combinations and initial investments in joint ventures and partnerships, which AT&T attributed to AT&T Wireless Services, have been treated as non-cash transactions prior to the offering. Changes in shareholders' net investment subsequent to the offering of AT&T Wireless Group tracking stock represented AT&T Wireless Group tracking stock offering proceeds attributed to AT&T Wireless Services from AT&T, proceeds from additional AT&T Wireless Group tracking stock share issuances, and the net income or loss for the period subsequent to the offering. AT&T Wireless Services began accumulating its cumulative deficit effective with the split-off.

Prior to the split-off, AT&T performed cash management functions on behalf of AT&T Wireless Services. Substantially all of AT&T Wireless Services' cash balances were swept to AT&T on a daily basis, where they were managed and invested by AT&T. Subsequent to the split-off, AT&T Wireless Services has been responsible for its own cash management functions.

General corporate overhead related to AT&T's corporate headquarters and common support divisions was allocated to AT&T Wireless Services for periods prior to the split-off as it was not deemed practicable to specifically identify such common costs to AT&T Wireless Services. These allocations were based on the ratio of AT&T Wireless Services' external costs and expenses to AT&T's consolidated external costs and expenses, adjusted for any functions that AT&T Wireless Services performed on its own. However, the costs of these services charged to AT&T Wireless Services are not necessarily indicative of the costs that would have been incurred if AT&T Wireless Services had performed these functions entirely as a standalone entity. Subsequent to the split-off, AT&T Wireless Services has performed these functions using its own resources or purchased services.

Consolidated income tax provision or benefit, related tax payments or refunds, and deferred tax balances of AT&T have been allocated to AT&T Wireless Services for periods prior to the split-off based principally on the taxable income/loss and tax credits directly attributable to AT&T Wireless Services. These allocations reflect AT&T Wireless Services' contribution to AT&T's consolidated taxable income/loss and the consolidated tax liability and tax credit position. Subsequent to the offering of AT&T Wireless Group tracking stock, the AT&T Common Stock Group and AT&T Wireless Group entered into a tax-sharing agreement that provided for tax-sharing payments based on the taxes or tax benefits of a hypothetical affiliated group consisting of AT&T Common Stock Group and AT&T Wireless Group. Based on this agreement, the consolidated tax liability before credits was allocated between the groups, based on each group's contribution to the consolidated taxable income/loss of the hypothetical group. For purposes of the tax-sharing agreement, the 9 percent cumulative preferred stock held by AT&T was treated as if it were an intercompany debt instrument and, accordingly, tax-sharing payments were calculated by treating coupon payments on the preferred stock as interest expense to AT&T Wireless Services and interest income to the AT&T Common Stock Group. Consolidated tax credits of the hypothetical group have been allocated between groups based on each group's contribution to each tax credit. In conjunction with the split-off, AT&T Wireless Services became a separate taxable entity. See Note 11 for a discussion of the refund from AT&T for AT&T Wireless Services' 2001 tax net operating loss in connection with this tax-sharing agreement.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include all majority-owned and controlled subsidiaries. Equity investments, in which AT&T Wireless Services has the ability to exercise significant influence but does not have voting control, are accounted for under the equity method. Equity investments in which AT&T Wireless Services does not have the ability to exercise significant influence are accounted for under the cost method. All significant intercompany accounts and transactions have been eliminated. See Note 23 for information regarding the impact of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities." Except as otherwise noted, all amounts and disclosures reflect only AT&T Wireless Services' continuing operations.

Operating Segment

AT&T Wireless Services manages the business as one reportable business segment, wireless voice and data services and products.

Cash Equivalents

All highly liquid investments with original maturities of generally three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts
The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the accounts receivable balance. Management primarily determines the allowance based on the aging of accounts receivable balances and historical write-off experience, net of recoveries. AT&T Wireless Services' provisions for uncollectible receivables are included in Costs of services.

Inventories
Inventories, which consist principally of handsets and accessories, are recorded at the lower of cost or market. Cost is principally determined by the first-in, first-out (FIFO) method. Market is determined using replacement cost.

Property, Plant, and Equipment
Property, plant, and equipment are recorded at cost, unless impaired. Construction costs, labor, and overhead incurred in the development of AT&T Wireless Services' wireless network are capitalized. Assets under construction are not depreciated until placed into service. The cost of maintenance and repairs of property, plant, and equipment is charged to operating expense. Depreciation is determined based upon the assets' estimated useful lives and is calculated on a straight-line basis according to the following useful lives:

Wireless communications systems and other equipment	3–15 years
Building and improvements	5–20 years
Internal-use software	3 years

When AT&T Wireless Services sells, disposes of or retires property, plant, or equipment, the related gains or losses are included in operating results.

Effective January 1, 2001, AT&T Wireless Services implemented the results of a review of the estimated service lives of certain wireless communications equipment, primarily electronics. Lives were primarily shortened to fully depreciate all such equipment within seven years. Similar equipment acquired after January 1, 2001 and 2002, has a useful life no longer than seven and six years, respectively. The impact of this change for the year ended December 31, 2001, was an increase in depreciation expense of approximately $136, an increase to net loss available to common shareholders of approximately $84 and an increase to net loss available to common shareholders per basic and diluted share of approximately $0.03.

Software Capitalization
AT&T Wireless Services capitalizes certain direct development costs associated with internal-use software, including external direct costs of materials and services, and internal payroll costs for employees devoting time to software development. These costs are included in Property, plant, and equipment and are amortized beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred. AT&T Wireless Services also capitalizes initial operating-system software costs and amortizes them over the life of the associated hardware.

Other Acquisition-Related Intangible Assets
Other acquisition-related intangible assets, primarily the values assigned to the customer lists acquired, are included in Other assets and are amortized on a straight-line basis over five years. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," AT&T Wireless Services re-assessed the useful life of its customer lists and determined that it continues to be appropriate (see Note 3).

Valuation of Long-Lived Assets
Long-lived assets such as property, plant, and equipment, capitalized software, and other acquisition-related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. AT&T Wireless Services periodically evaluates the useful lives of its wireless communications systems and other equipment based on changes in technological and industry conditions. It is reasonably possible that these assets could become impaired as a result of technological or other industry changes. Effective January 1, 2002, AT&T Wireless Services adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. For assets AT&T Wireless Services intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For assets AT&T Wireless Services intends to dispose of by sale, a loss is recognized for the amount that the estimated fair value, less costs

to sell, is less than the carrying value of the assets. AT&T Wireless Services' initial adoption of this statement did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

Licensing Costs

Licensing costs are primarily incurred to acquire Federal Communications Commission (FCC) licenses to provide wireless services. Prior to January 1, 2002, amortization of licensing costs began with the commencement of service to customers and was computed using the straight-line method over periods from 25 to 40 years.

Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing its U.S. licensing costs and is instead testing for impairment at least annually, as these licensing costs are deemed to be intangible assets that have indefinite lives. Although FCC licenses are issued with a stated term, generally 10 years, the renewal of FCC licenses is a routine matter involving a nominal fee and AT&T Wireless Services has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its FCC licenses. See Notes 3 and 4 for further information regarding the adoption of this standard and the related licensing costs impairment tests.

Capitalized Interest

AT&T Wireless Services capitalizes interest, which is applicable to the construction of additions to property, plant, and equipment and the acquisitions of licensing costs until the assets are ready for use in the case of property, plant, and equipment, or commencement of service to customers for licensing costs. Capitalized interest associated with property, plant, and equipment is amortized on a straight-line basis over the related assets' estimated useful lives. Prior to January 1, 2002, capitalized interest associated with U.S. licensing costs was amortized on a straight-line basis over the related licensing costs' useful lives. Effective with the adoption of SFAS No. 142 (see Note 3) on January 1, 2002, capitalized interest associated with U.S. licensing costs is no longer amortized.

Investments in and Advances to Unconsolidated Subsidiaries

Equity investments in which AT&T Wireless Services has the ability to exercise significant influence but which AT&T Wireless Services does not have voting control are accounted for under the equity method. Under the equity method, investments are stated at initial cost and are adjusted for AT&T Wireless Services' subsequent contributions and distributions, its share of earnings or losses of the investee, foreign currency translation adjustments, if applicable, and any impairment charges recorded. AT&T Wireless Services' adjustments associated with its share of earnings or losses of the investee and impairment charges are included in Net equity (losses) earnings from investments in unconsolidated subsidiaries, net of tax. Prior to January 1, 2002, the excess of the carrying value of the investment over the underlying book value of the investee's net assets was being amortized over periods ranging from 20 to 40 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing the excess carrying value. See Note 3 for further information regarding the adoption of this standard. The excess carrying values are tested in conjunction with the overall review of the total investment balance in the annual impairment reviews discussed below.

All other equity investments in which AT&T Wireless Services does not have the ability to exercise significant influence are accounted for under the cost method and are adjusted for other than temporary declines in fair value and subsequent contributions and capital distributions. Impairment charges associated with AT&T Wireless Services' cost method unconsolidated subsidiaries are included in Other (expense) income. Cost method investments in marketable securities, which are covered under the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," are classified as "available-for-sale" and are carried at fair value. Unrealized gains or losses are included in Other comprehensive income (loss), net of tax.

AT&T Wireless Services reviews its significant equity and cost method unconsolidated subsidiaries for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether a decline in the fair value of an investment below its carrying value is deemed to be other than temporary. AT&T Wireless Services employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments in and advances to unconsolidated subsidiaries. AT&T Wireless Services uses discounted cash flow modeling as well as other available evidence including, but not limited to, quoted market prices, market comparables, and industry multiples to estimate the fair value of its investments. In the event that the carrying value of an investment exceeds its fair value, AT&T Wireless Services evaluates, among other factors, the duration and extent to which the fair value is less than the carrying value; the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and AT&T Wireless Services' intent and ability to hold the investment. See Note 4 for further discussion of the results of these impairment reviews.

Foreign Currency

Results of operations for AT&T Wireless Services' international subsidiaries are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities of the international subsidiaries are translated at the exchange rate in effect at the reporting date. Resulting gains or losses from translating foreign currency financial statements are included in Other comprehensive income (loss), net of tax. Gains and losses from foreign currency transactions are included in the statement of operations.

Goodwill

Goodwill is the excess of the purchase price over the fair value of net identifiable assets acquired in business combinations accounted for as a purchase. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods not exceeding 40 years. Effective with the adoption of SFAS No. 142 on January 1, 2002, AT&T Wireless Services is no longer amortizing goodwill, and is instead testing it for impairment at least annually. See Notes 3 and 4 for further information regarding the adoption of this standard and the related goodwill impairment tests.

Derivative Instruments

AT&T Wireless Services uses derivative instruments primarily to manage exposure to fluctuations in interest rates, to lower its overall costs of financing, and to manage the mix of floating- and fixed-rate debt in its portfolio. Derivative instruments are not used for trading or speculative purposes. All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. To qualify for hedge accounting treatment, each derivative must be designated as a hedge at inception and evaluated for effectiveness throughout the hedge period. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the statement of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Changes in fair values of derivative instruments that are not designated as hedging instruments and ineffective portions of hedges, if any, are immediately recognized in the statement of operations.

Hedge accounting is discontinued prospectively if and when it is determined that either the derivative instrument no longer meets the requirements for hedge accounting as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; the derivative instrument expires or is sold, terminated, or exercised; or management determines that the designation of the derivative instrument as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative instrument will continue to be carried at fair value on the balance sheet, with changes in fair value immediately recognized in the statement of operations, unless the derivative instrument has expired or been sold, terminated, or exercised. The related hedged item will be accounted for as follows, as applicable. Upon discontinuance of a fair value hedge of a recognized asset or liability, the hedged item will no longer be adjusted for changes in fair value. The previously recognized fair value adjustment will continue to be carried on the balance sheet and be amortized into the statement of operations over the remaining life of the underlying hedged item. Upon discontinuance of a hedge of a firm commitment because the hedged item no longer meets the definition of a firm commitment, any asset or liability that was recognized (as a result of an adjustment to the carrying amount for the firm commitment) will be derecognized with the corresponding gain or loss immediately recognized in the statement of operations. Finally, upon discontinuance of a hedge of a forecasted transaction because the transaction is no longer probable of occurring, any gains and losses that were accumulated in Other comprehensive income (loss) will be recognized immediately in the statement of operations.

Cash flows from derivative instruments designated in hedging relationships are classified in the statements of cash flows under the same categories as the cash flows from the related assets, liabilities, or anticipated transactions.

Revenue Recognition

Wireless services revenue consists primarily of monthly recurring charges, airtime and toll usage charges, and roaming charges billed to both AT&T Wireless Services customers, as well as other wireless service providers. Wireless services revenue is recognized as the services are rendered, based upon minutes of use processed and contracted fees, and is net of credits and adjustments for service discounts. Amounts collected in advance of the service period, primarily related to prepaid customers, are recorded as unearned revenue and are recognized when earned. Customer activation fees, along with the related costs up to but not exceeding these fees, are deferred and amortized over the estimated customer relationship period, which is currently estimated to be three years. The revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the end customer or distributor, as this is considered to be a separate earnings process from the sale of wireless services. Shipping and handling costs paid to wireless handset and accessory vendors are classified as Costs of equipment sales.

During 2002, AT&T Wireless Services adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Under EITF Issue No. 01-9, cash incentives given to customers or resellers should be characterized as a reduction of revenue when recognized in the statement of operations, unless an identifiable benefit having a determinable fair value is received in exchange. The adoption did not have a material impact on AT&T Wireless Services' results of operations or financial condition. In November 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." See Note 23 for further information regarding this consensus and its impact to AT&T Wireless Services.

Advertising and Promotional Costs

Costs of advertising and promotions are expensed as incurred. Advertising and promotional expenses were $847, $888, and $608 in 2002, 2001, and 2000, respectively.

Deferred Financing Costs

Debt financing costs are capitalized and amortized as interest expense over the terms of the underlying obligation. These deferred costs are included in Other assets.

Income Taxes

AT&T Wireless Services recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, applying enacted statutory rates in effect for the year in which the differences are expected to reverse. Pursuant to the provisions of SFAS No. 109, "Accounting For Income Taxes," AT&T Wireless Services provides valuation allowances for deferred tax assets for which it does not consider realization of such assets to be more likely than not. See Note 11 for further information regarding AT&T Wireless Services' income taxes.

Stock-Based Compensation Expense

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," AT&T Wireless Services measures compensation expense for its stock-based employee compensation plans, described further in Note 13, using the intrinsic value method prescribed by the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." AT&T Wireless Services has adopted the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net (loss) income available to common shareholders and earnings per share if AT&T Wireless Services had elected to recognize compensation costs based on the fair value at the date of grant for AT&T Wireless Services common stock awards granted subsequent to the split-off in 2001, AT&T Wireless Group tracking stock awards granted to AT&T Wireless Services employees prior to the split-off, and AT&T common stock awards granted to AT&T Wireless Services employees prior to the split-off, consistent with the provisions of SFAS No. 123 (see Note 13 for assumptions used in the fair value method):

For the Years Ended December 31,	2002	2001	2000
Reported net (loss) income available to common shareholders	**$ (2,342)**	$ (963)	$ 528
Less: Total stock-based employee compensation expense determined under the fair value method for all employee stock awards, net of tax for the years ended December 31, 2001 and 2000	**358**	189	177
Adjusted net (loss) income available to common shareholders	**$ (2,700)**	$ (1,152)	$ 351
Basic and diluted earnings per share:			
Reported net (loss) income available to common shareholders	**$ (0.87)**	$ (0.38)	$ 0.21
Adjusted net (loss) income available to common shareholders	**$ (1.00)**	$ (0.46)	$ 0.14

Issuance of Common Stock by Affiliates

Changes in AT&T Wireless Services' proportionate share of the underlying equity of a subsidiary or equity method unconsolidated subsidiary which result from the issuance of additional equity securities by such entity are recognized as increases or decreases in Additional paid-in capital.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. Estimates are used when accounting for certain items such as unbilled revenues, allowance for doubtful accounts, employee compensation programs, depreciation and amortization, taxes, inventory values, valuations of investments and determining when investment impairments are other than temporary, intangible assets, especially fair value determinations, and deferred tax assets, including tax valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions. Additionally, estimates are used when recording the fair values of assets and liabilities assumed in a purchase business combination, such as the acquisition of TeleCorp PCS, Inc. (TeleCorp), which closed in February 2002 (see Note 9).

Reclassifications and Restatements

Certain reclassifications have been made to prior year amounts to conform to current year presentations. Capitalized costs associated with internal-use software have been reclassified from Other assets to Property, plant, and equipment for all periods presented. Internal-use software costs and related accumulated amortization that were reclassified as of December 31, 2001, were $606 and $146, respectively.

[illegible] Statement of Financial Accounting Standard (SFAS) No. 142

Effective January 1, 2002, AT&T Wireless Services adopted SFAS No. 142. SFAS No. 142 established new standards related to how acquired goodwill and other intangible assets are to be recorded upon their acquisition, as well as how they are to be accounted for after they have been initially recognized in the financial statements.

Effective with the adoption of this standard, AT&T Wireless Services is no longer amortizing acquired goodwill and excess net book value associated with its equity method unconsolidated subsidiaries. Additionally, AT&T Wireless Services was required to reassess the useful lives of its other intangible assets, which consist primarily of FCC licensing costs and customer lists. Although FCC licenses are issued with a stated term, generally 10 years, the renewal of FCC licenses is a routine matter involving a nominal fee and AT&T Wireless Services has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the useful life of its FCC licenses. As such, effective with the adoption of SFAS No. 142, AT&T Wireless Services is no longer amortizing licensing costs of U.S. consolidated subsidiaries as these licensing costs are deemed to be intangible assets that have indefinite lives. Prospectively, AT&T Wireless Services will continue to periodically reevaluate its determination of an indefinite useful life with regard to FCC licenses. AT&T Wireless Services' unconsolidated subsidiaries completed a similar assessment for licensing costs. Its U.S. and Canadian unconsolidated subsidiaries also determined that their licensing costs have indefinite lives and ceased amortization of those costs. AT&T Wireless Services also re-assessed the useful life of its customer lists and determined that a five-year life continues to be appropriate.

Upon adoption, SFAS No. 142 required a transitional impairment test using a fair value approach for acquired goodwill and other intangible assets deemed to have indefinite lives. Goodwill is to be evaluated for impairment using a two-step test. The first step consists of a review for potential impairment, while the second step, if required, calculates the amount of impairment, if any. Upon adoption of this standard, AT&T Wireless Services completed a transitional impairment test for its acquired goodwill, determining fair value using primarily a discounted cash flow model. AT&T Wireless Services determined that it has one reporting unit for purposes of testing goodwill, and therefore, the discounted cash flow model was largely a function of the cash flows of the enterprise. The determined fair value of the transitional impairment test was sufficient to pass the first step of the impairment test, and therefore, the second step was not performed and no impairment was recorded. The premise of the discounted cash flow model was based upon AT&T Wireless Services' internal plans related to the future cash flows of its primary assets. The model assumed no step-up in basis of the assets and depreciation was carried over at current levels. In order to assess the fair value of AT&T Wireless Services in its entirety, following the calculation of the discounted cash flows of its primary assets, the fair value of the interest-bearing debt was deducted and the fair values of the assets not contributing to the discounted cash flows of AT&T Wireless Services' primary assets, primarily unconsolidated subsidiaries, were added to derive the fair value of AT&T Wireless Services' total net assets. However, this method of determining fair value would not have necessarily equated to the implied fair value that might have been derived from using the market price of AT&T Wireless Services common stock.

AT&T Wireless Services also completed a transitional impairment test for U.S. licensing costs, calculating fair value using primarily a discounted cash flow model, and determined that there was no impairment to be recorded. The discounted cash flow model estimates the required resources and eventual returns from the build out of an operational network and acquisitions of customers, starting with only FCC licenses. In this manner, the cash flows are isolated as specifically pertaining to the FCC licenses. A majority of the U.S. licensing costs were tested for impairment on an aggregate basis, which is consistent with the management of the business and national scope of operations.

During the first quarter of 2002, AT&T Wireless Services recorded a cumulative effect of change in accounting principle of $166, net of tax, associated with its portion of transitional impairment charges recognized by its equity method unconsolidated subsidiaries upon adoption of SFAS No. 142. Of the total aftertax charge, $72 and $7 represented AT&T Wireless Services' proportionate share of impairments recognized by TeleCorp of its licensing costs and goodwill, respectively. The remaining $87 represented AT&T Wireless Services' proportionate share of an impairment of licensing costs recognized by American Cellular Corporation (ACC). See Note 4 for additional impairment charges recognized by AT&T Wireless Services' equity method unconsolidated subsidiaries subsequent to adoption.

On a prospective basis, AT&T Wireless Services is required to test both acquired goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, for impairment on an annual basis based upon a fair value approach. Additionally, goodwill must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If AT&T Wireless Services' market value continues to be less than its book value for an extended period of time, it could trigger the need for impairment tests of acquired goodwill between annual tests. Other indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. During the third quarter of 2002, AT&T Wireless Services completed its annual impairment tests for both acquired goodwill and U.S. licensing costs using methodologies consistent with those applied for its transitional impairment tests performed as of January 1, 2002. Such testing resulted in no impairment charge to goodwill, as the determined fair value was again sufficient to pass the first step impairment test.

AT&T Wireless Services believes that a discounted cash flow model is the best measure of fair value for its reporting unit. However, the average trading values of AT&T Wireless Services common stock for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002, were $8.52, $5.65, $4.22, and $6.68, respectively, reflecting a market capitalization that is significantly lower than the fair value determined using discounted cash flows. If market prices were used to derive the fair value of the reporting unit, such values would need to consider other items that may affect the fair value of the reporting unit as a whole, such as a control premium. If this method was used and AT&T Wireless Services failed to pass the first step of the impairment test, it is reasonably possible that a goodwill impairment would result. While AT&T Wireless Services does not use its market price to determine the fair value of its reporting unit, AT&T Wireless Services expects convergence between its market capitalization and discounted cash flow valuation to occur over time. If this does not occur, it may signal the need for impairment charges.

The first annual reassessment of AT&T Wireless Services' licensing costs resulted in a total pretax impairment charge of $1,329. See Note 4 for further information regarding these tests.

The following table provides a reconciliation of the reported net (loss) income available to common shareholders to an adjusted (loss) income before cumulative effect of change in accounting principle and basic and diluted earnings per share assuming that SFAS No. 142 had been adopted as of January 1, 2000:

For the Years Ended December 31,	2002	2001	2000
Reported net (loss) income available to common shareholders	$ (2,342)	$ (963)	$ 528
Accretion of mandatorily redeemable preferred stock	18	–	–
Dividend requirements on preferred stock held by AT&T, net	–	76	130
Net (loss) income	(2,324)	(887)	658
Cumulative effect of change in accounting principle, net of tax	166	–	–
Reported (loss) income before cumulative effect of change in accounting principle	(2,158)	(887)	658
Add back amortization, net of tax:			
Goodwill	–	105	66
Licensing costs	–	233	169
Excess net book value of equity method unconsolidated subsidiaries	–	40	15
Adjusted (loss) income before cumulative effect of change in accounting principle	$ (2,158)	$ (509)	$ 908
Basic and diluted earnings per share:			
Reported net (loss) income available to common shareholders	$ (0.87)	$ (0.38)	$ 0.21
Accretion of mandatorily redeemable preferred stock	–	–	–
Dividend requirements on preferred stock held by AT&T, net	–	0.03	0.05
Net (loss) income	(0.87)	(0.35)	0.26
Cumulative effect of change in accounting principle, net of tax	(0.06)	–	–
Reported (loss) income before cumulative effect of change in accounting principle	(0.81)	(0.35)	0.26
Add back amortization, net of tax:			
Goodwill	–	0.04	0.03
Licensing costs	–	0.09	0.07
Excess net book value of equity method unconsolidated subsidiaries	–	0.02	0.01
Adjusted (loss) income before cumulative effect of change in accounting principle	$ (0.81)	$ (0.20)	$ 0.37

The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

Balance as of December 31, 2001	$ 4,712
Goodwill acquired during the year ended December 31, 2002	2,487
Balance as of December 31, 2002	$ 7,199

Intangible assets with indefinite lives at December 31, 2002, consisted of U.S. licensing costs of $13,949. Amortizable intangible assets at December 31, 2002, consisted of customer lists of $595, net of accumulated amortization of $251. Customer lists are being amortized on a straight-line basis over five years. Pretax amortization expense associated with customer lists for the year ended December 31, 2002, totaled $118. The aggregate pretax amortization expense associated with customer lists for the years ended December 31, 2003, 2004, 2005, 2006, and 2007 are estimated to be $118, $112, $85, $25, and $4, respectively.

Impairment of Licensing Costs of Consolidated Subsidiaries

As discussed in Note 3, SFAS No. 142 requires that goodwill and other indefinite-lived intangible assets, consisting of U.S. licensing costs, be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair values of the goodwill and other indefinite-lived intangible assets with their carrying amounts.

AT&T Wireless Services completed its annual impairment tests for both goodwill and U.S. licensing costs during the third quarter of 2002, using methodologies consistent with those applied at the time of the initial adoption of SFAS No. 142 on January 1, 2002. Such testing resulted in no impairment charge to goodwill in the third quarter of 2002. FCC licenses that support AT&T Wireless Services' U.S. strategic plan, which represent a majority of the licensing costs' carrying value, were aggregated and valued using a discounted cash flow model. The remaining non-strategic licenses were valued on a license-by-license basis using primarily comparative market transaction data to determine a fair value. These tests resulted in a total pretax impairment charge of $1,329, which was recorded in Impairment of licensing costs during the third quarter of 2002. AT&T Wireless Services believes that the declines in the fair value of its licenses are due principally to uncertainty about industry prospects in light of continuing price competition, slowing subscriber growth, and the continued weakness of the U.S. economy.

Impairment of Licensing Costs of Equity Method Unconsolidated Subsidiaries
AT&T Wireless Services recognized pretax losses of $349 in the third quarter of 2002 associated with its portion of impairment charges recognized by its equity method unconsolidated subsidiaries as a result of their annual impairment tests of licensing costs as required by SFAS No. 142. These pretax losses consisted of $240, $84, and $25 of AT&T Wireless Services' proportionate share of impairments of licensing costs recognized by Cascade Wireless, LLC (Cascade), Alaska Native Wireless, LLC (ANW), and Lewis and Clark Communications, LLC, respectively. These charges are included in Net equity (losses) earnings from investments in unconsolidated subsidiaries.

Impairment Charges of Equity Method Unconsolidated Subsidiaries
During the third quarter of 2002, AT&T Wireless Services performed its annual impairment review of its significant investments in and advances to unconsolidated subsidiaries. As a result, AT&T Wireless Services recognized $464 of pretax impairment charges due to declines in the fair values of several equity method unconsolidated subsidiaries that management deemed to be other than temporary. The majority of the total pretax charge represented impairments of investments in Rogers Wireless Communications Inc. (Rogers Wireless), EuroTel Praha, spol. s.r.o., and BPL Cellular Ltd. of $232, $185, and $24, respectively. These charges are included in Net equity (losses) earnings from investments in unconsolidated subsidiaries.

During the second quarter of 2002, AT&T Wireless Services recognized a $120 pretax impairment charge in net equity (losses) earnings from investments in unconsolidated subsidiaries associated with its investment in ACC Acquisition LLC, which is the parent company of ACC. This impairment represented a write-off of AT&T Wireless Services' remaining investment balance. The impairment charge was recognized due to a reassessment of the fair value of AT&T Wireless Services' investment following ACC's failure to comply with the total debt leverage ratio covenant contained in ACC's bank credit facility.

During the fourth quarter of 2001, AT&T Wireless Services recognized $107 of pretax impairment charges in Net equity (losses) earnings from investments in unconsolidated subsidiaries associated with declines in the fair values of AT&T Wireless Services' equity method unconsolidated investments in Rogers Wireless and BPL Cellular Ltd. of $63 and $44, respectively, as management deemed these declines to be other than temporary.

Impairment Charges of Cost Method Unconsolidated Subsidiaries
During the third quarter of 2002, AT&T Wireless Services recognized a $187 pretax impairment charge related to its cost method investment in Dobson Communications Corporation (Dobson) due to a decline in fair value of the investment that management deemed to be other than temporary. Of the total pretax charge, $173 related to AT&T Wireless Services' investment in Dobson's Series AA preferred stock and $14 to AT&T Wireless Services' remaining investment in Dobson's common stock. Additionally, in the first quarter of 2002, AT&T Wireless Services recorded a pretax impairment charge of $57 related to its common stock investment in Dobson due to a decline in the quoted market price of Dobson's common stock that management deemed to be other than temporary. These losses are included in Other (expense) income. See Note 9 for a discussion of the transaction involving AT&T Wireless Services' investment in Dobson's Series AA preferred stock.

5. Discontinued Operations

In December 2001, AT&T Wireless Services finalized plans and received approval from its board of directors to exit the fixed wireless business. This decision resulted in a pretax charge of $1.3 billion during the fourth quarter of 2001, reflecting a write-down of assets and the impact of phased exit charges. AT&T Wireless Services completed the disposal of the fixed wireless business during 2002.

In accordance with APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," the consolidated financial statements of AT&T Wireless Services reflect the fixed wireless business as discontinued operations for all periods presented. Accordingly, the revenue, costs and expenses, assets, and cash flows of the fixed wireless business have been excluded from the respective captions in the statements of operations, balance sheets, and statements of cash flows and have been reported as Income (loss) from discontinued operations, net of applicable taxes; as Assets of discontinued operations; and as Net cash used in discontinued operations for all periods presented.

Revenue from discontinued operations was $1, $19, and $2 for 2002, 2001, and 2000, respectively. Assets of discontinued operations were $0 and $88 as of December 31, 2002 and 2001, respectively. Total assets as of December 31, 2001, were primarily composed of licensing costs and property, plant, and equipment. The liabilities of the fixed wireless business, including liabilities associated with the disposal and phased exit charges of the fixed wireless business, are not reflected within discontinued operations in AT&T Wireless Services' balance sheets, as these liabilities have not been assumed by third parties. Accordingly, the cash flows associated with the disposal and phased exit charges have been reflected in Net cash provided by operating activities of continuing operations within the statements of cash flows. Gain (loss) on disposal of discontinued business for the fourth quarter of 2001, included $74 for estimated pretax losses during the phase-out period, which were all recognized as of December 31, 2002.

During the first, second, and third quarters of 2002, AT&T Wireless Services recorded aftertax gains on disposal of the fixed wireless business totaling $12, $27, and $8, respectively. The gains consisted of adjustments to the recoverability of assets and accruals associated with exit costs from the fixed wireless business and are reflected in Gain (loss) on disposal of discontinued business.

On February 12, 2002, AT&T Wireless Services completed the sale of certain fixed wireless assets to Netro Corporation (Netro), a company that is engaged in a business substantially different from AT&T Wireless Services' fixed wireless business. Netro paid $16 in cash and issued 8.2 million shares of Netro common stock to acquire a license to intellectual property, equipment, and proprietary software assets. As a result of the transaction, AT&T Wireless Services owned approximately 13.5 percent of Netro's outstanding common stock. During the second half of 2002, AT&T Wireless Services sold a portion of its Netro common shares, which reduced its ownership percentage of Netro's outstanding common stock to approximately 2 percent as of December 31, 2002.

3. NTT DoCoMo Investment

In January 2001, NTT DoCoMo, Inc. (DoCoMo), a leading Japanese wireless communications company, invested $9.8 billion in a security of AT&T that, like AT&T Wireless Group tracking stock, was intended to reflect a portion of the financial performance and economic value of AT&T Wireless Group. AT&T Wireless Services was allocated $6.1 billion of the net proceeds from AT&T. AT&T retained the remaining $3.6 billion of the net DoCoMo investment proceeds as consideration for the reduction in AT&T's retained portion of AT&T Wireless Services' value. In conjunction with the split-off, DoCoMo's investment was converted into 406 million shares, or approximately 16 percent, of AT&T Wireless Services' common stock. These shares were recorded at their fair value as of the date of the split-off due to redemption rights held by DoCoMo and are reflected as Mandatorily redeemable common stock as of December 31, 2002 and 2001. The redemption values of these shares as of December 31, 2002 and 2001 were approximately $10.7 billion and $10.1 billion, respectively. As part of its January 2001 investment, DoCoMo also received warrants with an exercise price of $35 per AT&T Wireless Group tracking share equivalent, which, in conjunction with the split-off, were converted into warrants to purchase AT&T Wireless Services' common stock at $35 per share. Prior to an amendment to the warrant terms in December 2001, these warrants were considered to be derivative financial instruments and were adjusted to their fair value through AT&T Wireless Services' results of operations. In December 2001, the terms of the warrants were amended, which resulted in the fair value of the warrants as of the amendment date to be reclassified from Other long-term liabilities to Additional paid-in capital. Additionally, this amendment eliminated future fair value adjustments. See Note 9 for discussion of DoCoMo's exercise of their preemptive right in conjunction with AT&T Wireless Services' acquisition of TeleCorp. See Note 20 for a discussion of DoCoMo's redemption rights, which were amended in December 2002.

7. Supplementary Financial Information

Supplementary Statement of Operations Information

For the Years Ended December 31,	2002	2001	2000
Depreciation and Amortization			
Depreciation	$ 2,366	$ 1,760	$ 1,245
Amortization of licensing costs	–	378	274
Amortization of goodwill	–	135	73
Amortization of internal-use software and other intangible assets	385	229	47
Total depreciation and amortization	$ 2,751	$ 2,502	$ 1,639
Other (Expense) Income			
Interest income	$ 74	$ 278	$ 146
Net gains on sale/exchange of assets, businesses, and investments in unconsolidated subsidiaries	42	–	362
Net revaluation of securities	–	73	–
Minority interests in consolidated subsidiaries	(2)	24	28
Losses from impairment of cost method unconsolidated subsidiaries	(245)	(20)	–
Losses on early extinguishment of debt	(20)	–	–
Miscellaneous, net	28	19	(2)
Total other (expense) income	$ (123)	$ 374	$ 534
Deducted from Interest Expense			
Capitalized Interest	$ 95	$ 141	$ 123

Supplementary Balance Sheet Information

As of December 31,	2002	2001
Property, Plant, and Equipment, Net		
Wireless communications systems and other equipment	$ 22,474	$ 17,105
Land, buildings, and improvements	804	622
Internal-use software	795	606
Total property, plant, and equipment	24,073	18,333
Accumulated depreciation and amortization	(7,810)	(5,377)
Property, plant, and equipment, net	$ 16,263	$ 12,956
Accumulated Other Comprehensive Loss		
Net revaluation of investments, net of tax	$ –	$ (20)
Net revaluation of financial instruments, net of tax	(66)	(70)
Net foreign currency translation adjustments, net of tax	8	(15)
Accumulated other comprehensive loss, net of tax	$ (58)	$ (105)

Supplementary Cash Flow Information

For the Years Ended December 31,	2002	2001	2000
Interest payments, net of amounts capitalized	$ 600	$ 202	$ 85
Income tax payments (refunds)	89	130	(202)
Reclassification of mandatorily redeemable common stock and warrants held by DoCoMo effective with the split-off	–	7,824	–
Reclassification of common stock warrants held by DoCoMo to additional paid-in capital	–	88	–
Non-cash additions to property, plant, and equipment	446	623	689
Non-cash contributions from AT&T for acquisitions and initial investments in ventures and partnerships	–	–	539
Recapitalization of long-term debt due to AT&T into preferred stock held by AT&T	–	–	2,000

Earnings per Share

The following table presents the computation of basic and diluted (loss) earnings per share:

For the Years Ended December 31,	2002	2001	2000
(Loss) income from continuing operations	**$ (2,205)**	$ 200	$ 828
Less: Accretion of mandatorily redeemable preferred stock	**18**	–	–
Dividend requirements on preferred stock held by AT&T, net	**–**	76	130
(Loss) income from continuing operations available to common shareholders	**(2,223)**	124	698
Income (loss) from discontinued operations	**47**	(1,087)	(170)
Cumulative effect of change in accounting principle	**(166)**	–	–
Net (loss) income available to common shareholders	**$ (2,342)**	$ (963)	$ 528
Weighted average common shares outstanding[1]	**2,686**	2,530	2,530
Net effect of dilutive stock options[2]	**–**	2	2
Weighted average common shares and equivalents outstanding	**2,686**	2,532	2,532
(Loss) income per basic and diluted share:			
(Loss) income from continuing operations available to common shareholders	**$ (0.82)**	$ 0.05	$ 0.28
Income (loss) from discontinued operations	**0.01**	(0.43)	(0.07)
Cumulative effect of change in accounting principle	**(0.06)**	–	–
Net (loss) income available to common shareholders	**$ (0.87)**	$ (0.38)	$ 0.21

1 Weighted average common shares outstanding for periods prior to the split-off assume that all of the shares outstanding effective with the split-off, including the 406 million shares issued to DoCoMo, were outstanding for those periods.

2 The effect of dilutive stock options was determined under the treasury stock method. Due to the loss recognized from continuing operations during the year ended December 31, 2002, the effect of dilutive stock options and the 41.7 million warrants issued to DoCoMo in January 2001 (see Note 6) were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share. As of December 31, 2002, 2001, and 2000 there were 212 million, 139 million, and 130 million, respectively, AT&T Wireless Services common stock options outstanding as well as the warrants issued to DoCoMo that were anti-dilutive and therefore were excluded from the calculation of diluted earnings per share.

Acquisitions and Dispositions

During 2002, 2001, and 2000, AT&T Wireless Services completed certain transactions as part of its overall strategy to expand its wireless footprint and divest itself of non-strategic interests. Net pretax gains included in Other (expense) income related to these transactions were $42, $0, and $362 in 2002, 2001, and 2000, respectively. Net aftertax gains included in Net equity (losses) earnings from investments in unconsolidated subsidiaries were $0, $298, and $372 in 2002, 2001, and 2000, respectively.

Acquisitions of Businesses

The following tables present information about significant acquisitions by AT&T Wireless Services for the years ended December 31, 2002 and 2000. There were no significant acquisitions made by AT&T Wireless Services during the year ended December 31, 2001. All of the following acquisitions were accounted for as purchases. The results of each entity acquired have been included in the consolidated financial statements of AT&T Wireless Services since their respective acquisition dates.

For the Year Ended December 31, 2002	Price[1]	Assets (Liabilities) Acquired Purchase Costs	Licensing Lists	Customer Consideration	Net Other Assets	Tangible Debt	Long-Term Deferred Tax Asset	Goodwill
TeleCorp PCS, Inc[2]	$ 2,414	$ 1,952	$ 94	$ (460)	$ 985	$ (2,756)	$ 112	$ 2,487
Philadelphia[3]	285	170	31	84	–	–	–	–

For the Year Ended December 31, 2000	Purchase Price[1]	Assets (Liabilities) Acquired Licensing Costs	Customer Lists	Net Tangible Assets (Liabilities)	Goodwill
Los Angeles[4]	$ 3,555	$ 2,170	$ 202	$ 191	$ 992
Houston[5]	984	580	15	(28)	417
CMT Partners[6]	1,805	910	100	207	588
Wireless One[7]	859	550	19	67	223
Others[8]	1,469	857	32	185	395

1 Purchase price includes cash, the fair value of AT&T Wireless Services common stock and mandatorily redeemable preferred stock issued, and the fair value of assets exchanged, as applicable.

2 On February 15, 2002, AT&T Wireless Services acquired the remaining 77 percent of TeleCorp that it did not previously own. (See Note 10 for further discussion of AT&T Wireless Services' previously owned equity investment in TeleCorp.) As a result of the closing of the acquisition, AT&T Wireless Services no longer treats its previously owned interest in TeleCorp as an equity method unconsolidated subsidiary. The purchase of TeleCorp was consistent with AT&T Wireless Services' strategy to expand its footprint in major markets in North America through acquisitions of wireless carriers where there were opportunities to improve operating results. TeleCorp provided wireless voice services in portions of the Midwestern and Southeastern United States, which complemented AT&T Wireless Services' footprint of licenses and service territory in the United States.

The acquisition of TeleCorp has been accounted for in accordance with SFAS No. 141, "Business Combinations." The aggregate purchase price totaled $2,414 including $2,266 of AT&T Wireless Services common stock issued (146 million shares), $133 of AT&T Wireless Services mandatorily redeemable preferred stock issued (233,000 shares), and $15 in cash. The fair value of the 146 million common shares issued was determined based upon the average market price of AT&T Wireless Services common stock over the five-day trading period before and after the terms of the acquisition were agreed to and announced. The fair value of the mandatorily redeemable preferred stock issued was based upon the present value of future discounted cash flows as of the acquisition date.

In accordance with SFAS No. 142, goodwill and U.S. licensing costs related to TeleCorp will not be amortized. Instead, AT&T Wireless Services tested these items for impairment as part of its annual impairment test of goodwill and U.S. licensing costs in the third quarter of 2002 (see Notes 3 and 4). None of the goodwill recorded is deductible for tax purposes. Customer lists are being amortized over five years on a straight-line basis. Other consideration associated with the acquisition included the following items: (1) $208 of AT&T Wireless Services' unconsolidated investment balance which represented its 23 percent ownership interest in TeleCorp immediately prior to the acquisition; (2) $318 of notes receivable made to TeleCorp, including $100 made in January 2002, which, subsequent to the acquisition, were terminated; and (3) elimination of AT&T Wireless Services' long-term and short-term liabilities totaling $66 associated with deferred brand revenue from TeleCorp which existed as of the acquisition date.

In conjunction with AT&T Wireless Services' acquisition of TeleCorp, DoCoMo exercised its preemptive right to acquire the maximum number of shares to which it was entitled, pursuant to the Investor Agreement between AT&T Wireless Services and DoCoMo. As a result, AT&T Wireless Services issued 26.7 million shares to DoCoMo in February 2002 and recorded cash proceeds of $382. These shares issued to DoCoMo are not subject to the redemption rights under AT&T Wireless Services' Investor Agreement with DoCoMo and therefore are not presented as Mandatorily redeemable common stock.

3 On April 1, 2002, AT&T Wireless Services completed its acquisition of the remaining 49 percent minority interest in the Philadelphia market owned by Exelon Corp. for $285 in cash. In addition, during the first quarter of 2002, Exelon Corp. made a capital contribution of demand notes in the net amount of $85 payable by AT&T Wireless Services to Exelon Corp., resulting in AT&T Wireless Services' due on demand notes payable being reclassified to minority interest as an equity contribution during the first quarter of 2002. The acquisition of the remaining 49 percent interest was treated as a step-acquisition, in accordance with SFAS No. 141. Other consideration includes the reduction of the minority interest liability previously recorded by AT&T Wireless Services as this market was consolidated by AT&T Wireless Services prior to the acquisition of the remaining 49 percent interest.

4 In November 1998, AT&T Wireless Services and BellSouth combined their jointly owned cellular properties in Los Angeles, Houston, and Galveston, Texas, plus cash, to form AB Cellular Holding, LLC (AB Cellular), which owned, controlled, and supervised all three properties. AT&T Wireless Services held a 55.62 percent equity interest in AB Cellular with only a 50 percent voting interest; therefore, this investment was accounted for under the equity method. Pursuant to the AB Cellular Limited Liability Company Agreement, there were redemption provisions that allowed BellSouth, commencing in December 2000, to alter the ownership structure of AB Cellular pursuant to one of three options. On December 4, 2000, BellSouth announced its election to have AB Cellular exercise its option to redeem AT&T Wireless Services' 55.62 percent equity interest. On December 29, 2000, AB Cellular completed the redemption of AT&T Wireless Services' 55.62 percent equity interest in AB Cellular, and in exchange, AT&T Wireless Services received 100 percent of the net assets of the Los Angeles cellular property. As a result of the redemption, AB Cellular recognized a significant gain on the transaction based on the estimated fair value of the net assets of the Los Angeles cellular property on the date of redemption. AT&T Wireless Services' net equity earnings for the year ended December 31, 2000, included $372, aftertax, reflecting its proportionate share of the gain. The net assets of the Los Angeles cellular property were recorded at fair value by AT&T Wireless Services and resulted in a pretax loss of $184, which was included in Other (expense) income. As a result of this transaction, AT&T Wireless Services' results for the year ended December 31, 2000, included a non-cash reduction to investments of $3,756 associated with the redemption of its equity interest in AB Cellular.

5 On December 29, 2000, AT&T Wireless Services completed the acquisition of a wireless system in Houston for cash.

6 On June 29, 2000, AT&T Wireless Services completed the acquisition of Vodafone Airtouch plc's 50 percent partnership interest in CMT Partners (the Bay Area Properties), which holds a controlling interest in five Bay Area markets including San Francisco and San Jose, for cash, thereby giving AT&T Wireless Services a 100 percent ownership interest in this partnership. Prior to consummation of this transaction, AT&T Wireless Services' 50 percent ownership interest in CMT Partners was accounted for as an equity method unconsolidated subsidiary. As a result of the transaction, $190 was reclassified from investments to goodwill during the year ended December 31, 2000.

7 On June 1, 2000, AT&T Wireless Services completed its acquisition of the assets of Wireless One Network, L.P. for cash, acquiring wireless systems in northwest and southwest Florida.

8 Other 2000 acquisitions included wireless systems acquired in San Diego, Indianapolis, and several New England markets. See Note 10 for further discussion of the transaction related to the purchase of the wireless systems in the New England markets.

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2002, 2001, and 2000 assume the TeleCorp acquisition had been completed on January 1, 2001, and the Los Angeles, Houston, Bay Area Properties, Wireless One, San Diego, and Indianapolis acquisitions had been completed on January 1, 2000:

For the Years Ended December 31, (Unaudited)	2002	2001	2000
Revenue	**$ 15,716**	$ 14,220	$ 12,237
(Loss) income before cumulative effect of change in accounting principle available to common shareholders	**$ (2,244)**	$ (1,284)	$ 280
(Loss) income before cumulative effect of change in accounting principle available to common shareholders per share – basic and diluted	**$ (0.83)**	$ (0.47)	$ 0.11
Net (loss) income available to common shareholders	**$ (2,331)**	$ (1,284)	$ 280
Net (loss) income available to common shareholders per share – basic and diluted	**$ (0.86)**	$ (0.47)	$ 0.11

Unaudited pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

Dispositions of Assets and Investments in Unconsolidated Subsidiaries

During the fourth quarter of 2002, AT&T Wireless Services sold wireless licenses in Norfolk, Richmond, and Roanoke, Virginia, to Triton PCS, Inc. for $65 in cash. AT&T Wireless Services recognized a pretax gain of $38 upon closing of the sale, which was recorded in Other (expense) income. See Note 10 for further discussion of AT&T Wireless Services' equity investment in Triton PCS Holding, Inc., the parent company of Triton PCS, Inc.

In April 2001, AT&T completed the sale of its interest in Japan Telecom for approximately $1.35 billion in cash. AT&T attributed $0.5 billion of the net aftertax proceeds from the sale to AT&T Wireless Services. AT&T Wireless Services recognized an aftertax gain of $298 associated with the transaction, which was recorded in Net equity (losses) earnings from investments in unconsolidated subsidiaries.

In June 2000, AT&T Wireless Services sold its interest in two equity method unconsolidated subsidiaries for cash, resulting in pretax gains of $141, which were recorded in Other (expense) income.

Pending Transactions

On December 24, 2002, AT&T Wireless Services executed a definitive agreement with a subsidiary of Dobson to transfer AT&T Wireless Services' wireless properties in the Anchorage, Alaska Metropolitan Service Area (MSA), and Alaska Rural Service Area (RSA) No. 2 markets, which include a population of over 430,000. In addition, AT&T Wireless Services will transfer to Dobson its shares of Dobson Series AA preferred stock, which AT&T Wireless Services purchased in February 2001. In exchange, AT&T Wireless Services will receive Dobson's wireless properties in the Santa Cruz, California MSA, and California RSA No. 4 markets, which include a population of over 640,000. The transaction remains subject to federal regulatory approvals and certain other conditions.

[illegible] in and Advances to Unconsolidated Subsidiaries

AT&T Wireless Services holds investments in and has made advances to ventures and partnerships that provide AT&T Wireless Services access to additional U.S. and international wireless markets. Substantially all of these investments are accounted for under the equity method.

At December 31, 2002 and 2001, AT&T Wireless Services had equity method unconsolidated subsidiaries of $2,185 and $3,420, respectively, of which $1,495 and $1,853, respectively, related to international investments. The year-over-year decline in investment balances is primarily a result of AT&T Wireless Services' proportionate share of impairment charges recognized by equity method unconsolidated subsidiaries as well as impairment charges AT&T Wireless Services recognized on its investments in equity method unconsolidated subsidiaries. Additionally, the acquisition of TeleCorp resulted in AT&T Wireless Services no longer treating its previously owned interest in TeleCorp as an equity method unconsolidated subsidiary. Prior to January 1, 2002, pretax amortization of excess carrying value of $65 and $25 in 2001 and 2000, respectively, is reflected as a component of Net equity (losses) earnings from investments in unconsolidated subsidiaries. As discussed in Note 3, in accordance with SFAS No. 142 adopted on January 1, 2002, AT&T Wireless Services no longer amortizes goodwill and other indefinite-lived intangible assets, including the excess net book value associated with equity method unconsolidated subsidiaries. At December 31, 2002 and 2001, the carrying value of investments accounted for under the equity method exceeded AT&T Wireless Services' share of the underlying reported net assets by $891 and $1,207, respectively. AT&T Wireless Services received cash distributions from its equity method unconsolidated subsidiaries of $343, $659, and $201 for the years ended December 31, 2002, 2001, and 2000, respectively. The cash distributions for the year ended December 31, 2002, primarily included distributions from ANW as a result of the amendment to the terms of the venture with ANW during 2002 (see Note 20). The cash distributions for the year ended December 31, 2001, primarily included the cash proceeds associated with the sale of AT&T Wireless Services' interest in Japan Telecom (see Note 9).

Equity Method Unconsolidated Subsidiaries

Ownership of significant equity method unconsolidated subsidiaries is as follows:

As of December 31,	2002	2001
U.S.		
ACC Acquisition LLC	**50.00%[1]**	50.00%[1]
Alaska Native Wireless, LLC	**38.18%[2]**	38.18%[2]
Cascade Wireless, LLC	**85.00%[3]**	85.00%[3]
Cincinnati Bell Wireless, LLC	**19.90%[4]**	19.90%[4]
TeleCorp PCS, Inc.	**N/A[5]**	22.85%[5]
Triton PCS Holdings, Inc.	**15.49%[6]**	15.68%[6]
International		
BPL Cellular Ltd (India)	**49.00%**	49.00%
EuroTel Bratislava a.s (Slovakia)	**24.50%**	24.50%
EuroTel Praha, spol. s.r.o. (Czech Republic)	**24.50%**	24.50%
Far EasTone Telecommunications, Ltd (Taiwan)	**22.74%**	22.74%
IDEA Cellular Ltd (India)	**32.79%[7]**	33.00%[7]
Rogers Wireless Communications Inc. (Canada)	**34.28%[8]**	34.35%[8]

1 In February 2000, AT&T and Dobson acquired ACC, through a joint venture, ACC Acquisition LLC, for approximately $2.4 billion. AT&T contributed its interest in the joint venture to AT&T Wireless Services as of the date of the acquisition. The acquisition was funded with non-recourse bank debt by the joint venture and cash equity contributions of approximately $400 from each of the two partners. See Note 4 for discussion of the impairment charge recognized on this investment associated with ACC's failure to comply with the total debt leverage ratio covenant contained in ACC's bank credit facility.

2 During November 2000, AT&T Wireless Services joined with others in the formation of a venture, ANW, which participated in the FCC's Auction 35 of license spectrum in the 1900-megahertz band. In November 2002, due to the extent of the delay and uncertainty surrounding Auction 35, AT&T Wireless Services and the other owners of ANW amended the terms of the venture. Pursuant to the amended terms, AT&T Wireless Services received certain distributions and revised certain commitments related to this joint venture. See Note 20 for further discussion of the amended terms of the venture and AT&T Wireless Services' outstanding commitments.

3 On December 22, 2000, AT&T Wireless Services joined with others in the formation of Cascade. Upon formation of the entity, AT&T Wireless Services contributed $2.3 in cash to obtain an 85 percent non-controlling equity interest in the entity. During 2001, AT&T Wireless Services loaned approximately $180 to Cascade to finance various license purchases and operational activities. During the first quarter of 2002, AT&T Wireless Services advanced an additional aggregate of $251 to Cascade, which was then controlled by Wayne Perry, who at that time was a member of AT&T Wireless Services' board of directors. AT&T Wireless Services made the advance pursuant to contractual obligations entered into prior to Perry joining AT&T Wireless Services' board of directors. Cascade used these proceeds to finance the acquisition from third parties of licensed spectrum that AT&T Wireless Services was not eligible to own, as well as to fund operating requirements of Cascade. AT&T Wireless Services has entered into roaming and other agreements with Cascade, which allow AT&T Wireless Services' subscribers to roam in markets operated by Cascade. AT&T Wireless Services accounts for this investment under the equity method as AT&T Wireless Services has significant influence but does not have any voting rights with respect to this entity.

4 AT&T Wireless Services accounts for its investment in Cincinnati Bell Wireless, LLC under the equity method, although its voting stock ownership percentage is less than 20 percent, as AT&T Wireless Services has the ability to appoint two out of five representatives on Cincinnati Bell Wireless, LLC's Member Committee and has entered into strategic alliances with Cincinnati Bell Wireless, LLC that indicate the ability to exercise significant influence.

5 On November 13, 2000, TeleCorp completed its merger agreement with Tritel, Inc., as part of a stock transaction. Prior to that date, AT&T Wireless Services had ownership interests (assuming conversion of all convertible preferred shares to common) of 15.6 percent and 21.6 percent in TeleCorp and Tritel, Inc., respectively. In connection with the merger, AT&T Wireless Services contributed to TeleCorp, rights to acquire wireless licenses in Wisconsin and Iowa, paid approximately $20 in cash, and extended the term of its brand license agreement through July 2005, in exchange for approximately 9.3 million additional common shares in the newly combined company. In a separate transaction with TeleCorp in November 2000, AT&T Wireless Services completed an exchange of certain wireless licenses and rights to acquire additional licenses in several Wisconsin and Iowa markets, as well as made a cash payment of approximately $80. In return, AT&T Wireless Services received TeleCorp's PCS licenses and wireless systems in several New England markets. AT&T Wireless Services recognized a pretax gain of $379, which was recorded in Other (expense) income, associated with these transactions. The ownership percentage as of December 31, 2001, reflected AT&T Wireless Services' ownership of common stock, assuming conversion of all convertible preferred shares to common stock as of December 31, 2001. In addition, AT&T Wireless Services held redeemable preferred shares at December 31, 2001, which were not convertible to common stock at that time. On February 15, 2002, AT&T Wireless Services acquired the remaining 77 percent of TeleCorp that it did not previously own. See Note 9 for further information on this acquisition.

6 AT&T Wireless Services accounts for its investment in Triton PCS Holding, Inc. under the equity method, although its voting stock ownership percentage is less than 20 percent, as it has significant non-voting preferred stock ownership and has entered into strategic alliances with Triton PCS Holding, Inc. that indicate the ability to exercise significant influence. The ownership percentages as of December 31, 2002 and 2001, reflect AT&T Wireless Services' ownership of common stock assuming conversion of all convertible preferred shares.

7 During 2001, AT&T Wireless Services directly and through its previously owned interest in Birla AT&T Communications Ltd. completed two transactions that expanded AT&T Wireless Services' coverage area in the Indian states of Andhra Pradesh and Madhya Pradesh. These transactions were completed by the fourth quarter of 2001. As a result, AT&T Wireless Services' owns an approximate 33 percent interest in the merged entity, IDEA Cellular Ltd., formerly known as Birla Tata AT&T Ltd.

8 During the first quarter of 2001, AT&T Wireless Services issued unsecured term notes to Rogers Wireless to pay for spectrum Rogers Wireless successfully bid upon in the Canadian spectrum auctions. In April 2001, Rogers Wireless effected a rights offering of its equity securities in which AT&T Wireless Services' joint venture with British Telecommunications plc, JVII, participated. The participation increased JVII's ownership interest in Rogers Wireless to 34.4 percent. AT&T Wireless Services funded the purchase on behalf of JVII by offsetting it against the unsecured, interest-bearing note made by AT&T Wireless Services. This transaction resulted in AT&T Wireless Services obtaining a controlling interest in JVII, as well as increasing its indirect ownership percentage in Rogers Wireless. On July 3, 2001, AT&T Wireless Services obtained British Telecommunications plc's interest in JVII for approximately $380 in cash. As a result of this acquisition, AT&T Wireless Services owns 100 percent of JVII, and, through JVII, holds an approximate 34.4 percent ownership interest in Rogers Wireless.

See Note 3 for a discussion of the proportionate share of losses recognized by AT&T Wireless Services, reflected as a cumulative effect of change in accounting principle, associated with its equity method unconsolidated subsidiaries' initial adoption of SFAS No. 142 on January 1, 2002.

See Note 4 for a discussion of AT&T Wireless Services' proportionate share of impairment charges recognized by its equity method unconsolidated subsidiaries associated with their annual impairment reviews as required by SFAS No. 142, as well as a discussion of impairment charges of equity method unconsolidated subsidiaries recognized by AT&T Wireless Services associated with declines in the fair value of several investments that management deemed to be other than temporary.

See Note 23 for information regarding the impact of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities."

The consolidated results of operations and the financial position of the significant equity method unconsolidated subsidiaries are summarized below.

Condensed Income Statement Information

For the Years Ended December 31,	2002	2001	2000
Revenue	$ 5,178	$ 8,545	$ 16,577
Operating income (loss)	175	(257)	319
(Loss) income before extraordinary items and cumulative effect of change in accounting principle	(836)	29	1,123
Cumulative of effect of change in accounting principle, net of tax	(1,540)	(1)	–
Net (loss) income	$ (2,376)	$ 24	$ 1,123

Condensed income statement information for 2002 includes the results of TeleCorp prior to its consolidation by AT&T Wireless Services in February 2002 (see Note 9), as well as the SFAS No. 142 impairments recognized by the investees, both as a cumulative effect of change in accounting principle upon adoption and impairments recognized associated with the investee's annual SFAS No. 142 impairment tests of U.S. licensing costs (see Notes 3 and 4). Condensed income statement information for 2001 includes the results of Japan Telecom prior to its sale in April 2001, as well as the aftertax gain of $298 recognized on the sale (see Note 9). Condensed income statement information for 2000 includes the results of AB Cellular and CMT Partners prior to their consolidation by AT&T Wireless Services, as well as the gain recognized by AB Cellular associated with the redemption of AT&T Wireless Services' equity interest in December 2000 (see Note 9).

Condensed Balance Sheet Information

As of December 31,	2002	2001
Current assets	$ 1,857	$ 2,044
Noncurrent assets	9,927	18,586
Current liabilities	3,225	1,926
Noncurrent liabilities	5,444	10,162
Redeemable preferred stock	196	648

Current assets are composed primarily of cash, accounts receivable, and other current assets. Noncurrent assets are composed primarily of goodwill, property, plant, and equipment, and licensing costs. Current liabilities are composed primarily of operating accruals, accounts payable, and short-term debt. Noncurrent liabilities are composed primarily long-term debt and deferred income taxes.

Cost Method Unconsolidated Subsidiaries

In February 2001, AT&T Wireless Services completed its purchase of $200 in Series AA preferred stock from Dobson, which has a liquidation preference of $1,000 per share and is exchangeable into Series A convertible preferred stock. If the Series AA preferred stock is exchanged into Series A convertible preferred stock, AT&T Wireless Services will increase its ownership interest in Dobson, on an as-converted-to-common-stock basis, from its current ownership of 5.0 percent to approximately 12.7 percent.

See Note 4 for discussion of impairment charges recognized by AT&T Wireless Services related to its investment in Dobson.

See Note 9 for discussion of a pending transaction involving AT&T Wireless Services' investment in Dobson's Series AA preferred stock.

11. Income Taxes

AT&T Wireless Services became a separate taxable entity effective with its split-off from AT&T in July 2001. Prior to the split-off, AT&T Wireless Services was not a separate taxable entity for federal and certain state income tax purposes and its results of operations were included in the consolidated federal and state income tax returns of AT&T and its affiliates, as described in Note 1. The following table shows the principal reasons for the difference between the effective income tax rate and the U.S. federal statutory income tax rate for AT&T Wireless Services' (Loss) income from continuing operations, excluding the taxes associated with Net equity (losses) earnings from investments in unconsolidated subsidiaries:

For the Years Ended December 31,	2002	2001	2000
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
Federal income tax (benefit) provision at statutory rate	**$ (368)**	$ 205	$ 240
State and local income taxes, net of federal income tax effect	**(33)**	18	19
Amortization of non-deductible goodwill	**–**	42	20
Net revaluation of securities	**–**	(25)	–
Sale of foreign unconsolidated subsidiary	**–**	–	(31)
Change in valuation allowance and other estimates	**446**	58	–
Other differences, net	**10**	13	(2)
Provision for income taxes	**$ 55**	$ 311	$ 246
Effective income tax rate	**(5.2)%**	53.0%	35.7%
Provision (Benefit) for Income Taxes			
Current			
Federal	**$ 240**	$ (18)	$ (284)
State and local	**10**	39	(61)
Foreign	**3**	5	–
	$ 253	$ 26	$ (345)
Deferred			
Federal	**$ (213)**	$ 292	$ 505
State and local	**15**	(7)	86
	$ (198)	$ 285	$ 591
Provision for income taxes	**$ 55**	$ 311	$ 246

Income tax provisions associated with and included in Net equity (losses) earnings from investments in unconsolidated subsidiaries were $12, $13, and $243 for the years ended December 31, 2002, 2001, and 2000, respectively. See below for a discussion of deferred tax valuation allowances recorded in Net equity (losses) earnings from investments in unconsolidated subsidiaries during 2002.

For the tax return period July 10, 2001, through December 31, 2001, AT&T Wireless Services incurred a tax net operating loss (NOL) of $1.3 billion. Under the tax-sharing agreement with AT&T, the net operating loss was carried back for a refund of taxes paid by AT&T, as the common parent of an affiliated group that included AT&T Wireless Services. A receivable was established in Shareholders' Equity in the amount of $461, with a corresponding increase to Additional paid-in capital. In January 2003, AT&T Wireless Services received $436 relating to the refund claim. The remaining $25 will be held in escrow pursuant to the terms of an agreement between AT&T and AT&T Wireless Services and will be reflected as a Receivable from former parent, AT&T, until distribution from the escrow.

For the year ended December 31, 2002, AT&T Wireless Services estimates it generated a NOL of $2.8 billion. For certain of these losses that could be up to approximately $1.5 billion, AT&T Wireless Services will pursue a carryback claim for the tax benefits related to these losses, which can be offset against taxes paid by AT&T. The balance of any 2002 NOL not paid by AT&T can be carried forward to offset taxable income of AT&T Wireless Services in future years.

The tax-sharing agreement between AT&T and AT&T Wireless Services provides that AT&T Wireless Services may not seek a refund for taxes relating back to periods before the split-off without AT&T's consent, and that such consent may not be unreasonably withheld. Federal tax laws generally provide that AT&T Wireless Services would only be entitled to a carryback benefit to the extent that the income of AT&T for the applicable carryback years is sufficient to absorb all of the carryback losses of AT&T and its affiliates in addition to the carryback losses of AT&T Wireless Services. The amount of the refund from

AT&T for the 2002 net operating loss, if any, and the timing of any such payment cannot be determined with certainty at this time.

Deferred income tax liabilities are taxes AT&T Wireless Services expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax bases of certain assets and liabilities.

Deferred income tax liabilities and assets consist of the following:

As of December 31,	2002	2001
Long-Term Deferred Income Tax Liabilities		
Property, plant, and equipment, licensing costs, and goodwill	$ (5,816)	$ (4,786)
Investments in and advances to unconsolidated subsidiaries	588	9
Other	(44)	(75)
Total long-term deferred income tax liabilities	$ (5,272)	$ (4,852)
Long-Term Deferred Income Tax Assets		
Discontinued operations	$ –	$ 405
Net operating loss/credit carryforwards	1,776	110
Valuation allowance	(292)	(15)
Total net long-term deferred income tax assets	$ 1,484	$ 500
Net long-term deferred income tax liabilities	$ (3,788)	$ (4,352)
Current Deferred Income Tax Assets		
Discontinued operations	$ –	$ 99
Employee benefits	29	11
Reserves and allowances	194	109
Other	9	3
Valuation allowance	(232)	–
Total current deferred income tax assets	$ –	$ 222
Net current deferred income tax assets	$ –	$ 222

At December 31, 2002, AT&T Wireless Services had net operating losses for federal and state income tax purposes of $1,354 and $387, respectively, at their respective rates, expiring beginning 2003 through 2022. AT&T Wireless Services also has federal tax credit carryforwards of $9 that expire between 2006 and 2022, and $29 that are not subject to expiration. The Internal Revenue Code's Section 382 places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes to a company's ownership occur. AT&T Wireless Services believes that its purchase of TeleCorp was a change in ownership pursuant to Section 382 of the Internal Revenue Code, and the net operating loss carryforwards of TeleCorp (approximately $463) are limited but potentially usable in future periods.

The period of reversal for deferred tax liabilities related to licensing costs and goodwill can no longer be reasonably estimated due to the adoption of SFAS No. 142 on January 1, 2002 (see Note 3). As a result, AT&T Wireless Services may not rely on the reversal of deferred tax liabilities associated with licensing costs and goodwill as a means to realize AT&T Wireless Services' deferred tax assets, which primarily represent NOLs. Additionally, due to the lack of earnings history as an independent company and impairment charges recognized on AT&T Wireless Services' licensing costs and unconsolidated subsidiaries, it cannot rely on forecasts of future earnings as a means to realize its deferred tax assets. Accordingly, AT&T Wireless Services has determined that, pursuant to the provisions of SFAS No. 109, deferred tax valuation allowances are required on those deferred tax assets. In 2002, AT&T Wireless Services recorded deferred tax valuation allowances of $970. The valuation allowances included $524 related to deferred tax assets associated with AT&T Wireless Services' equity method unconsolidated subsidiaries, which was recorded in Net equity (losses) earnings from investments in unconsolidated subsidiaries. The valuation allowances also included $446 related to its continuing operations, excluding net equity (losses) earnings from investments in unconsolidated subsidiaries, which was recorded in Provision for income taxes. Future valuation allowance requirements may be impacted by the 2002 NOL carryback claim to AT&T, which may be reflected as a contribution to Additional paid-in capital in Shareholders' Equity.

12. Employee Benefit Plan

AT&T Wireless Services sponsors savings plans for the majority of its employees. The plans allow employees to contribute a portion of their pretax income in accordance with specified guidelines. The plan matches a percentage of employee contributions up to certain limits. In addition, AT&T Wireless Services may make discretionary or profit-sharing contributions. Contributions amounted to $79, $91, and $60 in 2002, 2001, and 2000, respectively.

13. Stock-Based Compensation Plans

Stock-Based Compensation Plans Subsequent to the Split-off

In conjunction with the split-off from AT&T in July 2001, AT&T Wireless Services adopted the AT&T Wireless Services Long Term Incentive Plan (LTIP), which allows for the granting of stock options, performance shares, and restricted stock units in AT&T Wireless Services' common stock. In addition, AT&T Wireless Services adopted the AT&T Wireless Services Adjustment Plan (Adjustment plan), which is a plan designed to govern the outstanding AT&T Wireless Services common stock options created from AT&T Wireless Group tracking stock options upon split-off, as well as the AT&T Wireless Services common stock options created from AT&T options upon the split-off distribution. There were 150 million common shares authorized under the Adjustment plan.

Under the LTIP, there were 155 million common shares authorized for grant and 95 million common shares available for grant as of December 31, 2002. The shares available for grant are based on the 86 million shares initially authorized upon adoption of the LTIP plus an additional number of shares to be added to the plan on January 1st of each year, adjusted for new grants, forfeitures, and cancellations of outstanding awards under both plans throughout the year. The additional shares to be added annually are based on 2.75 percent of the shares outstanding on January 1st of each year. Stock options are granted to a significant portion of employees as well as to members of AT&T Wireless Services' board of directors. The exercise price of stock options granted is equal to the stock price when the option is granted. The options generally vest over three and one-half years and are exercisable up to 10 years from the date of grant. Restricted stock units are awarded to key employees.

In addition to the AT&T Wireless Services LTIP, AT&T Wireless Services adopted the AT&T Wireless Services Employee Stock Purchase Plan (ESPP). Under the ESPP, as of December 31, 2002, AT&T Wireless Services was authorized to sell up to 14.3 million shares of AT&T Wireless Services common stock to AT&T Wireless Services employees. Shares available for grant are based on the 5.2 million shares initially authorized upon adoption of the ESPP plus an additional number of shares to be added on January 1st of each year, equal to the lesser of 9.1 million shares or 0.35 percent of the total common shares plus options outstanding. Under the terms of the ESPP, employees may have up to 10 percent of their earnings withheld to purchase AT&T Wireless Services' common stock. The purchase price of the stock on the date of exercise is 85 percent of the fair market value of shares on the New York Stock Exchange on either the first or the last day of the applicable quarter, whichever is less. During 2002 and 2001, AT&T Wireless Services sold 3.9 million and 621,000 shares, respectively, to employees under the ESPP.

Stock-Based Compensation Plans Prior to the Split-off

Prior to the split-off from AT&T, employees of AT&T Wireless Services participated in the stock-based compensation plans of AT&T, which included stock options granted in AT&T common stock. Prior to the date of the offering of AT&T Wireless Group tracking shares in April 2000, AT&T granted approximately 1.1 million AT&T common stock options to AT&T Wireless Services employees during 2000. The weighted-average exercise price at the grant date for AT&T common stock options granted to AT&T Wireless Services employees during 2000 was $48.05. At December 31, 2000, there were approximately 27.5 million AT&T common stock options outstanding held by AT&T Wireless Services employees at a weighted average exercise price of $41.58. At December 31, 2000, there were approximately 17.5 million AT&T common stock options exercisable at a weighted average exercise price of $35.37. The information above has not been adjusted for any subsequent stock splits or stock dividends by AT&T.

Subsequent to the April 2000 offering of AT&T Wireless Group tracking stock and prior to the split-off in July 2001, AT&T granted stock options in AT&T Wireless Group tracking stock to substantially all AT&T employees, including AT&T Wireless Services employees. Of the total options granted in 2001 noted in the table below, 4.1 million represented AT&T Wireless Group tracking stock options granted prior to the split-off, of which 2.2 million were granted to AT&T Wireless Services employees.

In conjunction with the split-off, AT&T and AT&T Wireless Services entered into an employee benefits agreement. This agreement covered the treatment of AT&T common stock options and AT&T Wireless Group tracking stock options held by both AT&T and AT&T Wireless Services employees. According to the agreement, each AT&T option granted to AT&T and AT&T Wireless Group employees prior to January 1, 2001, that was outstanding under the AT&T Long Term Incentive Plan as of the split-off date, was adjusted. This adjustment resulted in each individual who was a holder of an AT&T option receiving, immediately after the split-off date, an adjusted AT&T option and an AT&T Wireless Services option. The combined intrinsic value of the adjusted AT&T option and the AT&T Wireless Services option immediately after the split-off was equal to the intrinsic value of the AT&T option immediately before the split-off. Each AT&T Wireless Group tracking stock option held by an AT&T or AT&T Wireless Group employee outstanding under the AT&T Long Term Incentive Plan as of the split-off date was converted as of the split-off date into an AT&T Wireless Services option. The number of options and the exercise price per share of each AT&T Wireless Services option was adjusted to maintain the intrinsic value of the AT&T Wireless Group option immediately before the split-off.

Each AT&T option held by an AT&T Wireless Services employee subsequent to the split-off became fully vested and continues to be exercisable for the remaining scheduled term of such AT&T option. Each AT&T Wireless Services option held by an AT&T employee subsequent to the split-off became fully vested and continues to be exercisable for the remaining scheduled term of the original AT&T or AT&T Wireless Group tracking stock option. Each AT&T Wireless Services option converted from an AT&T Wireless Group tracking stock option or created from an AT&T option held by an AT&T Wireless Services employee is subject to the same terms and conditions regarding term, vesting, and other provisions regarding exercise as set forth in the original AT&T or AT&T Wireless Group tracking stock option from which the option was created or converted.

Summary of AT&T Wireless Group and AT&T Wireless Services Common Stock Options

The following table is a summary of AT&T Wireless Group stock option transactions prior to the split-off and AT&T Wireless Services stock option transactions subsequent to the split-off:

	2002	Weighted-Average Exercise Price	2001	Weighted-Average Exercise Price	2000	Weighted-Average Exercise Price
Outstanding at January 1	**176,237**	**$ 26.14**	73,626	$ 29.29	–	$ –
Options						
Granted	**39,767**	**8.70**	34,946	16.97	76,983	29.29
Issued with TeleCorp acquisition	**10,893**	**23.62**	–	–	–	–
Exercised	**(357)**	**9.17**	(970)	11.61	–	–
Canceled or forfeited	**(11,292)**	**20.89**	(6,695)	25.61	(3,357)	29.43
Options created as a result of split-off	**–**	**–**	75,330	27.08	–	–
Outstanding at December 31	**215,248**	**$ 23.09**	176,237	$ 26.14	73,626	$ 29.29
Options exercisable	**157,474**	**$ 25.74**	118,084	$ 27.91	12,391	$ 29.48
Shares available for grant	**84,795**		65,797		41,874	

The following table summarizes information about the AT&T Wireless Services stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Dec. 31, 2002 (In thousands)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at Dec. 31, 2002 (In thousands)	Weighted-Average Exercise Price
$0.01 – $8.85	**40,093**	**8.8**	**$ 8.44**	**13,882**	**$ 8.12**
$8.86 – $16.42	**10,117**	**7.5**	**12.86**	**5,777**	**12.60**
$16.43	**22,511**	**8.5**	**16.43**	**10,044**	**16.43**
$16.44 – $19.97	**13,128**	**4.8**	**18.42**	**12,270**	**18.44**
$19.98 – $29.00	**30,855**	**6.3**	**23.89**	**28,340**	**23.83**
$29.01 – $29.15	**65,501**	**7.3**	**29.15**	**55,479**	**29.15**
$29.16 – $57.50	**33,043**	**6.0**	**37.65**	**31,682**	**37.37**
Total	**215,248**	**7.2**	**$ 23.09**	**157,474**	**$ 25.74**

Of the 215.2 million options outstanding at December 31, 2002, non-employees held 86.6 million.

AT&T Wireless Services applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized other than for restricted stock units. Compensation costs charged against AT&T Wireless Services' results of operations were not material in 2002, 2001, and 2000.

Fair Value Assumptions

AT&T Wireless Services has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." See Note 2 for the related pro forma disclosures, in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (see Note 23). The following assumptions were applied for the SFAS No. 123 disclosure-only provision information included in Note 2.

The weighted-average fair value at date of grant was $5.57 for all AT&T Wireless Services stock options granted during 2002 and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 65 percent, (iii) expected life of six years, and (iv) risk-free interest rate of 5.2 percent.

The weighted-average fair value at date of grant was $1.28 for all shares of AT&T Wireless Services common stock issued during 2002 under the ESPP, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 80 percent, (iii) expected life of three months, and (iv) risk-free three-month interest rate of 1.5 percent.

The weighted-average fair value at date of grant was $7.56 for all AT&T Wireless Services stock options granted during 2001, as well as AT&T Wireless Group tracking stock options granted to AT&T Wireless Services employees prior to the split-off, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 50 percent, (iii) expected life of five years, and (iv) risk-free interest rate of 4.2 percent.

The weighted-average fair value at date of grant was $2.44 for all shares of AT&T Wireless Services common stock issued during 2001 under the ESPP, and was estimated using the Black-Scholes option-pricing model. The following weighted average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 50 percent, (iii) expected life of three months, and (iv) risk-free three-month interest rate of 1.7 percent.

The weighted-average fair value at date of grant was $14.43 for AT&T Wireless Group tracking stock options granted to AT&T Wireless Services employees during 2000 and was estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were applied: (i) expected dividend yield of 0 percent, (ii) expected volatility rate of 55 percent, (iii) expected life of four years, and (iv) risk-free interest rate of 6.5 percent.

The weighted-average fair value at date of grant for AT&T options granted to AT&T Wireless Services employees during 2000 was $14.26 and was estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were applied: (i) expected dividend yield of 2 percent, (ii) expected volatility rate of 31 percent, (iii) expected life of four years, and (iv) risk-free interest rate of 6.7 percent.

... with AT&T

Prior to the July 9, 2001, split-off from AT&T, the financial statements of AT&T Wireless Services reflect an assumed capital structure allocated from AT&T, as well as allocated costs associated with AT&T's common support divisions as discussed in Note 1. Additionally, AT&T Wireless Services, including its discontinued fixed wireless business, purchased various network and selling, general, and administrative services from AT&T, primarily at market-based prices. The following table summarizes the amounts included in the statements of operations for activity with AT&T, prior to the split-off from AT&T.

For the Years Ended December 31,	2001[1]	2000
Costs of Services:		
Long-distance and other network-related services	$ 140	$ 241
Provision for uncollectible receivables related to bundled customers	18	38
Total costs of services	$ 158	$ 279
Selling, General, and Administrative:		
General corporate overhead allocations	$ 29	$ 56
Sales employee, commissions, and marketing-support-related costs[2]	–	67
Administrative telephone services	76	104
Remittance processing services	16	23
Billing and collection services related to bundled customers	12	38
Total selling, general, and administrative	$ 133	$ 288
Interest Income on Note Receivable from AT&T[3]	$ 202	$ 143
Interest Expense	$ 70	$ 196
Preferred Stock Dividends[4]	$ 76	$ 130
Capitalized Interest Deducted from Interest Expense	$ 41	$ 123

AT&T Wireless Services had income tax receivables totaling $210 at December 31, 2001, which represented payments to be received from AT&T in accordance with the tax-sharing agreement. See Note 11 for a discussion of the $461 receivable from AT&T, recorded as of December 31, 2002, associated with a federal tax refund claim filed associated with AT&T Wireless Services' 2001 tax net operating loss.

1 For the 2001 period prior to July 9, 2001.

2 Effective April 1, 2000, the direct sales employees previously employed by AT&T became employees of AT&T Wireless Services.

3 Included in Other (expense) income. For the 2001 period prior to the repayment of the note receivable from AT&T, intercompany interest income was determined based upon the average daily balance outstanding of the intercompany note receivable from AT&T, at a rate equal to AT&T's average 30-day commercial paper rate reset on the first day of each month, which was 4.2 percent at June 30, 2001. For the year ended December 31, 2000, intercompany interest income was determined based on the average daily balance outstanding of the intercompany note receivable from AT&T at a rate equal to the one-month LIBOR minus six basis points.

4 Recorded net of tax in accordance with the tax-sharing agreement discussed in Note 1.

... Debt

As of December 31,	2002	2001
Long-Term Debt:		
AT&T Wireless Services Senior Notes:		
8.13% average[1]	**$ 6,500**	$ 6,500
7.86% average[2]	**3,000**	–
TeleCorp Wireless, Inc. Senior Subordinated Notes:		
10 5/8%[3,7]	**292**	–
11 5/8%[4,7]	**374**	–
Tritel PCS, Inc. Senior Subordinated Notes:		
10 3/8%[5,7]	**292**	–
12 3/4%[6,7]	**242**	–
Other long-term debt	**136**	130
Less: Net unamortized discount	**(19)**	(13)
Add: SFAS No. 133 fair value adjustment[8]	**240**	–
Total long-term debt	**$ 11,057**	$ 6,617

1 On March 6, 2001, AT&T Wireless Services completed a private placement of $6.5 billion in unsecured and unsubordinated Senior Notes with $1.0 billion maturing on March 1, 2006; $3.0 billion maturing on March 1, 2011; and $2.5 billion maturing on March 1, 2031. The notes pay interest at fixed rates ranging from 7.35 percent to 8.75 percent per

annum, payable semiannually, and include customary covenants. Actual interest paid may have differed from the stated interest rates due to AT&T Wireless Services entering into interest rate swap agreements (see Note 17). In accordance with registration rights attached to the notes, on October 3, 2001, AT&T Wireless Services completed an exchange offer exchanging, at the election of the note holder, nearly 100 percent of private placement Senior Notes for new Senior Notes pursuant to a registration statement filed under the Securities Act of 1933.

2 On April 16, 2002, AT&T Wireless Services completed a registered public offering of $3.0 billion in unsecured and unsubordinated Senior Notes with $250 maturing on April 18, 2005; $750 maturing on May 1, 2007; and $2.0 billion maturing on May 1, 2012. The notes pay interest at fixed rates ranging from 6.875 percent to 8.125 percent per annum, payable semiannually, and include customary covenants. Actual interest paid may have differed from the stated interest rates due to AT&T Wireless Services entering into interest rate swap agreements (see Note 17).

In conjunction with the acquisition of TeleCorp, AT&T Wireless Services assumed the debt of TeleCorp's subsidiaries, TeleCorp Wireless, Inc. and Tritel PCS, Inc., and recorded this debt at its fair value as of the date of the TeleCorp acquisition. The TeleCorp Wireless, Inc. notes include customary covenants and are guaranteed by AT&T Wireless Services and TeleCorp Wireless, Inc.'s wholly owned subsidiary, TeleCorp Communications, Inc. The Tritel PCS, Inc. notes include customary covenants and are guaranteed by AT&T Wireless Services, Tritel, Inc. (Tritel PCS, Inc.'s parent company), and by Tritel PCS, Inc.'s wholly owned subsidiary, Tritel Communications, Inc. See notes (3)-(7) below for further discussion of this debt. Except as set forth in notes (4) and (6) below, the notes pay interest semiannually and include customary covenants.

3 These notes mature on July 15, 2010, unless previously redeemed by TeleCorp Wireless, Inc. The notes are subject to optional redemption on or after July 15, 2005. In April 2002, TeleCorp Wireless, Inc. exercised its option to redeem 35 percent, or $158 in aggregate principal amount at maturity, of the TeleCorp Wireless, Inc. 10 5/8 percent Senior Subordinated Notes for $174, in accordance with the early redemption provisions of the indenture. This redemption occurred in May 2002 with cash balances of TeleCorp Wireless, Inc., which were received from AT&T Wireless Services' purchase of additional equity in TeleCorp Wireless, Inc.

4 These notes mature on April 15, 2009, unless previously redeemed by TeleCorp Wireless, Inc. As interest accrues, it is added to the principal as an increase to interest expense and the carrying value of the notes until April 15, 2004. TeleCorp Wireless, Inc. will begin paying interest semiannually on October 15, 2004. The notes are subject to optional redemption on or after April 15, 2004. In March 2002, TeleCorp Wireless, Inc. exercised its option to redeem 35 percent, or $201 in aggregate principal amount at maturity, of the TeleCorp Wireless, Inc. 11 5/8 percent Senior Subordinated Discount Notes for $179, in accordance with the early redemption provisions of the indenture. This redemption occurred in April 2002 with cash balances of TeleCorp Wireless, Inc., which were received from AT&T Wireless Services' purchase of additional equity in TeleCorp Wireless, Inc.

5 These notes mature on January 15, 2011, unless previously redeemed by Tritel PCS, Inc. The notes are subject to optional redemption on or after January 15, 2006. In April 2002, Tritel PCS, Inc. exercised its option to redeem 35 percent, or $158 in aggregate principal amount at maturity, of the Tritel PCS, Inc. 10 3/8 percent Senior Subordinated Notes for $174, in accordance with the early redemption provisions of the indenture. This redemption occurred in May 2002 with cash balances of Tritel PCS, Inc., which were received from AT&T Wireless Services' purchase of additional equity in Tritel PCS, Inc.

6 These notes mature on May 15, 2009, unless previously redeemed by Tritel PCS, Inc. As interest accrues, it is added to the principal as an increase to interest expense and the carrying value of the notes until May 15, 2004. Tritel PCS, Inc. will begin paying interest semiannually on November 15, 2004. The notes are subject to optional redemption on or after May 15, 2004. In April 2002, Tritel PCS, Inc. exercised its option to redeem 35 percent, or $130 in aggregate principal amount at maturity, of the Tritel PCS, Inc. 12 3/4 percent Senior Subordinated Discount Notes for $115, in accordance with the early redemption provisions of the indenture. This redemption occurred in May 2002 with cash balances of Tritel PCS, Inc., which were received from AT&T Wireless Services' purchase of additional equity in Tritel PCS, Inc.

7 On May 10, 2002, AT&T Wireless Services guaranteed in the event of default, the repayment of the interest and principal of the TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes. This guarantee ranks pari passu with the senior unsecured obligations of AT&T Wireless Services. TeleCorp Wireless, Inc. and Tritel PCS, Inc. are both wholly owned consolidated operating subsidiaries of AT&T Wireless Services. Provisions of the notes, described above, limit the use of cash and cash equivalents of each subsidiary to the operations of the subsidiary. At December 31, 2002, Cash and cash equivalents included a combined $89 of cash and cash equivalents that were held by TeleCorp Wireless, Inc. and Tritel PCS, Inc.

8 In accordance with the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," AT&T Wireless Services recorded a fair value adjustment to the portion of its fixed rate long-term debt that is hedged. The adjustment represents the changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates. This fair value adjustment was recorded as an increase to Long-term debt, with the related value for the interest rate swaps' non-current portion recorded in Other assets. During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash of which $245 represented the fair value as of the termination dates of the portion of its long-term debt that was hedged. In accordance with SFAS No. 133, the associated hedged portion of Long-term debt will no longer be adjusted for changes in fair value. The existing fair value adjustment recorded in Long-term debt related to the terminated interest rate swaps will continue to be amortized against interest expense over the remaining life of the previously hedged debt.

Maturities of Long-Term Debt

Annual maturities on AT&T Wireless Services' long-term debt outstanding for the years ending December 31, 2003 through 2007, and in later years, are as follows:

2003	$ –
2004	–
2005	250
2006	1,000
2007	886
Later Years	8,700

Repayments of Long-Term Debt

In addition to the TeleCorp Wireless, Inc. and Tritel PCS, Inc. Senior Subordinated Notes, AT&T Wireless Services assumed debt of TeleCorp Wireless, Inc. and Tritel PCS, Inc. related to their senior credit facilities, vendor financings, and FCC debt. In February 2002, subsequent to the acquisition of TeleCorp, AT&T Wireless Services purchased additional equity in TeleCorp. TeleCorp contributed $955 in total to TeleCorp Wireless, Inc. and Tritel PCS, Inc. The contributions were subsequently utilized by TeleCorp Wireless, Inc. and Tritel PCS, Inc. to repay all amounts outstanding, including principal, interest, and related fees, under their Senior Credit Facilities and FCC debt. TeleCorp Wireless, Inc. and Tritel PCS, Inc. repaid $20 associated with the cancellation of interest rate swap agreements. In addition, AT&T Wireless Services repaid $53 of outstanding principal and interest of vendor financings owed by TeleCorp Wireless, Inc.

Accounts Receivable Securitization Program

In March 2003, AT&T Wireless Services renewed its accounts receivable securitization program and increased the size of the program from $1.2 billion to $1.6 billion. The program allows AT&T Wireless Services to obtain financing collateralized by subscriber trade accounts receivable. Under the program, AT&T Wireless Services can assign subscriber trade accounts receivable on a revolving basis to a special-purpose, wholly owned subsidiary of AT&T Wireless Services. The wholly owned subsidiary of AT&T Wireless Services would then sell an undivided interest in such receivables to an unrelated third-party financing entity upon drawing on the facility. The financing is subject to fees including a program fee range of 15 to 25 basis points and a liquidity fee range of 22.5 to 50 basis points. Both fee ranges are based on AT&T Wireless Services' Senior Notes rating. This financing arrangement is to be used for general corporate purposes, is subject to customary securitization covenants, and will be recorded as an on-balance sheet transaction. Included in the covenants are provisions for the termination of the program in the event AT&T Wireless Services' long-term unsecured Senior Notes rating is less than BB+ by Standard & Poor's or Ba1 by Moody's. As of December 31, 2002, AT&T Wireless Services had no amounts outstanding under the accounts receivable securitization program and was in compliance with its covenants.

Renewal of Credit Facilities

In March 2001, AT&T Wireless Services entered into Competitive Advance and Revolving Credit Facilities (the Facilities) in the aggregate amount of $2.5 billion consisting of a $1.25 billion 364-day Competitive Advance and Revolving Credit Facility and a $1.25 billion Five-Year Competitive Advance and Revolving Credit Facility. On March 18, 2003, AT&T Wireless Services renewed the 364-day Facility. The Facilities are subject to a facility fee range of 10 to 25 basis points, which is based on AT&T Wireless Services' Senior Notes rating, and is payable quarterly on the total commitment. The Facilities are also subject to a utilization fee of 25 basis points if borrowings exceed certain levels as defined in the agreement. The Facilities bear interest at variable rates based upon, in various cases, (i) LIBOR plus 65 to 200 basis points depending on AT&T Wireless Services' Senior Notes rating, or (ii) the greater of the prime rate or the federal funds effective rate plus 50 basis points. The Facilities are to be used for general corporate purposes and are subject to customary covenants, representations, warranties, and events of default. The Facilities contain financial covenants requiring AT&T Wireless Services to maintain certain financial ratios. In addition, the existence of an obligation by AT&T Wireless Services to repurchase equity interests from DoCoMo may, under certain circumstances, constitute an event of default. As of December 31, 2002 and 2001, AT&T Wireless Services had no amounts outstanding under the facilities, and was in compliance with its covenants.

Commercial Paper Program

During June 2001, AT&T Wireless Services finalized agreements to issue up to $2.5 billion of private placement commercial paper notes. The notes will be unsecured, ranking pari passu with AT&T Wireless Services' other unsubordinated and unsecured indebtedness. Maturity of the notes will be up to 365 days from date of issue. AT&T Wireless Services' commercial paper notes are rated A2 by Standard & Poor's and P2 by Moody's. Upon issuance of the commercial paper notes, the rates would be reflective of these commercial paper market rates at the time of issuance. The commercial paper program is subject to customary commercial paper program covenants. As of December 31, 2002 and 2001, AT&T Wireless Services had no notes outstanding under this program.

[illegible] Redeemable Preferred Stock

In conjunction with the acquisition of TeleCorp in February 2002, AT&T Wireless Services issued 233,000 shares of AT&T Wireless Services Series C and E mandatorily redeemable preferred stock. The fair value of the preferred shares totaled $133 and represented a discount to its accreted value as of the acquisition date of $127.

In conjunction with the terms of the preferred stock, AT&T Wireless Services is accreting the carrying value of the preferred stock to its liquidation value over the period ending December 13, 2020. This accretion includes an amortization of the discount/premium as well as an accretion of a 6 percent dividend, which is compounded quarterly in accordance with the terms of the preferred stock. As of December 31, 2002, accrued but unpaid dividends were $65, including dividends, which were accrued prior to AT&T Wireless Services' acquisition of TeleCorp. Holders of the preferred stock are entitled to a dividend if and when declared by AT&T Wireless Services' board of directors. The preferred stock ranks senior to AT&T Wireless Services' common stock and any series or class of AT&T Wireless Services' common or preferred stock, now or hereafter authorized, with respect to payment of dividends and the distribution of assets on liquidation. The Series E preferred stock ranks junior to the Series C preferred stock with respect to payment of dividends and the distribution of assets on liquidation. The holders of the Series C and E preferred stock are entitled to votes in the aggregate of 1,929,069 and 251,189 votes (voting as a class with the common stock), respectively. AT&T Wireless Services has the right to redeem the preferred stock in whole or in part, at any time at a redemption price per share equal to their liquidation value as of the redemption date. The preferred stock had a liquidation value of $273 as of December 31, 2002. Holders of the preferred stock have no redemption rights until December 13, 2020, at which time they may redeem the shares at their liquidation preference of $857.

14. Derivative Instruments

AT&T Wireless Services' derivative instruments as of and for the year ended December 31, 2002 and 2001, primarily included interest rate swaps and interest rate locks. AT&T Wireless Services enters into these agreements to manage its exposure to changes in interest rates, to lower its overall costs of financing, and to manage the mix of floating- and fixed-rate debt in its portfolio.

As of December 31, 2002 and 2001, AT&T Wireless Services had entered into interest rate swap agreements with total notional values of $2.8 billion and $700, respectively. On a semiannual basis, AT&T Wireless Services pays a floating rate of interest equal to the six-month LIBOR plus a fixed spread and receives a fixed rate in return ranging from 6.875 percent to 8.125 percent. The swaps were entered into as hedges of the fair value of portions of the 6.875 percent Senior Notes due April 2005, the 7.35 percent Senior Notes due March 2006, the 7.5 percent Senior Notes due May 2007, and the 8.125 percent Senior Notes due May 2012, and expire on the notes' respective maturity dates.

The interest rate swap agreements are designated as fair value hedges and effectively convert AT&T Wireless Services' fixed-rate debt to a floating rate by receiving fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The terms of the swap agreements and hedged items are such that effectiveness can be measured using the short-cut method defined in SFAS No. 133. Hedge ineffectiveness, as determined in accordance with SFAS No. 133, had no impact on AT&T Wireless Services' results of operations for the years ended December 31, 2002 and 2001. No fair value hedges were derecognized or discontinued during the years ended December 31, 2002 and 2001.

In accordance with the requirements of SFAS No. 133, AT&T Wireless Services recorded a fair value adjustment to the portion of its fixed rate long-term debt that is hedged. The adjustment represents the changes recorded in the fair value of the hedged debt obligations attributable to movements in market interest rates. At December 31, 2002, the SFAS No. 133 fair value adjustment included in AT&T Wireless Services' Long-term debt was $240 (see Note 15). This fair value adjustment was recorded as an increase to Long-term debt, with the related value for the interest rate swaps' non-current portion recorded in Other assets. Interest rate differentials associated with these interest rate swaps, which are used to hedge AT&T Wireless Services' debt obligations, are recorded as an adjustment to a current asset or liability, with the offset to Interest expense over the life of the swaps.

During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash of which $245 represented the fair value as of the termination dates of the portion of its long-term debt that was hedged. In accordance with SFAS No. 133, the associated hedged portion of Long-term debt will no longer be adjusted for changes in fair value. The existing fair value adjustment recorded in Long-term debt related to the terminated interest rate swaps will continue to be amortized against interest expense over the remaining life of the previously hedged debt.

During the years ended December 31, 2002 and 2001, AT&T Wireless Services had entered into interest rate lock agreements with total notional values of $1.1 billion and $6.5 billion, respectively, which were designated as cash flow hedges of the future interest payments on the forecasted issuance of debt. These interest rate locks were terminated in conjunction with the issuance of debt. As of December 31, 2002 and 2001, Other comprehensive (loss) income included pretax deferred net unrealized losses of $95 and $91, respectively, relating to these derivatives designated as cash flow hedges. These losses will be reclassified into Interest expense in the same period in which AT&T Wireless Services' hedged debt affects Interest expense. During the years ended December 31, 2002 and 2001, pretax derivative losses of $11 and $8 were reclassified into Interest expense, respectively. AT&T Wireless Services estimates that $11 of pretax derivative losses included in Other comprehensive (loss) income will be reclassified into Interest expense in 2003. A $14 pretax gain was reclassified into Other (expense) income during the year ended December 31, 2002, as a result of the discontinuance of interest rate locks for which the original forecasted issuance of debt did not occur within the timeframe permitted by SFAS No. 133. No cash flow hedges were derecognized or discontinued during the year ended December 31, 2001.

Additionally, prior to December 2001, DoCoMo (see Note 6) held common stock warrants in AT&T Wireless Services that could be settled in cash at DoCoMo's option. The fair value of the warrants at the split-off date was recorded in Other long-term liabilities. For the year ended December 31, 2001, Other (expense) income included $73 of income related to the fair value adjustments of these warrants. As discussed in Note 6, the terms of the warrants were amended in December 2001, which eliminated future fair value adjustments.

[illegible] of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, due on demand notes payable, and other current liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments.

AT&T Wireless Services estimates the fair values of its long-term debt using quoted market prices when available, or AT&T Wireless Services' incremental borrowing rate, as of the end of the year. The following table shows the fair values and carrying values of AT&T Wireless Services' long-term debt as of December 31:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
[illegible]				
AT&T Wireless Services Senior Notes:				
8.13% average	$ 6,554	$ 6,455	$ 6,487	$ 7,046
7.86% average	3,164	3,009	–	–
TeleCorp Wireless, Inc. Senior Subordinated Notes:				
10 5/8%	317	307	–	–
11 5/8%	344	347	–	–
Tritel PCS, Inc. Senior Subordinated Notes:				
10 3/8%	318	310	–	–
12 3/4%	224	225	–	–
Other long term debt	136	135	130	130
	$ 11,057	$ 10,788	$ 6,617	$ 7,176

As of December 31, 2002 and 2001, AT&T Wireless Services had entered into interest rate swaps with total notional values of $2.8 billion and $700, respectively. On a semiannual basis, AT&T Wireless Services pays a floating rate of interest plus a fixed spread, which averaged 3.94 percent and 4.50 percent during 2002 and 2001, respectively, for the period which the interest rate swaps were outstanding, and in return receives a fixed rate, which averaged 7.53 percent and 7.35 percent during 2002 and 2001, respectively. AT&T Wireless Services determines the fair value of its interest rate swaps based on market quotes obtained from swap dealers. The fair value of these interest rate swaps represented a long-term asset of $240 as of December 31, 2002, and a liability of $10 as of December 31, 2001. During the first quarter of 2003, AT&T Wireless Services terminated all of its interest rate swaps. AT&T Wireless Services received cash of which $245 represented the fair value as of the termination dates of the portion of its long-term debt that was hedged.

[illegible]ations

AT&T Wireless Services purchases a substantial portion of its wireless infrastructure equipment and multi-network handsets from only a few major suppliers. Further, AT&T Wireless Services relies on one key vendor in each of the following areas: billing services, payables and payroll processing, network build-out, and information services. Loss of any of these suppliers could adversely affect operations temporarily until a comparable substitute could be found.

Local and long-distance telephone and other companies provide certain communication services to AT&T Wireless Services. Disruption of these services could adversely affect operations in the short term until an alternative telecommunication provider was found.

AT&T Wireless Services does not have a concentration of available sources of labor or services, nor does AT&T Wireless Services have any significant concentration of business transacted with a particular customer, that could, if suddenly eliminated, severely affect operations.

Financial instruments that could potentially subject AT&T Wireless Services to credit risk consist principally of interest rate swap agreements and trade accounts receivable. The counterparties to AT&T Wireless Services' interest rate swap agreements are financial institutions, which have all been accorded high ratings by primary rating agencies. The amounts subject to credit risk related to AT&T Wireless Services' interest rate swap agreements are limited to the amount, if any, by which a counterparty's obligations exceed the obligations of AT&T Wireless Services with that counterparty under the terms of the applicable agreement. AT&T Wireless Services believes that the risk of exposure to credit losses due to the nonperformance of these counterparties is remote. Concentrations of credit risk with respect to trade accounts receivables are limited due to the diversity of AT&T Wireless Services' customer base.

20. Commitments and Guarantees

During the first quarter of 2002, AT&T Wireless Services funded $251 to Cascade for spectrum acquisitions and operational funding requirements, fully satisfying its commitment.

AT&T Wireless Services has various purchase commitments for network equipment, as well as handsets related to the development of its next-generation strategy. Those commitments totaled $936 as of December 31, 2002, with remaining payments to be made in 2003 and 2004.

Pursuant to the Investor Agreement, as amended in December 2002, between AT&T Wireless Services, AT&T, and DoCoMo, DoCoMo may require AT&T Wireless Services to repurchase its investment at DoCoMo's original purchase price, plus interest, if under certain circumstances, and subject to the exceptions identified in the Investor Agreement:

- AT&T Wireless Services fails to launch service based on W-CDMA technology in certain areas of Dallas, San Diego, San Francisco, and Seattle, or agreed-upon alternate cities prior to December 31, 2004; or
- AT&T Wireless Services' board of directors approves changes prior to December 31, 2004 in its use of W-CDMA technology as its primary standard for delivery of service based on third-generation technology.

AT&T Wireless Services believes that the likelihood of its requirement to repurchase DoCoMo's original investment plus interest is remote.

During November 2000, AT&T Wireless Services joined with others in the formation of a venture, ANW, which participated in the FCC's Auction 35 of licensed spectrum in the 1900-megahertz band. In early 2001, the auction was completed, and ANW was the high bidder on approximately $2.9 billion in licenses. Pursuant to the original terms of the venture, AT&T Wireless Services had committed to fund $2.6 billion to ANW to fund ANW's purchase of the licenses. In June 2001, the federal appeals court for the D.C. Circuit ruled that the FCC had acted improperly in rescinding the licenses held by NextWave Telecom, Inc. and its affiliates (NextWave), which constituted most of the spectrum licenses offered in Auction 35. In August 2001, the FCC returned the licenses to NextWave, and on April 29, 2002, the FCC refunded $473 to ANW, which was a portion of the down payment previously submitted for licenses on which ANW was the high bidder. On March 4, 2002, the FCC granted to ANW the non-NextWave licenses on which it was the high bidder, which required the payment of $90 by ANW, which was funded by AT&T Wireless Services during the first quarter of 2002.

On November 14, 2002, the FCC announced it would allow bidders to withdraw from Auction 35 without penalty. On December 4, 2002, ANW applied to the FCC to withdraw its bids from Auction 35. As a result, AT&T Wireless Services has been relieved of its commitment to fund ANW's purchase of the remaining Auction 35 licenses. ANW was refunded $83, which was the remaining balance ANW had on deposit with the FCC as a down payment for the remaining licenses.

On November 11, 2002, AT&T Wireless Services and the other owners of ANW amended the terms of the venture. Pursuant to the revised agreements:

- In December 2002, ANW made a prepayment of indebtedness to AT&T Wireless Services of $181;
- In December 2002, AT&T Wireless Services paid $229 to the other owners of ANW and ANW distributed certain amounts previously invested in ANW, resulting in distributions of $144 to AT&T Wireless Services and $233 to the other owners of ANW; and
- In March 2007, the other owners of ANW may elect to require AT&T Wireless Services to purchase their interests in ANW for $145. Under certain circumstances, this right may be exercised earlier, in which case the amount payable would be reduced by 5 percent per annum.

AT&T Wireless Services recorded a charge of $108 during the fourth quarter of 2002 in Net equity (losses) earnings from investments in unconsolidated subsidiaries to reflect the difference between amounts previously accrued on its potential obligation to acquire the other owners' interest under the original terms of the venture and the $229 payment made in December 2002.

In conjunction with the split-off from AT&T, AT&T Wireless Services entered into a Master Carrier Agreement with AT&T to purchase certain voice and data telecommunications services. Under the Master Carrier Agreement, as amended in December 2002, AT&T Wireless Services is required to purchase wholesale long-distance services it provides to its customers for set minutes of use over certain periods, beginning with the date of the split-off. For any shortfall in cumulative usage, AT&T Wireless Services is required to pay AT&T at the rate of $0.01 per minute at the end of the 66-month period. AT&T Wireless Services' maximum remaining commitment as of December 31, 2002, was approximately $574. AT&T Wireless Services is also required to purchase long-distance services associated with its administrative phone usage equal to $70 for each of three years following the split-off. As of December 31, 2002, AT&T Wireless Services had fulfilled all of the first year's commitment and approximately $48 of the second year's commitment under the agreement. In addition, AT&T Wireless Services is required to purchase certain network data services from AT&T in an amount equal to $41 for each of the three years following the split-off. AT&T Wireless Services had fulfilled all of the first and second year's data commitment under the agreement as of December 31, 2002. In October 2002, AT&T Wireless Services committed to purchase international long-distance services over a two-year period beginning November 1, 2002, and is required to pay AT&T any shortfall in cumulative usage based on the period's average rate. Based on the average rate for the two months ended December 31, 2002, AT&T Wireless Services' maximum remaining commitment as of December 31, 2002, was approximately $46.

AT&T Wireless Services has commitments with local exchange carriers for dedicated leased lines. The original terms of these commitments vary from month-to-month up to five years. AT&T Wireless Services' related commitment to its primary carriers as of December 31, 2002, was approximately $617, with payments due in each of the five succeeding fiscal years as follows: $198 in 2003, $179 in 2004, $138 in 2005, $83 in 2006, and $19 in 2007.

AT&T Wireless Services has agreements with other wireless carriers regarding subscriber activity on other carriers' wireless systems. These agreements establish general terms and charges for system usage, and in some cases also establish minimum usage requirements.

AT&T Wireless Services also has various other purchase commitments for materials, supplies, and other items incidental to the ordinary course of business, which are not material individually, or in the aggregate.

AT&T Wireless Services leases land, buildings, and equipment through contracts that expire in various years through 2035. Certain of AT&T Wireless Services' lease contracts include options to renew the leases for an additional five to 25 years. Certain of these leases also contain early termination clauses that give AT&T Wireless Services the right to terminate the lease by paying a penalty of typically three to six months' worth of rent. Rental expense under operating leases was $659, $446, and $263 for the years ended December 31, 2002, 2001, and 2000, respectively. Future minimum rental payments due under non-cancelable operating leases at December 31 in each of the five succeeding fiscal years and thereafter are as follows: $611 in 2003, $565 in 2004, $475 in 2005, $346 in 2006, $211 in 2007, and $546 thereafter.

AT&T Wireless Services has contracts that require it to indemnify the other party against certain types of claims relating to the underlying transaction or changes in law. These include the split-off, tax sharing, and tax refund agreements with AT&T, as well as certain asset sales, outsourcing arrangements, and financing and intellectual property agreements. The potential liability related to these indemnities depends on future events and cannot be determined at this time. Historically AT&T Wireless Services has not made any significant indemnity payments and no amounts have been accrued in the consolidated financial statements with respect to these indemnities.

Contingencies

Several class-action lawsuits have been filed in which claims have been asserted that challenge the quality of wireless service provided by AT&T Wireless Services, including claims for breach of contract, breach of warranty, misrepresentation, fraud, false advertising, and statutory consumer fraud. The plaintiffs in these cases have not asserted specific claims for damages, with the exception of one case filed in Texas in which the named plaintiffs have asserted claims for compensatory and punitive damages totaling $100. That case was dismissed, and then reversed by the court of appeals; AT&T Wireless Services is seeking review of that decision before the Texas Supreme Court. An agreement to settle certain of these cases was approved by the court; several objectors have filed appeals.

Several class-action lawsuits have been filed asserting claims that AT&T Wireless Services, together with its competitors, have violated federal antitrust laws by allegedly restricting the portability of wireless handsets between carriers. These cases include tying and monopolization claims. The plaintiffs in these cases have not asserted specific claims for damages.

Several other class-action or representative lawsuits have been filed against AT&T Wireless Services that allege, depending on the case, breach of contract, misrepresentation or unfair practice claims relating to AT&T Wireless Services' billing practices (including rounding up of partial minutes of use to full-minute increments and billing send to end), dropped calls, and/or mistaken bills. Although the plaintiffs in these cases have not specified alleged damages, the damages in two of the cases are alleged to exceed $100. One of these two cases has alleged that, collectively, the major wireless carriers in California are responsible for damages in excess of $1.2 billion. Settlement negotiations are ongoing in both cases.

Several class-action lawsuits have been filed against AT&T and several wireless phone manufacturers and carriers asserting products liability, breach of warranty, and other claims relating to radio-frequency transmissions to and from wireless phones. The complaints seek damages for the costs of headsets for wireless phone users as well as injunctive relief. The court dismissed all but one of these cases, ruling that the plaintiffs' claims were preempted by federal law. Plaintiffs are expected to appeal. In connection with the split-off, AT&T Wireless Services was allocated all of the liability, if any, arising from these lawsuits.

Shareholders of a former competitor of AT&T Wireless Services' air-to-ground business are plaintiffs in a lawsuit filed in 1993, alleging that AT&T Wireless Services breached a confidentiality agreement, used trade secrets to unfairly compete, and tortiously interfered with the business and potential business of the competitor. Plaintiffs have asserted claims for damages totaling $8.2 billion. AT&T Wireless Services obtained partial summary judgment and then prevailed on the remainder of the claims at a trial on the validity of a release of plaintiffs' claims. Final judgment was entered against plaintiffs on their claims, and plaintiffs appealed. On appeal, the Appellate Court of Illinois, Second District, reversed and remanded the case for trial indicating that certain issues decided by the judge needed to be resolved by a jury.

Several lawsuits have been filed against AT&T, certain executives of AT&T and AT&T Wireless Services, and a group of investment banking firms seeking class certification and asserting claims under federal securities laws. The complaints assert claims that AT&T made material misstatements concerning earnings and financial condition, while omitting other material information, allegedly to maximize proceeds from the offering of AT&T Wireless Group tracking stock in April 2000 and/or to avoid paying a cash guarantee in connection with the MediaOne acquisition. The complaints do not specify amounts of damages claimed, although the plaintiffs are seeking to recover for declines in stock prices of AT&T securities, including the AT&T Wireless Group tracking stock. In connection with the split-off, certain provisions of the Separation Agreement between AT&T Wireless Services and AT&T may result in AT&T Wireless Services being allocated a portion of the liabilities, if any, arising out of these actions to the extent relating to AT&T Wireless Group tracking stock.

Several class-action lawsuits have been filed by shareholders of TeleCorp challenging AT&T Wireless Services' acquisition of TeleCorp (see Note 9). The lawsuits allege that the consideration paid to TeleCorp shareholders was inadequate and allege conflicts of interest and breach of fiduciary duties by the directors of TeleCorp. Damages have not been specified, although the complaints seek injunctive relief to rescind the transaction.

A former employee and shareholder of Tritel, Inc., which, as a subsidiary of TeleCorp, was acquired by AT&T Wireless Services as part of its acquisition of TeleCorp, has filed a lawsuit against Tritel, Inc., Tritel Communications, Inc., and two board members seeking to rescind an earlier settlement agreement. The plaintiff alleges that the defendants withheld from him material information about an initial public offering that he claims was material to the settlement, and asserts claims for fraud, breach of fiduciary duty, and breach of the duty of good faith and fair dealing. The plaintiff is seeking $60 in damages and/or restitution, and $450 in punitive damages.

AT&T Wireless Services has been named as a defendant in three of eleven class-action lawsuits (other wireless telecommunications carriers and several phone manufacturers are also defendants) alleging that existing phone equipment does not meet FCC requirements for 911 emergency call processing. Damages have not been specified, although plaintiffs are seeking injunctive and equitable relief.

AT&T Wireless Services received a series of payments from MCI WorldCom Network Services, Inc., as part of a pre-existing reseller's contract and a letter agreement, within the 90 days preceding WorldCom's July 21, 2002, bankruptcy filing under Chapter 11 of the Bankruptcy Code. Neither WorldCom nor the Bankruptcy Court has asserted a preference liability claim to any of these payments.

The ultimate outcome of these claims and actions cannot be predicted with certainty, and accordingly, the aggregate ultimate liability of AT&T Wireless Services under these claims and actions was not determinable as of December 31, 2002. It is the opinion of AT&T Wireless Services' management that it is not probable that the resolution of such lawsuits will have a material adverse impact on AT&T Wireless Services' consolidated financial statements.

AT&T Wireless Services also is a defendant in other legal actions involving claims incidental to the normal conduct of the running of its business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Additionally, AT&T Wireless Services also makes routine filings with the FCC and state regulatory authorities, as well as federal, state, and local tax authorities. However, AT&T Wireless Services believes that the amounts that may be paid in these actions will not be material to its financial position, results of operations, or cash flows.

[illegible] Information (Unaudited)

2002	First	Second	Third[1]	Fourth
Revenue	**$ 3,611**	**$ 3,910**	**$ 4,063**	**$ 4,047**
Operating income (loss)	**$ 178**	**$ 335**	**$ (932)**	**$ 191**
(Loss) income from continuing operations	**$ (22)**	**$ (3)**	**$ (2,049)**	**$ (131)**
Income from discontinued operations	**$ 12**	**$ 27**	**$ 8**	**$ –**
(Loss) income before cumulative effect of change in accounting principle available to common shareholders	**$ (12)**	**$ 19**	**$ (2,047)**	**$ (136)**
Net (loss) income available to common shareholders	**$ (178)**	**$ 19**	**$ (2,047)**	**$ (136)**
(Loss) income before cumulative effect of change in accounting principle available to common shareholders per share – basic and diluted	**$ (0.01)**	**$ 0.01**	**$ (0.76)**	**$ (0.05)**
Net (loss) income available to common shareholders per share – basic and diluted	**$ (0.07)**	**$ 0.01**	**$ (0.76)**	**$ (0.05)**
Stock price[3]:				
AT&T Wireless Services common stock[4]				
High	**$ 14.46**	**$ 9.43**	**$ 6.20**	**$ 8.05**
Low	**$ 8.24**	**$ 5.35**	**$ 3.97**	**$ 3.25**
Quarter-end close	**$ 8.95**	**$ 5.85**	**$ 4.12**	**$ 5.65**

2001	First	Second	Third	Fourth[2]
Revenue	$ 3,210	$ 3,376	$ 3,496	$ 3,528
Operating income (loss)	$ 232	$ 260	$ 143	$ (37)
Income (loss) from continuing operations	$ 56	$ 343	$ 156	$ (355)
Loss from discontinued operations	$ (56)	$ (80)	$ (79)	$ (872)
Income (loss) before cumulative effect of change in accounting principle available to common shareholders	$ (42)	$ 229	$ 77	$ (1,227)
Net (loss) income available to common shareholders	$ (42)	$ 229	$ 77	$ (1,227)
Income (loss) before cumulative effect of change in accounting principle available to common shareholders per share – basic and diluted	$ (0.02)	$ 0.09	$ 0.03	$ (0.48)
Net (loss) income available to common shareholders per share – basic and diluted	$ (0.02)	$ 0.09	$ 0.03	$ (0.48)
Stock price[3]:				
AT&T Wireless Services common stock (effective July 9, 2001)[4]				
High	$ –	$ –	$ 19.92	$ 16.22
Low	$ –	$ –	$ 12.27	$ 12.51
Quarter-end close	$ –	$ –	$ 14.94	$ 14.37
AT&T Wireless Group tracking stock (through July 8, 2001)[4]				
High	$ 27.30	$ 21.10	$ 17.20	$ –
Low	$ 17.06	$ 15.29	$ 16.29	$ –
Quarter-end close	$ 19.18	$ 16.35	$ –	$ –

1 AT&T Wireless Services recorded an impairment of licensing costs, totaling $1,329 pretax, during the third quarter of 2002 resulting from an annual SFAS No. 142 assessment of U.S. licensing costs and goodwill, as well as an impairment of unconsolidated subsidiaries, totaling $1,000 pretax, resulting from an assessment of the recoverability of cost and equity method unconsolidated subsidiaries, in addition to AT&T Wireless Services' proportionate share of its equity method unconsolidated subsidiaries' SFAS No. 142 impairment charges (see Notes 3 and 4).

2 AT&T Wireless Services finalized plans to exit the fixed wireless business in the fourth quarter of 2001, resulting in a pretax charge of $1.3 billion, reflecting a write-down of the assets and the impact of phased exit charges (see Note 5).

3 Stock prices obtained from the New York Stock Exchange Composite Transaction Tape.

4 No dividends have been declared or paid on AT&T Wireless Group tracking stock or AT&T Wireless Services common stock.

23. Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

AT&T Wireless Services has leases related to cell and switch sites, retail, and administrative locations subject to the provisions of SFAS No. 143. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (Interpretation No. 45). This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. AT&T Wireless Services' initial adoption of this statement on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows. Guarantees issued or modified after January 1, 2003, will be recognized at their fair value in AT&T Wireless Services' financial statements.

In November 2002, the EITF reached consensus on EITF No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor." This consensus establishes that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's statement of operations. This presumption is overcome when the consideration is either a reimbursement of costs incurred by the customer to sell the vendor's products, in which case it should be characterized as a reduction of that cost, or a payment for assets or services delivered to the vendor, in which case it should be characterized as revenue. AT&T Wireless Services' adoption of this consensus on January 1, 2003, did not have a material impact on AT&T Wireless Services' results of operations, financial position, or cash flows.

In November 2002, the EITF reached consensus on EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables. AT&T Wireless Services will be required to adopt the provisions of this consensus for revenue arrangements entered into after June 30, 2003. AT&T Wireless Services is currently evaluating whether it will elect to report the change in accounting as a cumulative-effect adjustment, or to apply it on a prospective basis. Additionally, AT&T Wireless Services is currently assessing the impact of this consensus on its results of operations, financial position, and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. AT&T Wireless Services' adoption of this statement during the year ended December 31, 2002, did not have an impact on its results of operations, financial position, or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also requires disclosure of significant variable interest entities for which a company is not the primary beneficiary. AT&T Wireless Services is required to apply FIN 46 to new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired on or prior to January 31, 2003, AT&T Wireless Services is required to apply FIN 46 no later than July 1, 2003.

AT&T Wireless Services has significant variable interests with several of its unconsolidated subsidiaries for which AT&T Wireless Services may be the primary beneficiary. These variable interests are in the form of non-voting equity interests, loans, and put options that provide the other owners the right to require AT&T Wireless Services to purchase their ownership interest if and when certain events occur. These subsidiaries were formed to acquire FCC licenses that AT&T Wireless Services was not eligible to acquire, and to build, hold, and operate wireless communication systems in various areas of the United States. These subsidiaries are generally considered to be in the development stage and require additional financial support, given that they have incurred losses and have not yet generated any significant revenue from their primary operations. To date, the activity of these entities has primarily consisted of acquiring FCC licenses through acquisitions and FCC auctions. AT&T Wireless Services currently accounts for these ventures under the equity method of accounting as AT&T Wireless Services does not have voting control and AT&T Wireless Services recognizes 100 percent of the entities' operating losses due to its significant variable interests. If AT&T Wireless Services is required to consolidate these ventures, it would have resulted in an estimated increase to Licensing costs of approximately $700 – $800 as of December 31, 2002. Additionally, AT&T Wireless Services will no longer treat these entities as unconsolidated subsidiaries and will reduce its Investments in and advances to unconsolidated subsidiaries by the carrying value of its investment in these entities, which totaled approximately $500 as of December 31, 2002. Any resulting difference between the net amount added to AT&T Wireless Services' balance sheet from consolidating these entities and the carrying values of the unconsolidated subsidiaries will be reflected as a Cumulative effect of a change in accounting principle. AT&T Wireless Services' maximum loss exposure related to these entities as of December 31, 2002 was approximately $145, which represented the value of the put options that provide the other owners the right to require AT&T Wireless Services to purchase their ownership interest when and if certain events occur. AT&T Wireless Services is currently assessing the impact on its results of operations and cash flows if AT&T Wireless Services is required to consolidate these entities. AT&T Wireless Services is also assessing the impact associated with its variable interests for which it is not the primary beneficiary.

[illegible] Event

On March 10, 2003, AT&T Wireless Services executed definitive agreements with US Cellular Corporation to transfer cash and wireless licenses in the Midwest and Northeast. In exchange, AT&T Wireless Services will receive wireless properties in Florida and Georgia. The transaction remains subject to federal regulatory approvals and certain other approvals.

Shareholder Information

Corporate Headquarters

AT&T Wireless Services, Inc.
7277 164th Avenue NE
Building 1
Redmond, WA 98052
1-425-580-6000

Stock Information

AT&T Wireless common stock (ticker symbol "AWE") is listed on the New York Stock Exchange. As of December 31, 2002, AT&T Wireless had 2.7 billion shares outstanding, which were held by more than 3.1 million shareholders.

Shareholder Services

For service or assistance with your AT&T Wireless registered shareholder account, please contact our Transfer Agent, Mellon Investor Services LLC, online anytime at www.melloninvestor.com or call toll free 1-866-367-6357. (For TDD Hearing Impaired, call 800-231-5469.) Automated phone service is available 24 hours a day. Customer service representatives are available Monday through Friday from 9 a.m. to 7 p.m. Eastern Time.

Address shareholder service correspondence to:

Regular Mail	*Registered or Overnight Mail*
Mellon Investor Services	Mellon Investor Services
P.O. Box 3434	85 Challenger Road
South Hackensack, NJ	Ridgefield Park, NJ
07606-3434	07660-2104

Investor Relations Contacts

By Phone: 1-425-580-1632

By Mail: AT&T Wireless Services, Inc.
Investor Relations
7277 164th Avenue NE
Building 1
Redmond, WA 98052

By Email: awsir@attws.com

Customer Contacts

Call 611 for free from any AT&T Wireless phone or call toll free 1-800-888-7600. Customer care is available 24/7/365. Online customer service is an easy way to manage wireless accounts. View bills, make payments and add features all through our secure website. Registration is free. Visit www.attwireless.com.

Online Access to Material

Please visit Investor Relations on the Internet at www.attwireless.com/wirelessir to view or download electronic versions of the company's financial reports and SEC filings, including:

- Form 10-K Annual Reports
- Form 10-Q Quarterly Reports
- Proxy Statements
- Quarterly Financial Results

Or visit the AT&T Wireless home page at www.attwireless.com to read news about the company and our products, sign up for wireless service or manage your wireless account.

Upon written request to the AT&T Wireless Investor Relations address noted at left, we will mail without charge a copy of our Form 10-K Annual Report filed with the Securities and Exchange Commission.

Annual Meeting

AT&T Wireless will hold its Annual Meeting of Shareholders at Meydenbauer Center in Bellevue, Washington, on Wednesday, June 11, 2003, at 9 a.m. Pacific Time.

Supplier Diversity Commitment

As part of its Supplier Diversity Plan, AT&T Wireless has an ongoing commitment to support minority-, woman- and veteran-owned businesses. For more information please call 1-425-AWS-MWBE (1-425-297-6923).

Recycling


This annual report is printed entirely on recycled paper.

© 2003 AT&T Wireless Services, Inc.

AT&T Wireless Services, Inc.
7277 164th Avenue NE
Building 1
Redmond, WA 98052
www.attwireless.com



AT&T Wireless

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